G&K SERVICES

2006 Annual Report
Form 10-K and
Proxy Statement

strength innovation

Our Vision

G&K Services will be the market leader in enhancing image and safety in the workplace through innovation.

Through our branded business apparel and facility services, we will partner with you to enhance your image and safety in the workplace. Whether your company is a Fortune 100 national account, a mid-size regional player, or a fast-growing, local business, G&K will meet your needs – and is dedicated to service excellence.

Our market-leading services include:

- *G&K Apparel Rental Services*
- *Lion Uniform Group*
- *G&K TeamWear™ Direct*
- *G&K First Step® Facility Services*
- *G&K Cleanroom Services*
- *G&K ProSura™ Food Safety Solutions Program*
- *G&K ProTect™ Safety Solutions Program*

To find out more about our total image and safety solutions, turn to page 12.

Table of Contents

Since 1902, we've put our strength and innovation to work helping customers advance their brand and enhance their image, safety, and security. Today, G&K Services is a North American market leader in branded identity apparel and facility services.

strength & innovation



TEAM WEAR
1-800-GK-CARES

During fiscal 2006, we continued to aggressively pursue our strategic vision. A key to realizing this vision is using our:

- **Knowledge** to create innovative and targeted **Solutions** for customers,
- **Experience** to support **Agility** in exceeding customer expectations,
- And **Focus** to pursue **Investments** that create competitive advantage and market expansion.

By executing our strategic vision, we believe that we will further accelerate revenue and earnings growth, and deliver superior returns to shareholders.

G&K 2006 Results	
Revenue	$880.8 million up 11.7%
Earnings	$1.97 per diluted share up 10.7%
Shareholders' Equity	$547.4 million up 14.1%
Cash Flow from Operations	$69.5 million up 9.4%

To our shareholders:

Our vision is clear.

G&K Services will be the market leader in enhancing image and safety in the workplace through innovation. We continue to focus on executing this strategic vision to deliver sustainable long-term value to our fellow shareholders.

A year of record revenue and net income

Fiscal 2006 marks our 37th consecutive year of revenue growth. For the year, revenues increased 11.7 percent to $880.8 million. Earnings were $1.97 per diluted share, an increase of 10.7 percent – and our second consecutive year of double-digit earnings growth. These solid results are further evidence of the strength of our strategy.

As we enter our third year of executing our strategic plan, we've accomplished a great deal. For example, we have restored rental organic growth, rebuilt our sales team, introduced segmented marketing to the industry, expanded our direct sale capabilities, strengthened our management team, and began a series of investments in technology and productivity improvements. While we're pleased with these significant milestones, we will continue to drive the organization to even higher levels of success and profitability.

Importantly, we will continue to make strategic investments to fuel long-term revenue growth and improve profitability. Let me describe how the execution of our strategic vision continues to produce momentum for accelerating revenue growth, increasing earnings and enhancing our competitive advantage.

Revenue
(dollars in millions)


733
789
$881
FY04
FY05
FY06

Earnings Per Diluted Share


1.61
1.78
$1.97
FY04
FY05
FY06

Accelerating organic growth

During fiscal 2006, our organic growth in both our rental and direct sale businesses accelerated. In fact, we achieved our highest level of rental organic growth in nearly five years. Clearly, investing in our sales force and in new marketing programs is working and helped produce the most substantial improvement in rental organic growth in our industry.



Richard L. Marcantonio
Chairman of the Board
and Chief Executive Officer

Over the last couple of years, we have invested in a number of strategic initiatives to accelerate revenue growth. Specifically, we have:

- strengthened our sales leadership;
- increased our sales headcount;
- improved our sales training, tools and programs;
- introduced segmented marketing programs to the industry;
- and expanded our direct sale business through the acquisition of the Lion Uniform Group.

As a result, during fiscal 2006 we:

- improved our rental organic growth rate by 300 basis points;
- increased new account sales by more than 30 percent to record levels;
- expanded our national account business to 14 percent of total revenue;
- grew route sales (selling more to existing customers) at a double digit rate – also to record levels;
- increased new sales productivity, as measured by average weekly sales written, by approximately 15 percent;
- introduced ProSura™ Retail, our second segmented marketing program for the retail food industry;
- and increased our direct sale revenue by over 65 percent.

Our growth investments are working, and more importantly, provide us with the momentum to further expand our organic growth rate.

Investing in our future

In addition to our growth investments, we continue to focus intently on driving value to our shareholders. To this end, we are making strategic investments in people, process, and productivity, positioning our company for greater levels of efficiency and profitability. While investing in the business does put pressure on near-term

Rental Organic Growth
(12 quarters) ▬ *Adopted new strategic vision*


(1.5)
(2.0)
(2.0)
(2.5)
(2.0)
(1.0)
1.5
2.5
3.0
3.5
3.5
4.5
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY04
FY05
FY06

Direct Sales
(dollars in millions)


25
48
$80
FY04
FY05
FY06

earnings, we believe the investment in people, operational initiatives and innovative technology is necessary to drive long-term earnings growth and shareholder value.

Innovation, like our new handheld technology, will contribute to margins through increased productivity. This advanced, best-in-class, proprietary system incorporates all aspects of the route salesperson's job, leading to increased customer satisfaction, office productivity and route efficiency. We also continue to invest in technology systems that will increase operational efficiency in our regional distribution centers and direct sale business. We believe the utilization of innovative technology will further enhance our competitive position in the marketplace.

Along the way, we also continued to drive efficiency in our operations through process excellence initiatives. In the fiscal year, we also continued to rationalize capacity by closing plants and directing more business to our highly-automated plants. In addition, we have realigned our operations to better service customers and capture opportunities created by our continued sales momentum.

People drive results

People are key to the success in any business. During the year, we continued to invest in people by expanding our sales force and investing in recruitment and retention initiatives. We were also pleased to welcome two new members to the executive team – Dave Miller as President of U.S. Rental Operations and Jackie Punch as Senior Vice President of Human Resources. In addition, we added J. Patrick Doyle as an independent director to our board. Guided by our experienced leadership team and our strong, independent board of directors, we will continue to make investments that position the company for long-term success. The combination of talented people leveraging best practices and advanced technology will lead G&K into the future.

I believe that we have some of the most talented, dedicated – and compassionate – people working right here at G&K. In the aftermath of the hurricanes, natural disasters that severely impacted our employees and customers, G&K employees gave generously of their time and resources. They donated to G&K's Hurricane Relief fund, provided laundry services for hurricane victims temporarily living at the Houston Astrodome, contributed significantly to United Way, and continued working to enrich our communities.

Today, G&K is fast approaching a billion-dollar company and we remain committed to advancing our strategic vision. In 2007, we intend to sustain our momentum with aggressive investments that fuel revenue growth, accelerate earnings, and position G&K for continued strength and innovation.

Sincerely,

Richard Marcantonio

Richard L. Marcantonio
Chairman of the Board
and Chief Executive Officer

Shareholders' Equity
(dollars in millions)


429
480
$547
FY04
FY05
FY06

Cash from Operations
(dollars in millions)


96
64
$70
FY04
FY05
FY06

Eleven-Year Summary

G&K Services, Inc. and Subsidiaries

	2006	2005	2004[1]	2003	2002	2001	2000[1]	1999	1998	1997	1996
(As restated for adoption of FAS 123 (r):)											
Per Share (diluted)											
Revenues	**$ 41.45**	$ 36.86	$ 35.09	$ 34.10	$ 32.80	$ 32.09	$ 30.55	$ 27.56	$ 26.55	$ 18.61	$ 16.24
Assets	**44.75**	42.20	38.41	37.64	33.00	30.31	29.04	26.40	26.00	15.27	13.85
Equity	**25.76**	22.42	20.55	18.55	16.58	14.79	13.26	11.43	9.60	8.18	6.82
Earnings	**1.97**	1.78	1.61	1.54	1.75	1.56	1.74	1.76	1.56	1.42	1.11
Dividends	**0.07**	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Price: High	**43.10**	45.25	40.96	37.00	41.60	30.25	54.00	56.25	47.31	37.75	32.00
Low	**34.17**	35.97	28.26	21.57	21.86	17.00	14.75	39.75	33.00	23.50	18.75
Income Data (000s)											
Revenues	**$880,843**	$788,775	$733,447	$705,588	$677,591	$656,381	$625,855	$565,245	$543,091	$380,102	$331,229
Operating Income	**74,863**	72,666	66,221	65,970	73,456	70,483	76,140	76,821	74,451	54,745	45,180
Interest Expense	**(13,226)**	(11,338)	(11,966)	(13,691)	(13,609)	(17,239)	(16,702)	(17,213)	(21,848)	(6,846)	(7,964)
Pretax Income	**61,637**	61,328	54,255	52,279	59,847	53,244	59,438	59,608	52,603	47,899	37,216
Income Taxes	**19,786**	23,149	20,617	20,433	23,708	21,405	23,864	23,573	20,635	18,897	14,496
Net Income	**41,851**	38,179	33,638	31,846	36,139	31,839	35,574	36,035	31,968	29,002	22,720
Average Diluted Shares Outstanding	**21,253**	21,400	20,900	20,691	20,660	20,457	20,487	20,509	20,454	20,426	20,394
Balance Sheet (000s)											
Current Assets	**$271,237**	$236,511	$207,367	$192,044	$185,810	$188,671	$176,302	$162,806	$153,413	$113,128	$ 99,650
Net Fixed Assets	**249,001**	243,307	240,609	250,757	230,530	225,965	216,434	198,435	187,685	149,721	132,898
Total Assets	**951,092**	903,169	802,747	778,806	681,699	619,963	594,952	541,432	531,842	311,965	282,520
Current Liabilities	**129,021**	132,686	119,594	95,526	73,568	127,772	115,938	78,386	66,769	69,236	46,213
Long-Term Debt	**195,355**	210,462	184,305	236,731	214,977	148,951	167,345	193,952	234,843	54,284	75,143
Stockholders' Equity	**547,388**	479,750	429,462	383,720	342,503	302,585	271,674	234,442	196,333	167,146	139,135
Cash Flow Data (000s)											
Cash from Operations	**$ 69,521**	$ 63,534	$ 96,267	$ 96,913	$ 79,679	$ 84,930	$ 83,314	$ 59,381	$ 74,452	$ 44,092	$ 41,884
Property, Plant and Equipment Additions, Net	**(31,968)**	(19,408)	(17,349)	(31,403)	(29,156)	(34,115)	(43,699)	(37,974)	(37,398)	(35,536)	(36,237)
Ratio Analysis (%)											
Operating Margin	**8.5%**	9.2%	9.0%	9.3%	10.8%	10.7%	12.2%	13.6%	13.7%	14.4%	13.6%
Pretax Margin	**7.0**	7.8	7.4	7.4	8.8	8.1	9.5	10.5	9.7	12.6	11.2
Effective Tax Rate	**32.1**	37.7	38.0	39.1	39.6	40.2	40.1	39.5	39.2	39.5	39.0
Net Margin	**4.8**	4.8	4.6	4.5	5.3	4.9	5.7	6.4	5.9	7.6	6.9
Return on Assets[2]	**4.6**	4.8	4.3	4.7	5.8	5.4	6.6	6.8	10.2	10.3	9.0
Return on Average Equity	**8.1**	8.4	8.3	8.8	11.2	11.1	14.1	16.7	17.6	18.9	17.8

Ten-Year Highlights

Compound Annual Revenue Growth	10.3%
Compound Annual Net Income Growth	6.3%

[1] The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 and 2000 results are based on 53 weeks, whereas the remaining years shown reflect 52 weeks.

[2] Based on beginning amounts.

A talented team in place

No one understands the business of branded identity apparel and facility services better than we do. The combination of our experienced industry veterans and newer talent broadens and deepens our knowledge base.

How do we apply our broad industry knowledge to meet customers' specific needs? We ask questions. Through customer advisory boards and ongoing market research, G&K continuously expands its customer understanding. We apply our knowledge to create differentiated services that satisfy customer needs – and drive growth in sales to new and existing customers.

To keep our intellectual edge, we continue to invest in people with recruitment and retention initiatives, as well as employee development focused on leadership, sales, change management and technology.

The result? A progressive, highly-skilled team – and measurable gains in productivity across our organization.

knowledge





solutions

Creating targeted solutions

We apply our industry knowledge to solve critical customer problems, creating innovative and segmented solutions that improve safety – in very distinct workspaces.

In the food processing industry, our understanding of cross-contamination issues was the genesis for our success with ProSura™, a program designed to mitigate food safety risks.

In turn, the ProSura program success spurred the development of ProSura™ Retail, a food safety solution program for the retail grocery and casual dining industry. What is the market potential within this fast-growing industry? We believe substantial, as demonstrated by our increased share of this market.

We're also inventing new ways to keep industrial workers comfortable and safe. Our innovative ProTect™ safety solutions program use extremely durable, flame-resistant apparel that fight the risk of flash fire and arc flash. That's one reason so many companies choose G&K as a key partner in their safety programs.

Building on our experience

In 1902, G&K's industry experience was limited to dyeing fabrics for local garment makers. Today, the company is a leading business-to-business partner with customers throughout North America – in nearly every industry segment.

G&K solutions are an integral part of our customers' image, safety, and security strategy. In fact, we've extended our specialized expertise to critical-control environments through our cleanroom business. Today, G&K meets exacting standards in the micro-electronic, biotechnology, pharmaceutical, defense and automotive industries. But experience alone won't sustain competitive advantage. We continue to evolve, building on experience by investing in sales, marketing, technology, and process improvements. The outcome? Our ever expanding capabilities and service enhancements across multiple industries.

experience




agility

Executing the vision

Change is a business constant. Experience taught us that agility is the key to weathering change and driving long-term success. Our responsible leadership, increasingly diverse customer base, highly-trained employees, and strategic vision keep us grounded, resilient – and enterprising. We've grown stronger by adapting our processes and technologies, leveraging plant capacity, and addressing the market with creativity and value.

Agility also translates to new customers. Case in point: nearly 19,000 Delta Airlines' customer contact employees wear fashion-forward, custom-designed uniforms. As our direct sales and service teams meet the surging demand for customized corporate uniform programs, we're leveraging the design, sourcing, and fulfillment capabilities of our direct sale business. Enriching our direct sale customer base is one way we employ agility to propel sales.


focus

Focusing on business fundamentals

Our unified focus on the customer drives the fundamentals of our business. And our market segmentation initiatives are uncovering more specific needs within very large industry segments – and producing actionable insights. We've identified, for example, how the identity and safety needs of public-facing retail or service sector employees differ from traditional uniformed workers in the industrial and manufacturing sectors.

By focusing on specific customer needs, we can better identify underserved markets, emerging trends, and new purchasing patterns. The big picture: we're targeting greater market share and a competitive advantage. Total image and safety programs complement our core uniform rental business and are driving double-digit increases in new account growth.

Investing in our future

Looking ahead, what do we see? Market research points to the need for speed – swift customer service and innovative, time-saving solutions. That's why we're investing in systems to streamline distribution, improve customer reporting, and boost operational efficiency.

We're currently introducing new handheld technology throughout our entire route service organization. Our best-in-class technology is proprietary to G&K and will greatly expedite the order, delivery, and account service process. It's a competitive advantage that will help further accelerate our route sales growth – which soared to record levels this year.

To further accelerate growth, we'll continue to invest in our sales organization, training, and segmented marketing programs. We'll keep our momentum and forward focus on strategic acquisitions and operational initiatives to increase capacity utilization, raise service standards and fuel future earnings growth.

investment



G&K Services
TEAM WEAR
ENHANCING IMAGE & SAFETY THROUGH INNOVATION
3445
1-800-GK-CAR
James

For more than 100 years, G&K has evolved to meet customers' unique needs while providing superior customer service.

G&K's vision is to become the North American leader in enhancing our customers' image and safety in the workplace through innovation. Today, G&K meets the image and safety needs of more than 160,000 customers across numerous industries.

About 9,700 employees from over 140 service locations serve our diverse and expanding customer base. We serve customers in 86 of the top 100 and all of the top 30 North American markets. Our market-leading services include:

- G&K Apparel Rental Services
- Lion Uniform Group
- G&K TeamWear™ Direct
- G&K First Step® Facility Services
- G&K Cleanroom Services
- G&K ProSura™ Food Safety Solutions Program and
- G&K ProTect™ Safety Solutions Program.

Since going public in 1969, G&K has enjoyed double-digit compounded annual growth in revenue and in earnings.


Apparel Rental
First Step® Facility
ProTect™ Program

G&K First Step® Facility Services

First Step Facility Services helps customers create a positive and lasting impression in the workplace by enhancing their image, safety, and hygiene.

Many businesses consider First Step Facility Services essential to their daily business operations:

- We provide a comprehensive selection of facility services.
- Our products are at work from door to door, throughout the workplace. Quality mats, mops, toweling products and a full suite of restroom supplies help ensure a clean, safe and positive environment.

G&K Apparel Rental Services

Our rented or leased branded identity apparel programs include uniforms, corporate casual wear, and executive apparel, innovatively customized to the unique image, safety and security needs of our customers.

Apparel rental is a growth market with evidence of increasing demand:

- According to analyst research, less than 10 percent of the workforce participates in a rental uniform program.
- About 50 percent of our new account wins come from first-time companies who were not previously in a rental uniform program.
- Continued growth is fueled by increased brand awareness, and the need for consistent identity and image in the workplace.


Lion Uniform Group and G&K TeamWear™


ProSura™ Program


Cleanroom

Lion Uniform Group and G&K TeamWear™ Direct

Our Lion Uniform Group strategically partners with customers to build their brand and image strategy through direct sale programs. We focus on very specific, targeted markets, offering customers our industry-leading capabilities in design, sourcing and program management for unique brand, identity and image solutions.

In addition to Lion, G&K TeamWear Direct offers our rental customers a line of professional, personalized, custom-embroidered logo apparel and other products to enhance their brand and image needs.

Our direct sale business is delivering record growth:

- A focus on national accounts in targeted markets has helped triple our direct sale revenue in just two years.
- Direct sale growth reflects continuing customer demand for one-stop image, safety and security solutions.

G&K ProSura™ Food Safety Solutions Program

ProSura Food Safety Solution program is specifically designed to meet the stringent cross-contamination control requirements of our customers in the food processing, grocery, and restaurant industries. The ProSura program demonstrates our success at solving unique customer concerns through segmented marketing.

G&K's one-of-a-kind program differentiates us from the competition and offers valuable benefits to customers:

- We consider the ProSura program the best food safety program of its kind currently in place in the garment supplier industry.
- Our patent pending closed-loop process was developed to avoid cross-contamination within the customer's premises; it ensures safety and consistency of people and products.

G&K ProTect™ Safety Solutions Program

G&K's ProTect Safety Solutions program helps industrial, utility, and manufacturing customers protect their business and their people by keeping employees safe, comfortable, and productive in potentially dangerous work sites.

G&K offers a wide range of specially-developed protective solutions and services:

- Our G&K ProTect safety solutions program and line of flame-resistant apparel can help provide flash fire and arc flash protection.
- Job safety is mission critical in the energy, utility, refining, chemical manufacturing, metalworking, welding, and mining industries.
- We developed our ProTect safety solutions program to optimize safety and comfort within specific work environments, climates, and job functions.

G&K Cleanroom Services

Our fully-integrated, world-class cleanroom services help customers meet their most exacting standards of cleanliness. Solutions include cleanroom garments and process control services.

G&K's unique expertise in this market niche is a competitive differentiator:

- We serve numerous cleanroom customers in the micro-electronic, pharmaceutical, biotechnology, defense, and automotive industries.
- G&K's state-of-the-art facilities provide operational excellence, quality assurance, and process efficiency in managing the details of the customer's business.

We strive to enrich our communities

In 2006 G&K employees gave blood, walked countless miles, cleaned laundry for hurricane victims in the Houston Astrodome, picked up garbage, served breakfast to the homeless, washed windows for the elderly, worked with troubled youth and generously contributed their own money.

We believe business leaders should be civic leaders. That's why we strive – as an organization and individually – to take action on behalf of people and communities in need.

Establishing a new foundation

The path of Hurricane Katrina hit close to home and reminded us of the critical need for community service and charitable giving. Our employees, customers, vendors, and neighbors were affected by the devastation. The G&K Services Foundation, dedicated to supporting charitable organizations and funding initiatives in human services and education, responded to the call. As individuals, G&K employees pulled together to ensure that the affected families were taken care of in their time of need.

The foundation's Katrina Emergency Assistance Program granted significant financial assistance to hurricane victims, including affected employees and their families. The donation included generous contributions by employees and a matching amount given by the foundation. We also provided donations to the American Red Cross and provided laundry services for Katrina victims at the Houston Astrodome and in San Antonio, Texas.

Charitable grants and volunteerism

In fiscal 2006, G&K made significant contributions in charitable grants and sponsorships to qualified nonprofit organizations. We also continued our tradition of supporting health and human services programs through our partnership with United Way, receiving special recognition for our corporate and employee giving.

G&K also supports employee volunteerism in our corporate headquarters through our Week of Volunteerism each spring and fall, giving employees paid time off to volunteer. Employees can volunteer in organized events on- or off-site to benefit nonprofit partners that serve the community.



G&K people are good citizens, compassionate neighbors, and tireless volunteers.

In fiscal 2006, 150 G&K employees donated over 600 hours in labor to programs that benefit youth and the elderly, homeless persons, people with disabilities, and the environment. We also support other volunteer opportunities throughout the year, and plan to rollout a coordinated Volunteer Program to support ongoing volunteer efforts at G&K locations throughout North America in the future.

Environmental stewardship

Environmental responsibility is an essential component of fiscal and civic leadership. From our fleet of delivery vehicles to our production facilities throughout North America, G&K is taking action to implement sound environmental strategies.

Over the past year, these key environmental programs have produced measurable reductions in our energy use:

- **Energy management program** – Automated energy management systems in all G&K production facilities track and record natural gas and electricity usage for each major process area and provide energy-saving strategies. The system has significantly improved energy efficiencies throughout the company.
- **Water conservation** – Several production facilities have implemented water reclamation systems. These systems reduce the amount of water and energy used in production and cleaning processes while also decreasing wastewater discharge to community treatment works.
- **Vehicle fuel conservation** – Our companywide fuel efficiency program tracks vehicle fuel usage, routes, and driving habits. The program has helped improve mileage and reduce overall fuel consumption by recommending more efficient route patterns and driving behaviors.

G&K Services is a market leader throughout North America. We strive to be a leader in the communities that we live and work in as well.



Wherever you find G&K people, you'll find them at work in the community.



G&K volunteers in action. *Shown clockwise:* walking for breast cancer, packing meals for the Emergency Food Shelf Network, and planting gardens at Courage Center's headquarters.



seated, left to right: A. Richter, M. Allen
standing, left to right: J. Bronson, J.P. Doyle, E. Mrozek, R. Marcantonio, L. Pippin, P. Baszucki, W. Fortun

Audit Committee
Michael G. Allen
Ernest J. Mrozek
Alice M. Richter*

Compensation Committee
John S. Bronson
J. Patrick Doyle
Wayne M. Fortun*

Corporate Governance Committee
Paul Baszucki
John S. Bronson
M. Lenny Pippin* +

*Chairperson
+Presiding Director

Richard L. Marcantonio
Chairman of the Board
and Chief Executive Officer

Michael G. Allen
Founder, Chairman
Michael Allen Company

Paul Baszucki
Retired, Chairman of the Board
Norstan, Inc.

John S. Bronson
Former Senior Vice President,
Human Resources
Williams-Sonoma, Inc.

J. Patrick Doyle
Executive Vice President
of U.S. Store Operations
Domino's Pizza, Inc.

Wayne M. Fortun
President, Chief Executive Officer
and Chief Operating Officer
Hutchinson Technology, Inc.

Ernest J. Mrozek
President and Chief Financial Officer
The ServiceMaster Company

M. Lenny Pippin
President and Chief Executive Officer
The Schwan Food Company

Alice M. Richter
Retired, Partner
KPMG LLP

Annual Report on Form 10-K
Proxy Statement for
the 2006 Annual Meeting
of Shareholders

10-K& proxy 06

G&K Services, Inc.

For the fiscal year ending July 1, 2006

Form 10-K Table of Contents

Proxy Statement Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

G&K SERVICES

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended July 1, 2006

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-4063

G&K SERVICES, INC.
(Exact name of registrant as specified in its charter)

MINNESOTA	**41-0449530**
(State of incorporation)	(I.R.S. Employer Identification No.)

5995 Opus Parkway
Minnetonka, Minnesota 55343
(Address of principal executive offices)

Registrant's telephone number, including area code (952) 912-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on which Registered**
Class A Common Stock (par value $0.50 per share)	The NASDAQ Stock Market LLC.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(b) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting stock of registrant held by non-affiliates of the registrant on December 31, 2005 (the last business day of the registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, and was approximately $833,037,800.

On August 29, 2006, there were outstanding 21,283,816 shares of the registrant's Class A Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in November 2006, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

FORM 10-K

PART I

Item 1. Business

G&K Services, Inc., founded in 1902 and headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. The existing North American rental market is approximately $6.5-$7.0 billion, while the existing portion of the direct sale market targeted by us is approximately $4.5-$5.0 billion in size.

Through internal growth and acquisitions, we have steadily expanded our operations into additional geographic markets. We operate over 140 locations in North America. These locations service customers in 86 of the top 100 metropolitan markets (MSAs) in the United States and Canada, including all of the top 30 MSAs.

We target our marketing efforts towards customers and industries in geographic locations that are expanding and are in need of a corporate image, safety or facility services program. Our marketing efforts focus on our high levels of product quality, our consistent customer-centric service through multiple sales channels and program management abilities. Management believes that both existing and potential customers large and small are willing to pay a premium price to a service provider that can consistently support their image and safety needs.

Customers, Products and Services

We serve over 160,000 customers, from Fortune 100 companies to fast-growing small and midsize firms. No single customer represents more than 1.5% of our total revenues. We serve customers in virtually all industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others. Over one million people wear our uniforms every day.

Our full-service business apparel and facility services programs provide rental-lease or purchase options to meet varied customer needs including heavy-industrial, light-manufacturing, service businesses, corporate casual and executive apparel markets. In addition, we offer cleanroom garments and process control services to meet the needs of high-technology customers.

We believe that customers use branded identity apparel programs to meet a variety of critical business needs that enhance image and safety in the workplace, including:

- Company safety and security – uniforms help identify employees working for a particular company or department.
- Brand awareness – uniforms promote a company's brand identity and employees serve as "walking billboards."
- Image – uniforms help companies project a professional image through their employees and frame the perception of credibility, knowledge, trust and a commitment to quality to their customers. Uniformed employees are perceived as trained, competent and dependable.
- Employee retention – uniforms enhance worker morale and help build a teamwork attitude in addition to being an employee benefit.
- Worker protection – uniforms help protect workers from difficult environments such as heavy soils, heat, flame or chemicals.
- Product protection – uniforms and facility services help protect products against contamination in the food, pharmaceutical, electronics and health care industries.

We provide our apparel-rental customers with a full range of services and solutions. A consultative approach is used to advise and assist our customers in creating specialized solutions including determining garment application and choosing the appropriate fabrics, styles and colors to meet their branding, identity and safety needs. We can quickly source and access new and used garments to provide rapid response as customer needs change due to increases, decreases or turnover in their work force. Professional cleaning, finishing, repair, embellishment and replacement of uniforms in use is a normal part of the rental service. Soiled uniforms are picked up at the customer's location and returned clean and in good condition on a weekly cycle.

Uniform rental programs can provide significant customer advantages over ownership. Renting eliminates investment in uniforms; offers flexibility in styles, colors and quantities as customer requirements change; assures consistent professional cleaning, finishing, repair and replacement of items in use; and provides freedom from the expense and management time necessary to administer a uniform program or operate an in house laundry.

Our facility services programs provide a wide range of dust control, maintenance and hygiene products and services. They include several floor mat offerings (traction control, logo, message, scraper and anti-fatigue), dust and wet mops, wiping towels, fender covers, selected linen items and several restroom hygiene products. These products support customers' efforts in maintaining a clean, safe and attractive environment within their facilities.

We also offer direct sale and custom-embroidered logo apparel programs to meet customer branded identity needs. The direct sale programs can be used for departments and/or customers that require highly customized and branded apparel or for workers who don't start at the same location each day and need uniform apparel they can care for themselves. It can be a more economical approach for high turnover positions and can be used for employee rewards and recognition, trade shows or events or customer and vendor appreciation programs.

We also offer comprehensive direct sale uniform programs to large national account customers through our Lion Uniform Group (Lion). Lion serves many different industries and specializes in serving the security, airline and convenience store/retail industries. They handle all aspects of the uniform program including design, sourcing, distribution, embellishment, information reporting and program management.

FORM 10-K

Acquisitions

Our industry is consolidating from many family owned and small local providers to several large providers. We are participating in this industry consolidation. Our rental acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and to further leverage our existing plants.

We made several small acquisitions in each of the past three fiscal years. The pro forma effects of these acquisitions, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate, to the Company. The total purchase consideration, including related acquisition costs of these transactions, was $11.5 million, $86.8 million and $24.9 million in fiscal 2006, 2005 and 2004, respectively. The fiscal 2005 purchase consideration includes $11.9 million of debt issued. Subsequently this amount was reduced in fiscal 2006 by $1.4 million. The total purchase price exceeded the estimated fair values of assets acquired and liabilities assumed by $5.4 million in fiscal 2006, $50.6 million in fiscal 2005 and $19.3 million in fiscal 2004.

Competition

Customers in the corporate identity apparel and facility services industry choose suppliers primarily based upon the quality, price and breadth of products offered, the fit with their unique business environment and brand positioning needs, and the excellence of the service they receive. While we rank among the nation's largest garment rental suppliers, we encounter competition from many companies in the geographic areas we serve. Competitors include publicly held companies such as ARAMARK Work Apparel and Uniform Services (a division of ARAMARK Corporation), Cintas Corporation, UniFirst Corporation and others. We also compete with a multitude of regional and local businesses that vary by geographic region. We believe that we compete effectively in our line of business because of the quality and breadth of our product line, the development of innovative and custom solutions for customers' unique needs, the service excellence we provide, and our proven ability as an outsource partner. In addition, our competitors generally compete with us for acquisition candidates, which can reduce the number of acquisition candidates available to us.

Manufacturing and Suppliers

We manufactured approximately 40% of the uniform garments that we placed into service in fiscal 2006. These garments are manufactured primarily at a Company owned facility located in the Dominican Republic and, to a lesser degree, at two Company owned facilities in the United States. Various outside vendors are used to supplement our additional rental needs, including garments, floor mats, dust mops, wiping towels, linens and related products. We are not aware of any circumstances that would limit our ability to obtain raw materials to support the manufacturing process or to obtain garments or other rental items to meet our customers' needs.

Environmental Matters

Our operations are subject to various federal, state and/or local laws regulating the discharge of materials into the environment. This includes discharges into wastewater and air, and the generation, handling, storage, transportation and disposal of waste and hazardous substances. We generate modest amounts of waste in connection with our laundry operations, specifically detergent wastewater, wastewater sludge, waste oil and other residues. Some of these wastes are classified as hazardous wastes under these laws. We continue to make significant investments in properly handling and disposing of these wastes.

Although any environmental related liability could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our results of operations or financial position, we believe the likelihood of such occurrence is remote. Based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not reasonably likely to have a material adverse effect on our results of operations or financial position.

Employees

Our U.S. operations had a total of 7,746 employees as of July 1, 2006, consisting of 3,966 production employees and 3,780 sales, office, route and management personnel. Unions represent approximately 13.7% of our U.S. employees. Management believes its domestic employee relations are satisfactory.

Our Canadian operations had a total of 1,939 employees as of July 1, 2006, consisting of 1,210 production employees and 729 sales, office, route and management personnel. Unions represent approximately 45.0% of our Canadian employees. Management believes Canadian employee relations are satisfactory.

Foreign and Domestic Operations

Financial information relating to foreign and domestic operations is set forth in Note 10 of our consolidated financial statements included in Item 8 of this Form 10-K.

Intellectual Property

We own a portfolio of registered trademarks, trade names and licenses, and certain U.S. and foreign process and manufacturing patents relating to our business as we currently conduct it. These proprietary properties, in the aggregate, constitute a valuable asset. Among these are the trademarks and trade names G&K Services®, G&K TeamWear®, G&K First Step® Facility Services, G&K ProSura™ food safety solutions, G&K ProTect™ personal safety protection, and G&K Exceed™ performance fabric brands, various logos and marketing themes and collateral. We do not believe, however, that our business is dependent upon any single proprietary property or any particular group of proprietary properties.

Seasonality; Working Capital

We do not consider our business to be seasonal to any extent or subject to any unusual working capital requirements.

Available Information

We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.gkservices.com. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report on Form 10-K. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, including energy costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, loss of key management, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, failure to achieve and maintain effective internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, changes in federal and state tax laws and the reactions of competitors in terms of price and service. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Also note that we provide the following cautionary discussion of risks uncertainties and assumptions relevant to our businesses. Actual results may differ from certain assumptions we have made causing actual events to vary from expected results. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. Higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for our products and services. Increases in labor costs, including healthcare and insurance costs, higher material costs for items such as linens and textiles, higher fuel and other energy costs, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rentals and other services and selling and administrative expenses and could adversely affect our operating results.

Increased competition could adversely affect our financial performance.
We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the primary competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which would be detrimental to our operating results. Our competitors also generally compete with us for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing such services. These competitive pressures could adversely affect our sales and operating results.

Risks associated with the suppliers from whom our products are sourced could adversely affect our operating results.
The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. All of our suppliers must comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our operating results.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results.
Our operating locations are subject to stringent environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations or liabilities under these laws and regulations. We are currently involved in a limited number of remedial investigations and actions at various locations. While, based on information currently known to us, we believe that we maintain adequate reserves with respect to these matters, our liability could exceed forecasted amounts, and the imposition of additional clean-up obligations or the discovery of additional contamination at these or other sites could result in additional costs. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions, including tort suits.

From time to time we are subject to legal proceedings that may adversely affect our financial condition and operating results.
From time to time we are party to various litigation claims and legal proceedings. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial condition and operating results. We discuss these lawsuits and other litigation to which we are party in greater detail below under the caption "Item 3. Legal Proceedings" and in Note 9 to our consolidated financial statements.

Risks associated with our acquisition policy could adversely affect our operating results.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to locate and purchase suitable acquisitions. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all material liabilities of an acquired business

for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Our Canadian results and Dominican Republic operations are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

Certain of our foreign revenues and operating expenses are transacted in local currencies. As a result, our results of operations and certain receivables and payables are subject to foreign exchange rate fluctuations.

If we are unable to preserve positive labor relationships or become the target of labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

Significant portions of our Canadian labor force are unionized, and a lesser portion of United States employees are unionized. Competitors within our industry have been the target of unionization campaigns by multiple labor unions. While we believe that our Canadian and domestic employee relations are satisfactory, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and services. In addition, significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our results by restricting our ability to maximize the efficiency of our operations.

If we are unable to attract and retain staff our results of operations could be adversely impacted.

Our ability to attract and retain workers is important to our operations. Our ability to expand our operations is in part impacted by our ability to increase our labor force. In the event of a labor shortage, or in the event of a change in prevailing labor and/or immigration laws, we could experience difficulty in delivering our services in a high-quality or timely manner and we could be forced to increase wages in order to attract and retain employees, which would result in higher operating costs.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including fires at facilities, natural disasters such as hurricanes and tornados, war or terrorist activities, unplanned outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We occupy 165 facilities located in the United States, Canada and the Dominican Republic. These facilities include our processing, branch, garment manufacturing, distribution and administrative support locations. We clean and supply rental items principally from 63 industrial garment, cleanroom garment, dust control and linen supply plants located in 49 cities in the United States and 11 cities in Canada. We own approximately 80% of our processing facilities, each of which average over 43,000 square feet in size.

Item 3. Legal Proceedings

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include but are not limited to those items set forth in Item 1. Business – Environmental Matters and lawsuits that challenge the practice of charging for certain environmental services on invoices and contract disputes. None of these legal actions are expected to have a material adverse effect on our results of operations, financial position or cash flow.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the fourth quarter of fiscal 2006.

FORM 10-K

Item 5. Market for Registrant's Common Stock and Related Security Holder Matters

Our Class A Common Stock is quoted on the Global Select Market of The NASDAQ Stock Market LLC. under the symbol "GKSR." The following table sets forth the high and low reported sales prices for the Class A Common Stock as quoted on the NASDAQ National Market, a predecessor to The Global Select Market of the NASDAQ Stock Market LLC., for the periods indicated.

	Fiscal 2006		Fiscal 2005	
	High	**Low**	High	Low
1st Quarter	**$43.10**	**$36.65**	$40.80	$35.97
2nd Quarter	**40.38**	**35.26**	44.06	37.90
3rd Quarter	**42.95**	**38.24**	45.25	37.65
4th Quarter	**42.47**	**34.17**	41.08	36.85

As of August 29, 2006, we had approximately 478 registered holders of record of our common stock.

We have declared cash dividends of $0.0175 per share in each of the quarters for the fiscal years ended July 1, 2006 and July 2, 2005. Our debt agreements contain various restrictive covenants, which, among other things, limit the payment of cash dividends we declare during any fiscal year.

The following table sets forth certain information as of July 1, 2006 with respect to equity compensation plans under which securities are authorized for issuance:

Plan category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options (A)	Weighted-Average Exercise Price of Outstanding Options (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders:			
Employee Plans[2]	**1,305,016**	**$35.94**	**1,039,296**
1996 Directors' Stock Option Plan[3]	**59,000**	**35.72**	**22,000**
Total:	**1,364,016**	**$35.84**	**1,061,296**
Equity compensation plans not approved by stockholders:			
None	–	–	–
Total	**1,364,016**	**$35.84**	**1,061,296**

[1] See Note 6 to our audited financial statements included in the accompany financial statements.

[2] Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

[3] Does not include rights to 1,300 restricted stock units issued under a deferred compensation plan whereby directors have the option to forgo cash payments and instead receive shares of our Class A Common Stock when the director leaves our board.

There were no share repurchases for the quarter ended July 1, 2006.

Item 6. Selected Financial Data

The following table sets forth certain selected financial data. All amounts are in thousands, except per share data.

	2006	2005 (restated)	2004 (restated)	2003 (restated)	2002 (restated)
Revenues	**$880,843**	$788,775	$733,447	$705,588	$677,591
Net Income	**41,851**	38,179	33,638	31,846	36,139
Per Share Data:					
Basic earnings per share	**1.98**	1.82	1.62	1.55	1.76
Diluted earnings per share	**1.97**	1.78	1.61	1.54	1.75
Dividends per share	**0.07**	0.07	0.07	0.07	0.07
Total Assets	**951,092**	903,169	802,747	778,806	681,699
Long-Term Debt	**195,355**	210,462	184,305	236,731	214,977
Stockholders' Equity	**547,388**	479,750	429,462	383,720	342,503

Restatement explanation: Fiscal years 2002, 2003, 2004 and 2005 information has been restated as a result of adopting SFAS 123(r). See Note 1 of our consolidated financial statements included in Item 8 of this Form 10-K for a description of the impact of adopting SFAS 123(r) and an explanation of the method employed to determine the number of shares used to compute per share amounts.

Fiscal Year: We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 was a 53-week year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto which are included herein. We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. The fiscal year ended July 3, 2004 was a 53-week year with the extra week reported in the fourth quarter.

Overview

G&K Services, Inc., founded in 1902 and headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. The North American rental MSA is approximately $6.5-$7.0 billion, while the portion of the direct sale market targeted by us is approximately $4.5-$5.0 billion in size.

In fiscal 2006, revenue grew to $880.8 million, up 11.7% over the prior year as a result of accelerated new account growth, improved customer retention, significantly improved direct sales and acquisitions. Our fiscal 2006 net income grew by 9.6% to $41.9 million which reflects higher operating income from strong revenue growth, productivity improvements and a lower effective tax rate, partially offset by record energy costs, impact of hurricanes and higher interest expense. In addition, we continued to accelerate strategic investments in sales, marketing and technology initiatives.

Our industry is consolidating from many family owned and small local providers to several large providers. We are participating in this industry consolidation. Our rental acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and further leverage our existing plants.

We made a small acquisition during fiscal 2006. In October 2005, we acquired certain assets from an organization in Ontario, Canada, a uniform and textile service company serving customers in Sarnia, Ontario; Detroit, Michigan and St. Louis, Missouri. This purchase expands and enhances our uniform and textile rental business in North America.

The pro forma effect of the acquisitions listed above and those made in the last two fiscal years, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate. The total purchase consideration, including related acquisition costs of these transactions, was $11.5 million, $86.8 million and $24.9 million in fiscal 2006, 2005 and 2004, respectively. The fiscal 2005 purchase consideration includes $11.9 million of debt issued which was subsequently reduced in fiscal 2006 by $1.4 million. The total purchase price exceeded the estimated fair values of assets acquired and liabilities assumed by $5.4 million in fiscal 2006, $50.6 million in fiscal 2005 and $19.3 million in fiscal 2004.

Critical Accounting Policies

The discussion of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. See Note 1 to the consolidated financial statements for additional discussion of the application of these and other accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

Our rental operations business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or abused merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Estimates are used in determining the collectibility of billed accounts receivable. Management analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are used in connection with establishing the allowance in any accounting period. While we have been consistent in applying our judgments and in making our estimates over the past three fiscal years, material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories

Our inventories consist of new goods and rental merchandise in service. Estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both obsolete and excess inventories. New goods are stated at lower of cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes different judgments or utilizes different estimates.

Goodwill, Intangibles and Other Long-Lived Assets

As required under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is separately disclosed from other intangible assets on the balance sheet and no longer amortized. SFAS 142 also requires that companies test goodwill for impairment on an annual basis and when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. Our evaluation follows the two step impairment test prescribed by SFAS 142. First we assess whether the fair value of the reporting units exceeds the carrying amount of the unit including goodwill. Our evaluation considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts. If the carrying amount of a reporting unit exceeded its fair value, we would perform a second test to measure the amount of impairment loss, if any. Management completes its annual impairment tests in the fourth quarter of each fiscal year. There have been no impairments of goodwill in fiscal 2006, 2005 or 2004. Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will add value. Long-lived assets and definite-lived intangible assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. There have been no write-downs of any long-lived assets or definite-lived intangible assets in fiscal 2006, 2005 or 2004.

Insurance

We self-insure for certain obligations related to health, workers' compensation and auto and general liability programs. We purchase stop-loss insurance policies to protect us from catastrophic losses. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

In the normal course of business, we are subject to audits from federal, state, Canadian provincial and other tax authorities regarding various tax liabilities. These audits may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The amount ultimately paid upon resolution of issues raised may differ from the amount accrued. We believe that taxes accrued on our consolidated balance sheets fairly represent the amount of future tax liability due.

We utilize income tax planning to reduce our overall cost of income taxes. Upon audit, it is possible that certain strategies might be disallowed resulting in an increased liability for income taxes. We believe that the provision for liabilities resulting from the implementation of income tax planning is appropriate. To date, we have not experienced an examination by governmental revenue authorities that would lead management to believe that our past provisions for exposures related to income tax planning are not appropriate.

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Share-Based Payment Plans

As more fully described below under the restated results of operations, we have adopted the provisions of SFAS No. 123 (revised 2004) "Share-Based Payment" in the first quarter of fiscal 2006 under the modified retrospective transition method. SFAS 123(r) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that the fair value of all share-based transactions, including grants of employee stock options, be recognized in the income statement. Under the modified retrospective transition method, all prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the Notes to Consolidated Financial Statements.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation option pricing model that incorporates certain assumptions in the following table. Expected volatilities are based on the historic volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for periods within the contractual life of the option is based on the U.S. Treasury note interest rate in effect at the time of grant.

	July 1, 2006	July 2, 2005	July 3, 2004
Weighted average volatility	**24.35%**	25.98%	30.95%
Expected dividends	**$0.07**	$0.07	$0.07
Expected term (in years)	**4-5**	5	5
Risk-free rate	**3.82%-4.88%**	3.33%-3.88%	2.60%-3.52%

Results of Operations

The percentage relationships to revenues of certain income and expense items for the three fiscal years ended July 1, 2006, July 2, 2005 and July 3, 2004, and the percentage changes in these income and expense items between years are presented in the following table:

	Percentage of Revenues Years Ended			Percentage Change Between Years	
	FY 2006	FY 2005 (restated)	FY 2004 (restated)	**FY 2006 vs. FY 2005**	FY 2005 vs. FY 2004
Revenues:					
Rental operations	**91.0%**	93.9%	96.6%	**8.2%**	4.5%
Direct sales	**9.0**	6.1	3.4	**65.6**	94.3
Total revenues	**100.0**	100.0	100.0	**11.7**	7.5
Operating expenses:					
Cost of rental operations	**64.7**	63.5	63.2	**10.3**	4.9
Cost of direct sales	**72.3**	74.5	76.4	**60.5**	89.6
Total cost of sales	**65.4**	64.1	63.7	**13.9**	8.3
Selling and administrative	**21.2**	21.4	21.9	**10.7**	4.8
Depreciation	**3.7**	4.1	4.3	**1.6**	1.8
Amortization of intangibles	**1.2**	1.2	1.1	**12.8**	20.6
Income from operations	**8.5**	9.2	9.0	**3.0**	9.7
Interest expense	**1.5**	1.4	1.6	**16.7**	(5.2)
Income before income taxes	**7.0**	7.8	7.4	**0.5**	13.0
Provision for income taxes	**2.2**	3.0	2.8	**(14.5)**	12.3
Net income	**4.8%**	4.8%	4.6%	**9.6%**	13.5%

Fiscal 2006 Compared to Fiscal 2005

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, periodically we will have a fiscal year with 53 weeks of results. Fiscal years 2006 and 2005 both had 52 weeks.

Revenues. Total revenues in fiscal 2006 rose 11.7% to $880.8 million from $788.8 million in fiscal 2005. Rental revenue was up $60.5 million in fiscal 2006, an 8.2% increase over fiscal 2005. The organic industrial rental growth rate was approximately 3.5%, an improvement from 0.5% in fiscal 2005. The increase is due to accelerated new account growth and improved customer retention. The balance of the revenue growth was due to acquisitions and changes in foreign currency exchange rates.

Direct sale revenue was $79.6 million in fiscal 2006, a 65.6% increase over $48.1 million in fiscal 2005, largely due to the impact of the Lion Uniform Group. The organic direct sale growth rate was approximately 34.5%. The increase in the organic direct sale growth rate was largely due to garment sales to a major airline and a large telecommunications organization as well as sales to many smaller organizations.

Organic growth rates are calculated using industrial rental and direct sale revenue, respectively, adjusted for foreign currency exchange rate differences and revenue from newly acquired business. We believe that the organic growth rates better reflect the growth of our existing industrial rental and direct sale business and are therefore useful in analyzing our financial condition and results of operations.

Cost of Rental and Direct Sale. Cost of rental operations increased 10.3% to $518.5 million in fiscal 2006 from $470.1 million in fiscal 2005. Gross margin from rental sales decreased to 35.3% in fiscal 2006 from 36.5% in the prior year. The decrease in gross margins resulted from costs associated with new customer growth, higher energy costs, the impact of hurricanes, plant capacity initiatives, offset by margin improvement due to pricing initiatives, higher sales to existing customers and productivity improvements.

Cost of direct sales increased to $57.5 million in fiscal 2006 from $35.8 million in fiscal 2005. Gross margin from direct sales increased in fiscal 2006 to 27.7% from 25.5% in fiscal 2005. The increase in gross margin was primarily due to improved efficiencies from greater sales volume.

Selling and Administrative. Selling and administrative expenses increased 10.7% to $186.7 million in fiscal 2006 from $168.6 million in fiscal 2005. As a percentage of total revenues, selling and administrative expenses decreased to 21.2% in fiscal 2006 from 21.4% in fiscal 2005. The improvement was primarily from leveraging our sales and administrative costs over a larger revenue base offset by continued investment in growth initiatives.

Depreciation. Depreciation expense increased 1.6% to $32.5 million in fiscal 2006 from $32.0 million in fiscal 2005. As a percentage of total revenues, depreciation expense decreased to 3.7% in fiscal 2006 from 4.1% in fiscal 2005. Capital expenditures for fiscal 2006, excluding acquisition of businesses, were $32.0 million compared to $19.4 million in fiscal 2005.

Amortization. Amortization expense increased to $10.8 million in fiscal 2006 from $9.6 million in fiscal 2005. As a percentage of total revenues, amortization expense was 1.2% in both fiscal 2006 and fiscal 2005.

Interest Expense. Interest expense was $13.2 million in fiscal 2006 as compared to $11.3 million in fiscal 2005. The increase was due primarily to higher interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2006 decreased to 32.1% from 37.7% in fiscal 2005 largely due to the resolution of certain statutory tax matters.

Fiscal 2005 Compared to Fiscal 2004

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, periodically we will have a fiscal year with 53 weeks of results. Fiscal 2004 was a 53-week year. We estimate that the extra week of operation generated incremental earnings of approximately $0.07-$0.08 per share in fiscal 2004.

Revenues. Total revenues in fiscal 2005 rose 7.5% to $788.8 million from $733.4 million in fiscal 2004. Excluding the extra week, revenues were up 9.5% over fiscal 2004. Rental revenue was up $32.0 million in fiscal 2005, a 4.5% increase over fiscal 2004. Rental revenue increased 6.4% when excluding the impact of the extra week recorded in fiscal 2004. The organic industrial rental growth rate was approximately 0.5%, an improvement from negative 2.0% in the same period of fiscal 2004. Improvements in customer retention and a better pricing environment continues to be negatively impacted by lost uniform wearers due to reduced employment levels within our existing customer base.

Direct sale revenue was $48.1 million in fiscal 2005, a 94.3% increase over $24.7 million in fiscal 2004, largely due to the impact of the Lion Uniform Group. The organic direct sale growth rate was approximately 29.5%. The increase in the organic direct sale growth rate was largely due to garment sales through our rental operation including our annual outerwear promotion and large shipments at our direct sale unit to one customer.

Cost of Rental and Direct Sale. Cost of rental operations increased 4.9% to $470.1 million in fiscal 2005 from $448.1 million in fiscal 2004. Gross margin from rental sales decreased to 36.5% in fiscal 2005 from 36.8% in the prior year. The decrease in gross margins was due to the positive fixed cost leverage from an extra week of revenue in the prior year, as well as higher energy and acquisition integration costs in the current year. These were largely offset by the benefit of numerous operational initiatives focused on lower merchandise and production costs.

Cost of direct sales increased to $35.8 million in fiscal 2005 from $18.9 million in fiscal 2004. Gross margin from direct sales increased in fiscal 2005 to 25.5% from 23.6% in fiscal 2004. The increase in gross margin was largely due to improved cost leverage resulting from greater sales volume.

Selling and Administrative. Selling and administrative expenses increased 4.8% to $168.6 million in fiscal 2005 from $160.9 million in fiscal 2004. As a percentage of total revenues, selling and administrative expenses decreased to 21.4% in fiscal 2005 from 21.9% in fiscal 2004. The improvement as a percent of revenue was due to a prior-year charge of approximately $1.25 million for a legal settlement and leverage on incremental revenue growth, partially offset by continued investment in growth initiatives.

Depreciation. Depreciation expense increased 1.8% to $32.0 million in fiscal 2005 from $31.4 million in fiscal 2004. As a percentage of total revenues, depreciation expense decreased to 4.1% in fiscal 2005 from 4.3% in fiscal 2004. Capital expenditures for fiscal 2005, excluding acquisition of businesses, were $19.4 million compared to $17.3 million in fiscal 2004.

Amortization. Amortization expense increased to $9.6 million in fiscal 2005 from $7.9 million in fiscal 2004. As a percentage of total revenues, amortization expense increased to 1.2% in fiscal 2005 compared to 1.1% in fiscal 2004.

Interest Expense. Interest expense was $11.3 million in fiscal 2005 as compared to $12.0 million in fiscal 2004. The decrease was due primarily to lower average debt levels associated with strong operating cash flow and slightly lower interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2005 decreased to 37.7% from 38.0% in fiscal 2004 largely due to decreases in Canadian statutory income tax rates.

Liquidity, Capital Resources and Financial Condition

Our primary sources of cash are net cash flows from operations and borrowings under our debt arrangements. Primary uses of cash are interest payments on indebtedness, capital expenditures, acquisitions and general corporate purposes.

Operating Activities. Net cash provided by operating activities was $69.5 million in fiscal 2006, $63.5 million in fiscal 2005 and $96.3 million in fiscal 2004. Fiscal year 2006 cash provided by operations was positively impacted by a higher net income, and timing of payments on our accounts payable and accruals which were partially offset by increased expenditures on inventory. In fiscal 2005, cash provided by operations was negatively impacted by the timing of payments of taxes as well as growth in new inventories in connection with the expansion of our manufacturing operation. These uses of cash were partially offset by continued emphasis to control in-service inventory expenditures. Fiscal 2004 cash provided by operations was positively impacted by one-time improvements related to a focus on timely collection of accounts receivable as well as several initiatives focused on controlling the usage of in-service inventory.

Working capital at July 1, 2006 was $142.2 million, a $38.4 million increase from $103.8 million at July 2, 2005. This increase was due to increases in accounts receivable and increased inventory levels associated with new business.

Investing Activities. Net cash used for investing activities was $45.4 million in fiscal 2006, $95.9 million in fiscal 2005 and $43.9 million in fiscal 2004. In fiscal 2006, 2005 and 2004 cash was largely used for acquisitions and property, plant and equipment additions.

Financing Activities. Financing activities used cash of $20.6 million in fiscal 2006, provided cash of $19.2 million in fiscal 2005 and used cash of $37.3 million in fiscal 2004. Cash used in fiscal 2006 was primarily for the repayments of debt. Cash provided in fiscal 2005 was from debt proceeds used primarily for acquisitions of businesses. Cash used in fiscal 2004 was primarily related to the repayment of long-term debt. We paid dividends of $1.5 million in each of fiscal 2006, 2005 and 2004. We anticipate dividends in fiscal year 2007 to increase from $0.07 to $0.16 per share, which will result in a total dividend of $3.4 million.

We maintain a $325.0 million revolving credit facility expiring August 31, 2010. As of July 1, 2006, borrowings outstanding under the revolving credit facility were $40.8 million at rates ranging from 6.23% to 6.37%. Borrowings under this facility are unsecured. The unused portion of the revolver may be used for general corporate purposes, acquisitions, working capital needs and to provide up to $50.0 million in letters of credit. As of July 1, 2006, letters of credit outstanding against the revolving credit facility were $33.1 million which primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit.

We have $50.0 million, 8.4% unsecured private placement notes with certain institutional investors. The 10-year notes have a seven-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7.1 million of the principal amount at par. As of July 1, 2006, there was $35.7 million outstanding under the notes.

We maintain a loan agreement expiring on October 23, 2007. Under the loan agreement, the lender will make loans to us on a revolving basis up to $60.0 million. The facility was amended on June 2, 2006 increasing the facility size from $50.0 million to $60.0 million. We will be required to pay interest on outstanding loan balances at a rate per annum of one month London Interbank Offered Rate ("LIBOR") plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based accounts receivable. The amount of funds available under the loan agreement will be based on the amount of eligible accounts receivable less various reserve requirements. At July 1, 2006, there was $50.0 million outstanding under the agreement at a current rate of 5.10%.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR. The $75.0 million variable rate notes are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of July 1, 2006, the outstanding balance of the notes was $75.0 million at a current rate of 6.10%.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio, all as defined. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At July 1, 2006, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely event that an event of default would be imminent, management believes that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

Cash Obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under the variable rate term loan and revolving credit facility, the fixed rate term loan, capital lease obligations and rent payments required under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes our fixed cash obligations as of July 1, 2006 for the next five fiscal years and thereafter (in thousands):

	One year or less	Two to three years	Four to five years	After five years	Total
Variable rate revolving credit facility	$ –	$ –	$40,800	$ –	$ 40,800
Variable rate notes	–	–	–	75,000	75,000
Variable rate loan	–	50,000	–	–	50,000
Fixed rate notes	7,143	14,286	14,285	–	35,714
Other debt arrangements, including capital leases	11,056	984	–	–	12,040
Operating leases	18,180	26,288	12,831	2,925	60,224
Total contractual cash obligations	$36,379	$91,558	$67,916	$77,925	$273,778

At July 1, 2006, we had available cash on hand of $19.7 million and approximately $251.1 million of available capacity under our revolving credit facility. We anticipate that we will generate sufficient cash flows from operations to satisfy our cash commitments and capital requirements for fiscal 2007 and to reduce the amounts outstanding under the revolving credit facility; however, we may utilize borrowings under the revolving credit facility to supplement our cash requirements from time to time. We estimate that capital expenditures in fiscal 2007 will be approximately $25.0 million to $35.0 million.

The amount of cash flow generated from operations could be affected by a number of risks and uncertainties. In fiscal 2007, we may actively seek and consider acquisitions of business assets. The consummation of any acquisition could affect our liquidity profile and level of outstanding debt. We believe that our earnings and cash flow from operations, existing credit facilities and our ability to obtain additional debt or equity capital, if necessary, will be adequate to finance acquisition opportunities.

Off Balance Sheet Arrangements

At July 1, 2006, we had stand-by letters of credit totaling $33.1 million issued and outstanding, primarily in connection with our property and casualty insurance programs. No amounts have been drawn upon these letters of credit.

Pension Obligations

We account for our defined benefit pension plan using SFAS No. 87 "Employer's Accounting for Pensions" ("SFAS 87"). Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. We recognized expense for our defined benefit pension plan of $7.0 million, $4.9 million and $6.1 million in fiscal 2006, 2005 and 2004, respectively. At July 1, 2006, the fair value of our pension plan assets totaled $32.8 million. We anticipate making a cash contribution of approximately $5.0 million in fiscal 2007.

We have frozen our defined benefit pension plan and related supplemental executive retirement plan effective January 1, 2007 and have incurred $0.2 million in costs associated with this action. All benefits earned by defined benefit plan participants through the end of calendar year 2006 will be available upon retirement under plan provisions. Future growth in benefits will no longer occur beyond December 31, 2006.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. At July 1, 2006, we estimate that the pension plan assets will generate a long-term rate of return of 8.0%. This rate is consistent with the assumed rate used at both July 2, 2005 and July 3, 2004 and was developed by evaluating input from our outside actuary as well as long-term inflation assumptions. The expected long-term rate of return on plan assets at July 1, 2006 is based on an allocation of U.S. equities and U.S. fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 8.0% to 7.5%) would increase our estimated 2007 pension expense by approximately $0.2 million. Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 6.45% at July 1, 2006, 5.50% at July 2, 2005 and 6.25% at July 3, 2004. Our outside actuary determines the discount rate by creating a yield curve based on high quality bonds. Decreasing the discount rate by 0.5% (from 6.45% to 5.95%) would increase our accumulated benefit obligation at July 1, 2006 by approximately $4.6 million and increase the estimated fiscal 2007 pension expense by approximately $0.3 million.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Impact of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation or 5.0%, whichever is greater, and continued focus on improvements of operational productivity.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 5% of our total revenue.

Litigation

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices. None of these legal actions are expected to have a material adverse effect on our results of operations or financial position.

Recent Accounting Pronouncements

On March 31, 2006, the Financial Accounting Standards Board ("FASB") issued an exposure draft, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB statements No. 87, 88, 106 and 132(r). The proposed standard would require us to:

- Recognize in our statement of financial position the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost.
- Recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of FAS 87 or 106.
- Measure defined benefit plan assets and defined benefit plan obligations as of the date of our statement of financial position.
- Disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109," which fundamentally changes the way that we will be required to treat our uncertain tax positions for financial accounting purposes. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements tax positions that we have taken or will take in our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability.

We are currently evaluating the impact of these standards on our consolidated financial statements.

Share-Based Payment Plans

We maintain stock option and compensation Plans (the "Employee Plans") to grant certain stock awards, including stock options at fair market value and non-vested restricted shares, to our key employees. Exercise periods for stock options are limited to a maximum of 10 years and a minimum of one year and generally vest over three years while restricted stock grants generally vests over five years. A maximum of 3,000,000 stock awards can be granted under our Employee Plan and 1,039,296 awards were available for grant as of July 1, 2006.

We also maintain the 1996 Director Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for an automatic grant of 3,000 nonqualified stock options (initial grants) to non-employee directors as of the later of August 1996 or the date such individuals became directors and 1,500 nonqualified stock options on each subsequent annual shareholder meeting date and 500 stock grants on the first business day of each calendar year that each nonemployee director is serving. We have reserved 100,000 shares of Class A common stock for issuance under the Directors' Plan. These options expire within 10 years of grant and are exercisable one year from the date of grant, except for the initial grants, of which, one-third of the total options are exercisable each year beginning with the first anniversary of the date of grant. The option price will be the average market price of the Class A common stock during the 10 business days preceding the date of grant.

We have adopted the provisions of the Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(r)") in the first quarter of fiscal 2006 under the modified retrospective transition method. SFAS 123(r) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires instead that the fair value of all share-based transactions, including grants of employee stock options, be recognized in the income statement. Under the modified retrospective transition method, all prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the Notes to Consolidated Financial Statements.

As a result of adopting SFAS 123(r) on July 3, 2005, income before income taxes and net income have been decreased and restated by $2.8 million and $1.7 million, respectively, for fiscal year 2005 and income before income taxes and net income have been decreased and restated by $2.8 million and $1.7 million, respectively, for fiscal year 2004. Basic and diluted earnings per share have been decreased and restated by $0.09 and $0.10 per share, respectively, for fiscal year 2005 and have been restated and decreased by $0.09 and $0.08 per share, respectively, for fiscal year 2004. The beginning balances of long-term deferred taxes and paid in capital have been restated and increased by $4.3 million and $14.6 million respectively and retained earnings has been restated and decreased by $18.9 million to recognize compensation cost for fiscal years 1996 through 2005 in the amounts previously reported in the Notes to Consolidated Financial Statements under provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Compensation cost for share-based payments is recognized on a straight-line basis in the general and administrative expense over the requisite service period of the award (or to an employee's eligible retirement date, if earlier). The amount of compensation cost that has been recognized in the consolidated statements of operations was $3.9 million, $3.7 million, and $3.8 million for fiscal years 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.5 million, $1.4 million and $1.4 million for fiscal years 2006, 2005, and 2004. In addition, no amount of share-based compensation cost was capitalized during any period presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation option pricing model that incorporates certain assumptions in the following table. Expected volatilities are based on the historic volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for periods within the contractual life of the option is based on the U.S. Treasury note interest rate in effect at the time of grant.

	July 1, 2006	July 2, 2005	July 3, 2004
Weighted average volatility	**24.35%**	25.98%	30.95%
Expected dividends	**$0.07**	$0.07	$0.07
Expected term (in years)	**4-5**	5	5
Risk-free rate	**3.82%-4.88%**	3.33%-3.88%	2.60%-3.52%

A summary of stock option activity under our plans as of July 1, 2006, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 2, 2005	1,216,547	$34.21		
Granted	**279,515**	**42.07**		
Exercised	**(92,005)**	**31.42**		
Forfeited or expired	**(40,041)**	**38.58**		
Outstanding at July 1, 2006	**1,364,016**	**$35.84**	**6.48**	**$2,363,101**
Exercisable at July 1, 2006	**885,881**	**$34.02**	**5.35**	**$2,253,661**

The weighted-average fair value of stock options on the date of grant during the fiscal years ended 2006, 2005, and 2004 was $10.90, $10.85, and $10.82, respectively. The total intrinsic value of stock options exercised during the fiscal years ended 2006, 2005, and 2004, was $.8 million, $2.4 million and $1.4 million, respectively.

We received total cash as a result of the exercise of stock options in fiscal years 2006, 2005 and 2004 of $2.8 million, $6.0 million and $5.2 million, respectively.

A summary of the status of our non-vested shares of restricted stock as of July 1, 2006 and changes during the year ended July 1, 2006, is presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at July 2, 2005	60,259	$32.05
Granted	82,685	40.76
Vested	(23,344)	32.08
Forfeited	(7,320)	36.69
Non-vested at July 1, 2006	**112,280**	**$39.35**

As of July 1, 2006, there was $3.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under our restricted stock plan. That cost is expected to be recognized over a weighted-average period of 5.4 years. The total fair value of shares vested during the fiscal years ended 2006, 2005 and 2004 was $.9 million, $1.2 million and $1.0 million respectively.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates, energy prices and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. We use financial instruments, including fixed and variable rate debt, as well as interest rate swaps to manage interest rate risk. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Assuming the current level of borrowings, a one percentage point increase in interest rates under these borrowings would have increased our interest expense for fiscal 2006 by approximately $0.8 million. This estimated exposure considers the mitigating effects of interest rate swap agreements outstanding at July 1, 2006 on the change in the cost of variable rate debt.

The following tables provide information about our fixed and variable rate debt and our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the following table presents principal cash flow and related weighted average interest rates by expected maturity dates by fiscal year. The rates include credit spreads and were determined using the forward interest curve as of July 1, 2006. Capital leases, operating leases, and other debt are not included in the table.

(dollars in thousands)	Fixed Rate		Variable Rate	
Maturity Date	Amount	Rate	Amount	Rate
2007	$ 7,143	8.40%	$ –	–%
2008	7,143	8.40	50,000	6.00
2009	7,143	8.40	–	–
2010	7,143	8.40	40,800	6.38
2011	7,142	8.40	–	–
Thereafter	–	–	75,000	6.20
Total	$35,714	8.40%	$165,800	6.18%
Fair Value	$37,364	–	$165,800	–

For interest rate swaps, the following table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates by fiscal year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. At July 1, 2006, we had interest rate swap contracts to pay fixed rates of interest (average rate of 4.34%) and receive variable rates of interest based on three-month LIBOR on $140,000 notional amount of indebtedness. The fair value of the interest rate swaps at July 1, 2006 was $2,929.

(dollars in thousands) Maturity Date	Notional Principal Amount	Average Interest Pay Rate	Average Interest Receive Rate
2007	$ 20,000	3.16%	5.55%
2008	10,000	3.60	5.50
2009	20,000	4.19	5.45
2010	70,000	4.54	4.55
2011	20,000	5.36	5.62
Total	$140,000	4.34%	5.40%

Energy Cost Risk

We use derivative financial instruments to manage the risk that changes in gasoline cost will have on the future financial results of the Company. We purchase heating oil futures contracts to effectively hedge a portion of anticipated actual gasoline purchases. The futures contracts are reflected at fair value in the consolidated balance sheet and the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income) for contracts that cash flow hedge accounting is achieved or in the statements of operations depending on the effectiveness of the hedge. Upon settlement of each contract, the actual gain or loss is reflected in gasoline expense. The current fair market value of all outstanding contracts at July 1, 2006 is a negative $0.1 million.

We also utilize natural gas supply contracts to manage the risk associated with natural gas costs.

Foreign Currency Exchange Risk

We have material foreign subsidiaries located in Canada. The assets and liabilities of these subsidiaries are denominated in the Canadian dollar and as such are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

We may periodically hedge firm commitments with our foreign subsidiary, generally with foreign currency contracts. These agreements are recorded at current market values and the gains and losses are included in earnings. There were no outstanding foreign currency contracts at July 1, 2006. Notional amounts outstanding under foreign currency contracts at July 2, 2005 were $0.4 million, all of which matured during fiscal 2006. Notional amounts outstanding under foreign currency contracts at July 3, 2004 were $0.4 million, all of which matured during fiscal 2005.

Item 8. Financial Statements and Supplementary Data

Following is a summary of the results of operations for each of the quarters within fiscal years ended July 1, 2006 and July 2, 2005. All amounts are in thousands, except per share data.

Quarterly Financial Data
G&K Services, Inc. and Subsidiaries

(Unaudited)	First	Second	Third	Fourth
2006				
Revenues	**$207,948**	**$219,348**	**$226,141**	**$227,406**
Gross Profit	**73,241**	**77,521**	**77,095**	**76,921**
Income from Operations	**18,897**	**19,022**	**16,593**	**20,351**
Net Income	**10,371**	**10,234**	**10,358**	**10,888**
Basic Earnings per Share	**0.49**	**0.49**	**0.49**	**0.51**
Diluted Earnings per Share	**0.49**	**0.48**	**0.49**	**0.51**
Dividends per Share	**0.0175**	**0.0175**	**0.0175**	**0.0175**
2005 (restated)				
Revenues	$182,432	$195,135	$203,810	$207,398
Gross Profit	66,527	70,279	72,660	73,363
Income from Operations	17,055	18,138	18,970	18,503
Net Income	9,067	9,728	9,950	9,434
Basic Earnings per Share	0.44	0.46	0.47	0.45
Diluted Earnings per Share	0.43	0.45	0.47	0.44
Dividends per Share	0.0175	0.0175	0.0175	0.0175

Fiscal year 2005 information has been restated as a result of adopting SFAS 123(r). See Note 1 of our consolidated financial statements included in Item 8 of this Form 10-K for a description of the impact of adopting SFAS 123(r).

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2006 and fiscal 2005 were both 52 week years.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for G&K Services, Inc. ("the Company") as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Company's principal executive officer, principal financial officer, principal accounting officer and other members of management, and effected by the Company's Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management completed an assessment of the Company's internal control over financial reporting. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of July 1, 2006.

Ernst & Young LLP, the Company's independent registered public accounting firm that audited the consolidated financial statements and notes thereto and management's assessment of the effectiveness of the Company's internal control over financial reporting, has issued an unqualified attestation report on management's assessment of internal control over financial reporting, as stated in their report which is included herein.

Any internal control system over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives over the reliability of financial reporting and preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles are met.

FORM 10-K

/s/ Richard L. Marcantonio

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/ Jeffrey L. Wright

Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

September 8, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
G&K Services, Inc.

We have audited the accompanying consolidated balance sheets of G&K Services, Inc. as of July 1, 2006, and July 2, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended July 1, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of G&K Services, Inc. as of July 1, 2006, and July 2, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 1, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of G&K Services, Inc.'s internal control over financial reporting as of July 1, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 8, 2006, expressed an unqualified opinion thereon.

As discussed in the Stock-based Compensation note to the financial statements, effective July 3, 2005, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" using the modified retrospective transition method.

/s/ Ernst & Young LLP
Ernst & Young LLP

Minneapolis, Minnesota
September 8, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
G&K Services, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that G&K Services, Inc. maintained effective internal control over financial reporting as of July 1, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). G&K Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that G&K Services, Inc. maintained effective internal control over financial reporting as of July 1, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, G&K Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 1, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of July 1, 2006, and July 2, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended July 1, 2006, of G&K Services, Inc., and our report dated September 8, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Minneapolis, Minnesota
September 8, 2006

Consolidated Statements of Operations
G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	July 1, 2006 (52 weeks)	July 2, 2005 (restated) (52 weeks)	July 3, 2004 (restated) (53 weeks)
	For the Fiscal Years Ended		
Revenues			
Rental operations	**$801,240**	$740,708	$708,708
Direct sales	**79,603**	48,067	24,739
Total revenues	**880,843**	788,775	733,447
Operating Expenses			
Cost of rental operations	**518,543**	470,116	448,131
Cost of direct sales	**57,522**	35,830	18,899
Selling and administrative	**186,652**	168,620	160,850
Depreciation	**32,479**	31,981	31,417
Amortization of intangibles	**10,784**	9,562	7,929
Total operating expenses	**805,980**	716,109	667,226
Income from Operations	**74,863**	72,666	66,221
Interest expense	**13,226**	11,338	11,966
Income before Income Taxes	**61,637**	61,328	54,255
Provision for income taxes	**19,786**	23,149	20,617
Net Income	**$ 41,851**	$ 38,179	$ 33,638
Basic weighted average number of shares outstanding	**21,093**	20,942	20,710
Basic Earnings per Common Share	**$ 1.98**	$ 1.82	$ 1.62
Diluted weighted average number of shares outstanding	**21,253**	21,400	20,900
Diluted Earnings per Common Share	**$ 1.97**	$ 1.78	$ 1.61
Dividends per Share	**$ 0.07**	$ 0.07	$ 0.07

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
G&K Services, Inc. and Subsidiaries

(In thousands, except share data)	July 1, 2006	July 2, 2005 (restated)
Assets		
Current Assets		
Cash and cash equivalents	**$ 19,690**	$ 15,345
Accounts receivable, less allowance for doubtful accounts of $3,011 and $2,890	**94,964**	83,459
Inventories	**141,031**	121,120
Prepaid expenses	**15,552**	16,587
Total current assets	**271,237**	236,511
Property, Plant and Equipment		
Land	**32,986**	35,650
Buildings and improvements	**151,641**	141,205
Machinery and equipment	**286,533**	273,044
Automobiles and trucks	**38,158**	38,948
Less accumulated depreciation	**(260,317)**	(245,540)
Total property, plant and equipment	**249,001**	243,307
Other Assets		
Goodwill, net	**349,469**	338,701
Customer contracts and non-competition agreements, net	**50,712**	57,790
Other, principally retirement plan assets	**30,673**	26,860
Total other assets	**430,854**	423,351
	$ 951,092	$ 903,169
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 27,404**	$ 25,695
Accrued expenses		
Salaries and employee benefits	**32,607**	29,601
Other	**36,820**	35,259
Current income taxes payable	**3,572**	6,623
Deferred income taxes	**10,419**	8,971
Current maturities of long-term debt	**18,199**	26,537
Total current liabilities	**129,021**	132,686
Long-Term Debt, net of Current Maturities	**195,355**	210,462
Deferred Income Taxes	**34,343**	32,580
Other Noncurrent Liabilities	**44,985**	47,691
Commitments and Contingencies (Notes 8 and 9)		
Stockholders' Equity		
Common stock, $0.50 par value		
Class A, 400,000,000 shares authorized, 21,283,196 and 19,638,224 shares issued and outstanding	**10,642**	9,819
Class B, 30,000,000 shares authorized, 1,474,996 shares issued and outstanding at 7/2/2005	**–**	738
Additional paid-in capital	**68,268**	61,460
Retained earnings	**446,199**	405,841
Accumulated other comprehensive income	**22,279**	1,892
Total stockholders' equity	**547,388**	479,750
	$ 951,092	$ 903,169

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

Consolidated Statements of Stockholders' Equity and Comprehensive Income
G&K Services, Inc. and Subsidiaries

(In thousands, except per share data) (restated)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Net Unrealized Gain/(Loss) on Financial Instruments	Minimum Pension Liability	Cumulative Translation Adjustments	Stock-holders' Equity
Balance June 28, 2003	$ 9,627	$ 738	$43,071	$336,950	$(1,231)	$(3,230)	$ (2,205)	$383,720
Net income	–	–	–	33,638	–	–	–	33,638
Foreign currency translation	–	–	–	–	–	–	1,594	1,594
Unrealized holding gains, net of income tax	–	–	–	–	1,121	–	–	1,121
Minimum pension liability, net of income tax	–	–	–	–	–	1,867	–	1,867
Comprehensive income								38,220
Issuance of common stock under stock plans, net (178 shares)	89	–	5,129	–	–	–	–	5,218
Stock option-based compensation	–	–	2,816	–	–	–	–	2,816
Amortization of restricted stock	–	–	947	–	–	–	–	947
Cash dividends ($0.07 per share)	–	–	–	(1,459)	–	–	–	(1,459)
Balance July 3, 2004	9,716	738	51,963	369,129	(110)	(1,363)	(611)	429,462
Net income	–	–	–	38,179	–	–	–	38,179
Foreign currency translation	–	–	–	–	–	–	8,197	8,197
Unrealized holding gains, net of income tax	–	–	–	–	544	–	–	544
Minimum pension liability, net of income tax	–	–	–	–	–	(4,765)	–	(4,765)
Comprehensive income								42,155
Issuance of common stock under stock plans, net (207 shares)	103	–	5,850	–	–	–	–	5,953
Stock option-based compensation	–	–	2,806	–	–	–	–	2,806
Amortization of restricted stock	–	–	841	–	–	–	–	841
Cash dividends ($0.07 per share)	–	–	–	(1,467)	–	–	–	(1,467)
Balance July 2, 2005	9,819	738	61,460	405,841	434	(6,128)	7,586	479,750
Net income	–	–	–	41,851	–	–	–	41,851
Foreign currency translation	–	–	–	–	–	–	13,205	13,205
Unrealized holding gains, net of income tax	–	–	–	–	1,327	–	–	1,327
Minimum pension liability, net of income tax	–	–	–	–	–	5,855	–	5,855
Comprehensive income								62,238
Conversion of Class B shares	738	(738)						–
Issuance of common stock under stock plans, net (170 shares)	85	–	2,873	–	–	–	–	2,958
Stock option-based compensation	–	–	2,781	–	–	–	–	2,781
Amortization of restricted stock	–	–	1,154	–	–	–	–	1,154
Cash dividends ($0.07 per share)	–	–	–	(1,493)	–	–	–	(1,493)
Balance July 1, 2006	$10,642	$ –	$68,268	$446,199	$ 1,761	$ (273)	$20,791	$547,388

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

Consolidated Statements of Cash Flows
G&K Services, Inc. and Subsidiaries

(In thousands)	For the Fiscal Years Ended July 1, 2006 (52 weeks)	July 2, 2005 (restated) (52 weeks)	July 3, 2004 (restated) (53 weeks)
Operating Activities:			
Net income	**$ 41,851**	$ 38,179	$ 33,638
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	**43,263**	41,543	39,346
Deferred income taxes	**(102)**	854	1,782
Share-based compensation	**3,935**	3,658	3,753
Changes in current operating items, exclusive of acquisitions –			
Accounts receivable and prepaid expenses	**(4,794)**	(5,116)	129
Inventories	**(20,683)**	(11,164)	2,474
Accounts payable and other accrued expenses	**3,951**	(6,596)	10,570
Other assets and liabilities	**2,100**	2,176	4,575
Net cash provided by operating activities	**69,521**	63,534	96,267
Investing Activities:			
Property, plant and equipment additions, net	**(31,968)**	(19,408)	(17,349)
Acquisition of business assets, net of cash	**(11,455)**	(74,871)	(24,940)
Purchases of investments, net	**(1,967)**	(1,595)	(1,587)
Net cash used for investing activities	**(45,390)**	(95,874)	(43,876)
Financing Activities:			
Proceeds from issuance of long-term debt	**–**	–	1,345
Repayments of long-term debt	**(7,835)**	(25,730)	(12,874)
(Repayments of) proceeds from short-term borrowings, net	**(14,228)**	40,400	(29,500)
Cash dividends paid	**(1,493)**	(1,467)	(1,459)
Sale of common stock	**2,958**	5,953	5,218
Net cash (used for) provided by financing activities	**(20,598)**	19,156	(37,270)
Increase (Decrease) in Cash and Cash Equivalents	**3,533**	(13,184)	15,121
Effect of Exchange Rates on Cash	**812**	1,598	306
Cash and Cash Equivalents:			
Beginning of year	**15,345**	26,931	11,504
End of year	**$ 19,690**	$ 15,345	$ 26,931
Supplemental Cash Flow Information:			
Cash paid for –			
Interest	**$ 12,689**	$ 10,800	$ 11,825
Income taxes	**$ 24,962**	$ 28,975	$ 9,619
Non-Cash Transactions:			
Notes payable issued to sellers in business acquisitions	**$ (1,419)**	$ 11,890	$ –

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Business
G&K Services, Inc. (the "Company") is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. The Company serves a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semiconductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. The Company also manufactures certain uniform garments that it uses to support its garment rental programs. The Company has two operating segments, United States and Canada, which have been identified as components of the Company that are reviewed by the Company's Chief Executive Officer to determine resource allocation and evaluate performance.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
The Company operates on a fiscal year ending on the Saturday closest to June 30. Fiscal years for the consolidated financial statements included herein ended on July 1, 2006 (52 weeks), July 2, 2005 (52 weeks) and July 3, 2004 (53 weeks).

Share-Based Payment Plans
As more fully described in Note 6, the Company has adopted the provisions of SFAS No. 123 (revised 2004) "Share-Based Payment" in the first quarter of fiscal 2006 under the modified retrospective transition method. SFAS 123(r) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and requires instead that the fair value of all share-based transactions, including grants of employee stock options, be recognized in the statements of operations. Under the modified retrospective transition method, all prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the Notes to Consolidated Financial Statements.

As a result of adopting SFAS 123(r) on July 3, 2005, income before income taxes and net income have been decreased and restated by $2,806 and $1,748 respectively, for fiscal year 2005 and income before income taxes and net income have been decreased and restated by $2,816 and $1,746 respectively, for fiscal year 2004. Basic and diluted earnings per share have been decreased and restated by $0.09 and $0.10 per share respectively, for fiscal year 2005 and basic and diluted earnings per share have been decreased and restated by $0.09 and $0.08 per share respectively, for fiscal year 2004. The beginning balances of long-term deferred taxes, and paid in capital have been increased and restated by $4,320 and $14,571 respectively and retained earnings has been decreased and restated by $18,891, to recognize compensation cost for fiscal years 1996 through 2005 in the amounts previously reported in the Notes to Consolidated Financial Statements under provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation option pricing model that incorporates certain assumptions that have been disclosed in the following table. Expected volatilities are based on the historic volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for periods within the contractual life of the option is based on the U.S. Treasury note interest rate in effect at the time of grant.

	July 1, 2006	July 2, 2005	July 3, 2004
Weighted average volatility	**24.35%**	25.98%	30.95%
Expected dividends	**$0.07**	$0.07	$0.07
Expected term (in years)	**4-5**	5	5
Risk-free rate	**3.82%-4.88%**	3.33%-3.88%	2.60%-3.52%

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with a maturity of three months or less, at the date of acquisition, to be cash equivalents.

Accounts Receivable
Accounts receivable is recorded net of an allowance for expected losses. The allowance, recognized as an amount equal to the anticipated future write-offs, is based on age of outstanding balances, analysis of specific accounts and historical bad debt expense and current economic trends.

Inventories
Inventories consist of new goods and rental merchandise in service. Estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue

trends are considered in estimating both obsolete and excess inventories. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. The components of inventories as of July 1, 2006 and July 2, 2005 are as follows:

	2006	2005
New goods	$ 62,786	$ 50,661
Rental merchandise in service	78,245	70,459
	$141,031	$121,120

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated for financial reporting purposes generally using the straight-line method over the estimated useful lives as follows:

	Life (Years)
Automobiles and trucks	3 to 8
Machinery and equipment	3 to 10
Buildings	20 to 33
Building improvements	10

Costs of significant additions, renewals and betterments, including external and certain internal computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Maintenance and repairs are charged to expense when incurred.

Goodwill, Intangible and Long-Lived Assets

The cost of acquisitions in excess of the fair value of the underlying net assets is recorded as goodwill. Non-competition agreements that limit the seller from competing with the Company for a fixed period of time and acquired customer contracts are stated at cost less accumulated amortization and are amortized over the terms of the respective agreements or estimated average life of an account, primarily five to eleven years.

The carrying value of goodwill is evaluated on an annual basis and also when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. When evaluating whether goodwill is impaired, the fair value of the reporting unit to which goodwill is assigned is compared to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the goodwill with its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. Management completes its annual goodwill impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill in fiscal 2006, 2005 or 2004.

The Company reviews all other long-lived assets, including definite-lived intangible assets, for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Under SFAS 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company also performs a periodic assessment of the useful lives assigned to intangible assets. All of the Company's intangibles are subject to amortization.

Retirement Plan Assets

Retirement plan assets consist primarily of mutual funds and cash equivalents, which are stated at their fair value as determined by quoted market prices and the cash surrender values of life insurance policies.

Foreign Currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations and were not material in fiscal 2006, 2005 or 2004.

Revenue Recognition

The Company's rental operations business is largely based on written service agreements whereby it agrees to collect, launder and deliver uniforms and other related products. The service agreements provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, the Company recognizes revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or abused merchandise. Direct sale revenue is recognized in the period in which the product is shipped.

Insurance

The Company self-insures for certain obligations related to health, workers' compensation and auto and general liability programs. The Company purchases excess of loss insurance policies to protect it from catastrophic losses. The Company periodically evaluates its liabilities under such programs based on a third party actuarial analysis. Management's estimates including present value estimates, consider historical claims experience, escalating medical cost trends and the expected timing of claim payments.

Income Taxes

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The Company records valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized.

Per Share Data

Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share was computed similarly to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive stock options and other dilutive securities, including non-vested restricted stock, using the treasury stock method.

For the Fiscal Years Ended (In thousands)	July 1, 2006	July 2, 2005 (restated)	July 3, 2004 (restated)
Weighted average number of common shares outstanding used in computation of basic earnings per share	**21,093**	20,942	20,710
Weighted average effect of non-vested restricted stock grants and assumed exercise of stock options	**160**	458	190
Shares used in computation of diluted earnings per share	**21,253**	21,400	20,900

Potential common shares of 553,000, 193,000 and 373,000 related to the Company's outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for fiscal 2006, 2005 and 2004, respectively. Inclusion of these shares would have been anti-dilutive as the exercise price of these shares exceeded market value.

Comprehensive Income

The Company has chosen to disclose comprehensive income, which consists of net income, foreign currency translation adjustment, unrealized gains/losses on derivative financial instruments and minimum pension liability adjustments, in the consolidated statements of stockholders' equity and comprehensive income.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and related authoritative guidance. The statement requires that all derivative financial instruments that qualify for hedge accounting, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically in income or stockholders' equity (as a component of other comprehensive income) based on the extent hedge accounting is achieved.

Recent Accounting Pronouncements

On March 31, 2006, the Financial Accounting Standards Board ("FASB") issued an exposure draft, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB statements No. 87, 88, 106 and 132R. The proposed standard would require the Company to:

- Recognize in its statement of financial position the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost.
- Recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of FAS 87 or 106.
- Measure defined benefit plan assets and defined benefit plan obligations as of the date of the employer's statement of financial position.
- Disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109," which fundamentally changes the way that an entity will be required to treat their uncertain tax positions for financial accounting purposes. FIN 48 prescribes rules regarding how an entity should recognize, measure and disclose in its financial statements tax positions that an entity has taken or will take in its tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability.

The Company is currently evaluating the impact of these standards on its consolidated financial statements.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications did not impact current or historical net income or stockholders' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Acquisitions*

During each of fiscal 2006, 2005 and 2004, the Company made several small acquisitions. The total purchase consideration, including related acquisition costs, as well as the amounts exceeding the estimated fair values of assets acquired and liabilities assumed were as follows:

Fiscal Years	2006	2005	2004
Total purchase price and related acquisition costs	**$11,455**	$86,761	$24,940
Goodwill	**5,442**	50,641	19,304

Total purchase consideration for fiscal 2005 includes $11,890 of debt issued which was subsequently reduced by $1,419 in fiscal year 2006 as a purchase price adjustment. The pro forma effects of these acquisitions, had they been acquired at the beginning of the fiscal year, were not material, either individually or in the aggregate, to the Company.

3. *Goodwill and Intangible Assets*

The changes in the carrying amount of goodwill for the fiscal years ended July 1, 2006 and July 2, 2005, by operating segment, are as follows:

	United States	Canada	Total
Balance as of July 2, 2005	$286,313	$52,388	$338,701
Goodwill acquired during the period, net of purchase price adjustments	**(143)**	**5,585**	**5,442**
Other, primarily foreign currency translation	**–**	**5,326**	**5,326**
Balance as of July 1, 2006	**$286,170**	**$63,299**	**$349,469**

	United States	Canada	Total
Balance as of July 3, 2004	$254,998	$30,894	$285,892
Goodwill acquired during the period, net of purchase price adjustments	31,315	19,326	50,641
Other, primarily foreign currency translation	–	2,168	2,168
Balance as of July 2, 2005	$286,313	$52,388	$338,701

Information regarding the Company's intangible assets is as follows:

As of July 1, 2006	Carrying Amount	Accumulated Amortization	Net
Customer contracts	**$106,408**	**$58,158**	**$48,250**
Non-competition agreements	**10,908**	**8,446**	**2,462**
Total	**$117,316**	**$66,604**	**$50,712**

As of July 2, 2005	Carrying Amount	Accumulated Amortization	Net
Customer contracts	$102,021	$47,821	$54,200
Non-competition agreements	10,829	7,239	3,590
Total	$112,850	$55,060	$57,790

The customer contracts include the combined value of the written service agreements and the related customer relationship. It has been determined that there is no significant separate value in any customer relationships.

Total amortization expense was $10,784 in fiscal 2006, $9,562 in fiscal 2005 and $7,929 in fiscal 2004. Estimated amortization expense for each of the five succeeding fiscal years based on intangible assets as of July 1, 2006 is as follows:

2007	$10,643
2008	10,059
2009	6,338
2010	6,166
2011	5,490

4. *Long-Term Debt*

Debt as of July 1, 2006 and July 2, 2005 includes the following:

	2006	2005
Borrowings under unsecured revolving credit facility	$ 40,800	$ 56,250
Borrowings under unsecured variable rate notes	75,000	75,000
Borrowings under secured variable rate loans	50,000	50,000
Borrowings under unsecured fixed rate notes	35,714	42,857
Other debt arrangements including capital leases	12,040	12,892
	213,554	236,999
Less current maturities	(18,199)	(26,537)
Total long-term debt	$195,355	$210,462

The Company maintains a $325,000 unsecured revolving credit facility. As of July 1, 2006, borrowings outstanding under the revolving credit facility were $40,800. The unused portion of the revolver may be used for general corporate purposes, acquisitions, working capital needs and to provide up to $50,000 in letters of credit. As of July 1, 2006, letters of credit outstanding against the revolver were $33,142.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR"), or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of July 1, 2006 bear interest at a rate of 6.27% LIBOR plus 0.875%. The Company also pays a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

The Company has issued $50,000 of 8.4% unsecured fixed rate private placement notes with certain institutional investors. The 10-year notes have a seven-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, the Company will repay $7,143 of the principal amount at par. As of July 1, 2006, the outstanding balance was $35,714.

The Company maintains a loan agreement expiring on October 23, 2007. Under the loan agreement, the lender will make loans to the Company on a revolving basis up to $60,000. The facility was amended on June 2, 2006 increasing the facility size from $50,000 to $60,000. The Company will be required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, the Company granted a first priority security interest in certain of its U.S. based receivables. The amount of funds available under the loan agreement will be based on the amount of eligible receivables less various reserve requirements. The Company used the net proceeds of this loan to reduce indebtedness under its unsecured credit facilities. At July 1, 2006, there was $50,000 outstanding under the agreement at a current interest rate of 5.10%.

The Company has $75,000 of unsecured variable rate private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. The interest rate is reset and interest payments are paid on a quarterly basis. As of July 1, 2006, the outstanding balance of the notes was $75,000 at a current rate of 6.10%.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require the Company to maintain a minimum stockholders' equity and a maximum leverage ratio, all as defined in the respective agreement. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. As of July 1, 2006, the Company was in compliance with all financial debt covenants.

The fair value of the Company's long-term debt is determined using quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the long-term debt under the revolving credit facility, variable rate notes and loan agreements approximates the carrying value as of July 1, 2006 and July 2, 2005. The fair value of the unsecured fixed rate notes is $37,364 as of July 1, 2006.

The Company has a $11,890 promissory note in connection with the Lion Uniform Group acquisition. The note bears interest at 2.35% and matures on January 1, 2007. As of July 1, 2006, the outstanding balance of the note was $10,471 and is included in other debt arrangements in the table above.

The following table summarizes payments due on long-term debt, including capital leases, as of July 1, 2006 for the next five fiscal years and thereafter:

2007	$18,199
2008	57,676
2009	7,594
2010	47,943
2011	7,142
2012 and thereafter	75,000

5. Derivative Financial Instruments

The Company uses derivative financial instruments principally to manage the risk that changes in interest rates will affect the amount of its future interest payments. Interest rate swap contracts are used to balance the proportion of total debt that is subject to variable and fixed interest rates. The interest rate swap contracts are reflected at fair value in the consolidated balance sheets and for contracts that cash flow hedge accounting is achieved the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income). Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. The net effect of this accounting is that interest expense on the portion of variable rate debt being hedged is generally recorded based on fixed interest rates.

At July 1, 2006, the Company had interest rate swap contracts to pay fixed rates of interest (average rate of 4.34%) and receives variable rates of interest based on three-month LIBOR on $140,000 notional amount of indebtedness. The $140,000 notional amount of outstanding contracts will mature $20,000 during fiscal 2007 and $120,000 thereafter. These swap contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness was not material to any period. If these swap agreements were to be terminated, the Company would have incurred an after-tax gain on the contracts of $1,831 on July 1, 2006 and an after-tax gain of $222 at July 2, 2005.

The Company also uses derivative financial instruments to manage the risk that changes in gasoline cost will have on the future financial results of the Company. The Company purchases heating oil futures contracts to effectively hedge a portion of anticipated actual gasoline purchases. The futures contracts are reflected at fair value in the consolidated balance sheet and the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income) or in the statements of operations depending on the effectiveness of the cash flow hedge. Upon settlement of each contract, the actual gain or loss is reflected in gasoline expense. If these contracts were to be terminated, the Company would have incurred an after-tax loss on the contracts of $52 on July 1, 2006.

The Company may periodically hedge firm commitments with its foreign subsidiary, generally with foreign currency contracts. These agreements are recorded at current market values and the gains and losses are included in earnings. There were no outstanding foreign currency contracts at July 1, 2006. Notional amounts outstanding under foreign currency contracts at July 2, 2005 were $446, all of which matured during fiscal 2006.

6. Stockholders' Equity

The Company formerly issued both Class A and Class B shares of its stock. Upon the retirement of a former officer of the Company effective December 31, 2005, all Class B shares outstanding were converted on a share-for-share basis to Class A shares. As of July 1, 2006 the only shares outstanding were Class A shares. Each share of Class A common stock is entitled to one vote and is freely transferable.

Share-Based Payment Plans

The Company maintains Stock Option and Compensation Plans (the "Employee Plans") to grant certain stock awards, including stock options at fair market value and non-vested restricted shares, to key employees of the Company. Exercise periods for stock options are limited to a maximum of 10 years and a minimum of one year and generally vest over three years while restricted stock generally vests over five years. A maximum of 3,000,000 stock awards can be granted under the Employee Plan and 1,039,296 awards were available for grant as of July 1, 2006.

The Company also maintains the 1996 Director Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for automatic grant of 3,000 nonqualified stock options (initial grants) to nonemployee directors of the Company as of the later of August 1996 or the date such individuals became directors of the Company and 1,500 nonqualified stock options on each subsequent annual shareholder meeting date and 500 stock grants on the first business day of each calendar year that each nonemployee director is serving. The Company has reserved 100,000 shares of Class A common stock for issuance under the Directors' Plan. These options expire within 10 years of grant and are exercisable one year from the date of grant, except for the initial grants, of which, one-third of the total options are exercisable each year beginning with the first anniversary of the date of grant. The option price will be the average market price of the Class A common stock during the 10 business days preceding the date of grant.

The Company adopted the provisions of the Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(r)") in the first quarter of fiscal 2006 under the modified retrospective transition method. SFAS 123(r) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires instead that the fair value of all share-based transactions, including grants of employee stock options, be recognized in the income statement. Under the modified retrospective transition method, all prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the Notes to Consolidated Financial Statements.

As a result of adopting SFAS 123(r) on July 3, 2005, income before income taxes and net income have been decreased and restated by $2,806 and $1,748, respectively, for fiscal year 2005 and income before income taxes and net income have been decreased and restated by $2,816 and $1,746, respectively, for fiscal year 2004. Basic and diluted earnings per share have been decreased and restated by $0.09 and $0.10 per share, respectively, for fiscal year 2005 and basic and diluted earnings per share have been decreased and restated by $0.09 and $0.08 per share, respectively, for fiscal year 2004. The beginning balances of long-term deferred taxes and paid in capital have been increased and restated by $4,320 and $14,571 respectively and retained earnings has been decreased and restated by $18,891 to recognize compensation cost for fiscal years 1996 through 2005 in the amounts previously reported in the Notes to Consolidated Financial Statements under provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Compensation cost for share-based compensation plans is recognized on a straight-line basis over the requisite service period of the award (or to an employee's eligible retirement date, if earlier). The amount of compensation cost that has been recognized in the consolidated statements of operations was $3,935, $3,658, and $3,753 for fiscal years 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,476, $1,390 and $1,426 for fiscal years 2006, 2005, and 2004. In addition, no amount of share-based compensation cost was capitalized during the periods presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation option pricing model that incorporates certain assumptions that have been disclosed in the following table. Expected volatilities are based on the historic volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for periods within the contractual life of the option is based on the U.S. Treasury note interest rate in effect at the time of grant.

	July 1, 2006	July 2, 2005	July 3, 2004
Weighted average volatility	**24.35%**	25.98%	30.95%
Expected dividends	**$0.07**	$0.07	$0.07
Expected term (in years)	**4-5**	5	5
Risk-free rate	**3.82%-4.88%**	3.33%-3.88%	2.60%-3.52%

A summary of stock option activity under the Company's plans as of July 1, 2006, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 2, 2005	1,216,547	$34.21		
Granted	279,515	42.07		
Exercised	(92,005)	31.42		
Forfeited or expired	(40,041)	38.58		
Outstanding at July 1, 2006	**1,364,016**	**$35.84**	**6.48**	**$2,363,101**
Exercisable at July 1, 2006	**885,881**	**$34.02**	**5.35**	**$2,253,661**

The weighted-average fair value of stock options on the date of grant during the fiscal years ended 2006, 2005, and 2004 was $10.90, $10.85, and $10.82, respectively. The total intrinsic value of stock options exercised during the fiscal years ended 2006, 2005, and 2004, was $815, $2,429, and $1,410, respectively.

Total cash received by the Company as a result of the exercise of stock options in fiscal years 2006, 2005 and 2004 was $2,842, $5,967 and $5,227, respectively.

A summary of the status of the Company's non-vested shares of restricted stock as of July 1, 2006 and changes during the year ended July 1, 2006, is presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at July 2, 2005	60,259	$32.05
Granted	82,685	40.76
Vested	(23,344)	32.08
Forfeited	(7,320)	36.69
Non-vested at July 1, 2006	**112,280**	**$39.35**

As of July 1, 2006, there was $3,570 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's restricted stock plan. That cost is expected to be recognized over a weighted-average period of 5.4 years. The total fair value of shares vested during the fiscal years ended 2006, 2005 and 2004 was $924, $1,208 and $1,025 respectively.

7. *Income Taxes*

The components of the provision for income taxes are as follows:

Fiscal Years	2006	2005 (restated)	2004 (restated)
Current:			
Federal	$ 8,595	$14,820	$14,972
State and local	2,189	1,637	1,859
Foreign	10,217	5,116	4,581
	21,001	21,573	21,412
Deferred	(1,215)	1,576	(795)
	$19,786	$23,149	$20,617

The reconciliation between income taxes using the statutory federal income tax rate and the recorded income tax provision is as follows:

Fiscal Years	2006	2005 (restated)	2004 (restated)
Federal taxes at the statutory rate	$21,573	$21,464	$18,989
State taxes, net of federal tax benefit	1,435	1,429	1,475
Foreign earnings taxed at different rates	1,263	(210)	(838)
Change in tax contingency reserve	(2,894)	124	504
Permanent differences and other, net	(1,591)	342	487
Total provision	$19,786	$23,149	$20,617
Effective rate	32.1%	37.7%	38.0%

The change in the tax contingency reserve was the result of the termination of certain statutory requirements.

Significant components of the Company's deferred tax assets and deferred tax liabilities as of July 1, 2006 and July 2, 2005 are as follows:

	2006	2005 (restated)
Deferred tax liabilities:		
Inventory	$(22,306)	$(22,086)
Depreciation	(22,367)	(25,697)
Intangibles	(28,620)	(26,341)
Total deferred tax liabilities	(73,293)	(74,124)
Deferred tax assets:		
Accruals, reserves and other	22,876	28,331
Other	5,655	4,242
Total deferred tax assets	28,531	32,573
Net deferred tax liabilities	$(44,762)	$(41,551)

The Company has foreign tax credit carry-forwards of $84, which expire in fiscal years 2014 and 2015. The Company has determined no valuation allowance is necessary as of July 1, 2006 and July 2, 2005.

The Company has not provided U.S. income taxes and foreign withholding taxes on undistributed earnings from its foreign subsidiaries of approximately $42,400 and $18,800 as of July 1, 2006 and July 2, 2005 respectively. These earnings are considered to be indefinitely reinvested in the operations of such subsidiaries.

8. *Employee Benefit Plans*

Pension Plan and Supplemental Executive Retirement Plan
The Company has a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. The Company makes annual contributions to the Plan consistent with federal funding requirements.

Annual benefits under the Supplemental Executive Retirement Plan ("SERP") are based on years of service and individual compensation near retirement. The Company has purchased life insurance contracts that may be used to fund the retirement benefits. The net cash surrender value of the contracts as of July 1, 2006 and July 2, 2005 was $14,670 and $12,777, respectively, and is included in other assets in the accompanying consolidated balance sheets.

The Company froze its pension and SERP plans effective January 1, 2007. All benefits earned by the defined benefit plans participants through the end of calendar year 2006 will be available upon retirement under the plan provisions. Future growth in benefits will no longer occur beyond December 31, 2006. The Company incurred $160 and $100 of costs in fiscal year 2006 associated with the curtailment of the pension plan and SERP respectively.

Obligations and Funded Status at July 1, 2006 and July 2, 2005

	Pension Plan		Supplemental Executive Retirement Plan	
	2006	2005	**2006**	2005
Change in benefit obligation:				
Projected benefit obligation, beginning of year	**$ 59,296**	$ 43,899	**$ 13,961**	$ 11,159
Service cost	**4,761**	3,793	**936**	792
Interest cost	**3,236**	2,720	**754**	685
Actuarial (gain) loss	**(9,017)**	10,224	**(1,466)**	1,632
Curtailment (gain)	**(8,366)**	–	**(2,709)**	–
Benefits paid	**(1,365)**	(1,340)	**(431)**	(307)
Projected benefit obligation, end of year	**$ 48,545**	$ 59,296	**$ 11,045**	$ 13,961
Change in plan assets:				
Fair value of plan assets, beginning of year	**$ 29,057**	$ 26,674	**$ –**	$ –
Actual return on plan assets	**1,984**	1,892	**–**	–
Employer contributions	**3,133**	1,832	**431**	307
Benefits paid	**(1,365)**	(1,340)	**(431)**	(307)
Fair value of plan assets, end of year	**$ 32,809**	$ 29,058	**$ –**	$ –
Funded status	**$(15,736)**	$(30,238)	**$(11,045)**	$(13,961)
Unrecognized prior service cost	**9**	221	**8**	202
Unrecognized actuarial loss	**1,248**	19,509	**–**	4,427
Net amount recognized	**$(14,479)**	$(10,508)	**$(11,037)**	$ (9,332)

The actuarial gain in fiscal 2006 of $9,017 was a result of an increase in discount rates in the current year.

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plan		Supplemental Executive Retirement Plan	
	2006	2005	**2006**	2005
Accrued benefit liability	**$(14,727)**	$(19,586)	**$(11,037)**	$(10,305)
Intangible assets	**8**	221	**–**	202
Accumulated other comprehensive income	**240**	8,857	**–**	771
Net amount recognized	**$(14,479)**	$(10,508)	**$(11,037)**	$ (9,332)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $48,545, $47,537 and $32,809, respectively, as of July 1, 2006 and $59,296, $48,644 and $29,058, respectively as of July 2, 2005. No pension plans had plan assets in excess of accumulated benefit obligations at July 1, 2006 or July 2, 2005.

Components of Net Periodic Benefit Cost

	Pension Plan			Supplemental Executive Retirement Plan		
	2006	2005	2004	2006	2005	2004
Service cost	$ 4,761	$ 3,793	$ 3,949	$ 936	$ 792	$ 857
Interest cost	3,236	2,720	2,514	754	685	671
Expected return on assets	(2,466)	(2,175)	(1,514)	–	–	–
Prior service cost	52	55	55	43	43	43
Loss	1,361	514	1,053	303	187	369
Net periodic benefit cost	$ 6,944	$ 4,907	$ 6,057	$2,036	$1,707	$1,940

FORM 10-K

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the plans at July 1, 2006 and July 2, 2005:

	Pension Plan		Supplemental Executive Retirement Plan	
	2006	2005	2006	2005
Discount rate	6.45%	5.50%	6.40%	5.50%
Rate of compensation increase	4.25	4.25	5.00	5.00

The following weighted average assumptions were used to determine net periodic benefit cost for the plans for the years ended July 1, 2006 and July 2, 2005:

	Pension Plan		Supplemental Executive Retirement Plan	
	2006	2005	2006	2005
Discount rate	5.50%	6.25%	5.50%	6.25%
Expected return on plan assets	8.00	8.00	N/A	N/A
Rate of compensation increase	4.25	4.25	5.00	5.00

To develop the expected long-term rate of return on asset assumptions, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.00% long-term rate of return on assets assumption.

Additional Information

The pension plan weighted average asset allocations at July 1, 2006 and July 2, 2005 are as follows:

	Pension Plan	
	2006	2005
International equity	15%	15%
Value equity	25	25
Small cap equity	10	10
Core growth equity	20	20
Fixed income	30	30
Total	100%	100%

The asset allocation strategy for 2006 targets 25.0%-35.0% in high-quality fixed income instruments with the balance of the portfolio to be invested in a diversified and complimentary portfolio of equity vehicles. The objective is to achieve a long-term rate of return of 7.0%-9.5%. In determining investment options, all classes or categories of investments allowed by the Employee Retirement Income Security Act of 1974 ("ERISA") are acceptable investment choices. As directed by ERISA, no single investment will comprise more than 10.0% of assets, except for certain government backed securities.

Pension assets consist primarily of listed common stocks and U.S. government and corporate obligations. The plan held approximately 67,500 shares of the Company's Class A common stock at July 1, 2006 and 67,500 shares of the Company's Class B shares at July 2, 2005, with market values of $2,316 and $2,561, respectively. As of December 31, 2005 all Class B shares outstanding were converted to Class A shares. The plan received $5 in dividends on the Company's Class A common stock during each of fiscal 2006 and 2005.

The Company expects to contribute $4,978 to its pension plan and $449 to the SERP in fiscal year 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plan	Supplemental Executive Retirement Plan
2007	$ 1,022	$ 449
2008	1,122	475
2009	1,252	499
2010	1,416	544
2011	1,623	643
2012 and thereafter	12,198	5,234

Union Pension Plans

Certain employees of the Company are covered by union-sponsored, collectively bargained, multiemployer pension plans ("Union Plans"). The Company contributed and charged to expense $1,761 in fiscal 2006, $1,555 in fiscal 2005 and $1,460 in fiscal 2004 for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company may be liable for its share of unfunded vested benefits related to the Union Plans. Information from the Union Plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits.

401(k) Plan

All full-time nonunion employees are eligible to participate in a 401(k) plan. The Company matches a portion of the employee's salary reduction contributions and provides investment choices for the employee. The matching contributions under the 401(k) plan, which vest over a five-year employment period, were $2,047 in fiscal 2006, $1,814 in fiscal 2005 and $1,712 in fiscal 2004.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan (DEFCO plan), the Company matches a portion of the designated employees' contributions. The Company's matching contributions under the DEFCO plan were $506 in fiscal 2006, $464 in fiscal 2005 and $528 in fiscal 2004. The accumulated benefit obligation of $13,021 as of July 1, 2006 and $10,731 as of July 2, 2005 is included in other noncurrent liabilities in the accompanying consolidated balance sheets. The Company has purchased investments, including stable income and stock index managed funds, based on investment elections made by the employees, which may be used to fund the retirement benefits. The investments are recorded at estimated fair value based on quoted market prices and are included in other assets in the accompanying consolidated balance sheets. Unrealized gains and losses are included in income on a current basis. At July 1, 2006 and July 2, 2005, the estimated fair value of the investments was $13,021 and $10,731, and the cost of the investments was $11,874 and $10,246, respectively.

9. Commitments and Contingencies

Litigation

The Company is involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices. None of these legal actions are expected to have a material adverse effect on the Company's results of operations or financial position.

Leases

The Company leases certain facilities and equipment for varying periods. Most facility leases contain renewal options from one to five years. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of July 1, 2006:

	Operating Leases
2007	$18,180
2008	15,392
2009	10,896
2010	7,609
2011	5,222
2012 and thereafter	2,925
Total minimum lease payments	$60,224

Total rent expense for operating leases, including those with terms of less than one year was $24,319 in fiscal 2006, $20,684 in fiscal 2005 and $18,547 in fiscal 2004.

10. Segment Information

The Company has two operating segments, United States and Canada, which have been identified as components of the Company that are reviewed by the Company's Chief Executive Officer to determine resource allocation and evaluate performance. Each operating segment derives revenues from the branded identity apparel and facility services industry, which includes garment rental and non-apparel items such as floor mats, dust mops, wiping towels, selected linen items and several restroom products. No one customer's transactions account for 1.5% or more of the Company's revenues.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Corporate expenses are allocated to the segments based on segment revenue. The Company evaluates performance based on income from operations. Financial information by geographic location is as follows:

	United States	Canada	Elimination	Total
2006 (52 weeks):				
Revenues	**$728,434**	**$152,409**	**$ –**	**$880,843**
Income from operations	**48,925**	**25,938**	**–**	**74,863**
Interest expense	**13,186**	**40**	**–**	**13,226**
Total assets	**894,663**	**172,629**	**(116,200)**	**951,092**
Capital expenditures	**29,260**	**2,708**	**–**	**31,968**
Depreciation and amortization expense	**37,196**	**6,067**	**–**	**43,263**
Income tax expense	**10,147**	**9,639**	**–**	**19,786**
2005 (52 weeks):				
Revenues	$663,000	$125,775	$ –	$788,775
Income from operations	48,363	24,303	–	72,666
Interest expense	11,328	10	–	11,338
Total assets	859,349	147,586	(103,766)	903,169
Capital expenditures	15,698	3,710	–	19,408
Depreciation and amortization expense	36,064	5,479	–	41,543
Income tax expense	17,671	5,478	–	23,149
2004 (53 weeks):				
Revenues	$633,715	$ 99,732	$ –	$733,447
Income from operations	47,466	18,755	–	66,221
Interest expense	12,029	(63)	–	11,966
Total assets	771,338	115,167	(83,758)	802,747
Capital expenditures	15,375	1,974	–	17,349
Depreciation and amortization expense	35,029	4,317	–	39,346
Income tax expense	16,857	3,760	–	20,617

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of July 1, 2006. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There were no changes in our internal controls over financial reporting during the fourth quarter of fiscal 2006 that have materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 10. Directors and Executive Officers of the Registrant

Reference is made to information with respect to the Company's Proxy Statement for the fiscal year 2006 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11. Executive Compensation

Reference is made to information with respect to the Company's Proxy Statement for the fiscal year 2006 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Reference is made to information with respect to the Company's Proxy Statement for the fiscal year 2006 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. Certain Relationships and Related Transactions

Reference is made to information with respect to the Company's Proxy Statement for the fiscal year 2006 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. Principal Accounting Fees and Services

Reference is made to information with respect to the Company's Proxy Statement for the fiscal year 2006 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as a part of this report:

(1) Financial Statements
The consolidated financial statements of the Registrant are set forth in Item 8 of Part II of this report.

(2) Financial Statement Schedules
All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information has been included elsewhere by reference in the financial statements and related notes, except for Schedule II, which is included as Exhibit 99.1 to this Form 10-K, as filed with the SEC.

(3) Exhibits
The following exhibits, as required by Item 601 of Regulation S-K are filed as a part of this report:

3(a) Articles of Amendment and Restatement of the Registrant, as filed with the Secretary of State of Minnesota (incorporated herein by reference to Exhibit 3(i) to the Registrant's Form 10-Q filed November 13, 2001).

3(b) Amended and Restated Bylaws of the Registrant.*

3(c) Form of share-based compensation agreement.*

4(a) Rights Agreement, dated as of September 17, 2001, by and between G&K Services, Inc. and Wells Fargo Bank Minnesota, National Association (incorporated by reference to the Registrant's Form 8-K filing dated September 19, 2001).

10(a) 1989 Stock Option and Compensation Plan, as amended on October 30, 1997 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on October 8, 1997).**

10(b) Amended and Restated 1996 Director Stock Option Plan, as amended March 10, 2004 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A filed on October 12, 2005).

10(c) 1998 Stock Option and Compensation Plan, as amended November 7, 2002 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on September 26, 2002).**

10(d) Form of Change of Control Agreement between Registrant and each of Robert G. Wood and Jeffrey L. Wright, dated February 24, 1999 (incorporated herein by reference to the Registrant's Form 10-Q filed May 11, 1999).**

10(e) Note Purchase Agreement dated July 20, 2000 among G&K Services, Inc. and various institutional investors (incorporated herein by reference to the Registrant's Form 10-K filed September 28, 2000).

10(f) Form of Executive Employment Agreement between Registrant and each of Robert G. Wood and Jeffrey L. Wright, dated January 1, 2001 (incorporated herein by reference to the Registrant's Form 10-K filed September 27, 2001).**

10(g) Credit Agreement, dated June 25, 2002, by and among the Registrant, G&K Services Canada, Inc., Bank One N.A., Wachovia Bank, National Association, Wachovia Securities, Inc (f/k/a First Union Securities, Inc.), Banc One Capital Markets, Inc. and various lenders (incorporated herein by reference to Exhibit 10(m) to the Registrant's Form 10-K filed September 26, 2002).

10(h) Executive Employment Agreement between Registrant and Richard L. Marcantonio, dated June 25, 2002 (incorporated herein by reference to Exhibit 10(n) to the Registrant's Form 10-K filed September 26, 2002).**

10(i) Promissory Note of Richard L. Marcantonio dated July 26, 2002 and payable to the Registrant (incorporated herein by reference to Registrant's Form 10-Q filed November 12, 2002).**

10(j) Stock Pledge Agreement dated as of July 26, 2002, by and between the Registrant and Richard L. Marcantonio (incorporated herein by reference to Registrant's Form 10-Q filed November 12, 2002).**

10(k) Change of Control Agreement between Registrant and Richard L. Marcantonio dated November 12, 2002 (incorporated herein by reference to Registrant's Form 10-Q filed May 13, 2003).**

10(l) First Amendment, dated December 17, 2003 to Credit Agreement dated June 25, 2002, among the Registrant, G&K Services Canada, Inc., Bank One, N.A., Wachovia Bank, National Association, Wachovia Securities, Inc, Banc One Capital Markets, Inc. and various lenders (incorporated herein by reference to Registrant's Form 10-Q filed February 5, 2004).

10(m) Executive Employment Agreement between Registrant and David F. Fisher, dated May 10, 2004 (incorporated herein by reference to Registrant's Form 10-K filed September 16, 2004).**

10(n) Loan Agreement dated November 17, 2004 among G&K Services, Inc., and its subsidiaries, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc. (incorporated herein by reference to Registrant's Form 10-Q filed February 8, 2005).

10(o) Loan Agreement dated June 30, 2005 among G&K Services, Inc. and various institutional investors (incorporated by reference to Registrant's Form 10-K filed September 15, 2005).

10(p) Form of Executive Employment Agreement between Registrant and David Miller, dated December 19, 2005 (incorporated herein by reference to the Registrant's Form 10-Q filed February 3, 2006).**

10(q) Third Amendment, dated June 2, 2006 to Loan Agreement dated November 17, 2004, among the Registrant, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc.*

21 Subsidiaries of G&K Services, Inc.*

23 Consent of Independent Registered Public Accounting Firm*

24 Power of Attorney dated as of August 24, 2006*

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

99.1 Report of Ernst & Young LLP, Independent Registered Public Accounting Firm and Schedule II*

Footnotes:

* Filed herewith

** Compensatory plan or arrangement

(b) Exhibits

See exhibits listed under Item 15(a)(3).

(c) Financial Statement Schedules

See the financial statement schedules listed under Item 15(a)(2).

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2006

G&K SERVICES, INC.
(Registrant)

By: /s/ Richard L. Marcantonio
Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Jeffrey L. Wright
Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

By: /s/ Thomas J. Dietz
Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below on the 14th day of September 2006, by the following persons in the capacity indicated:

/s/ Richard L. Marcantonio Richard L. Marcantonio	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director
* Michael G. Allen	Director
* Paul Baszucki	Director
* John S. Bronson	Director
* J. Patrick Doyle	Director
* Wayne M. Fortun	Director
* Ernest J. Mrozek	Director
* M. Lenny Pippin	Director
* Alice M. Richter	Director

*By: /s/ Richard L. Marcantonio
Richard L. Marcantonio
Attorney-in-fact

FORM 10-K

FORM 10-K

(This page intentionally left blank)

G&K SERVICES, INC.
5995 Opus Parkway
Minnetonka, Minnesota 55343

Notice of Annual Meeting of Shareholders Thursday, November 16, 2006

To the Shareholders of G&K Services, Inc.:

Please take notice that the Annual Meeting of Shareholders of G&K Services, Inc. will be held, pursuant to due call by our Board of Directors, at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, on Thursday, November 16, 2006, at 10:00 a.m. Central Standard Time, or at any adjournment or adjournments thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. To elect three "Class II" directors to serve for terms of three years;
2. To approve our 2006 Equity Incentive Plan;
3. To approve an amendment to our Amended and Restated Bylaws to require a quorum to consist of a majority of the voting power of the issued and outstanding shares and to clarify authority to adjourn meetings when a quorum is not present;
4. To ratify the appointment of Ernst & Young LLP, Independent Registered Public Accounting Firm, as our independent auditors for fiscal 2007; and
5. To transact any other business as may properly come before the meeting or any adjournments thereof.

Pursuant to action of the Board of Directors, shareholders of record on September 18, 2006 will be entitled to vote at the meeting or any adjournments thereof.

A proxy for the meeting is enclosed. You are requested to fill in and sign the proxy, which is solicited by the Board of Directors, and mail it promptly in the enclosed envelope.

By Order of the Board of Directors
G&K Services, Inc.

David F. Fisher
Vice President, General Counsel and Corporate Secretary

October 9, 2006

Annual Meeting of Shareholders to be Held Thursday. November 16, 2006

Voting by Proxy and Revocation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of G&K Services, Inc. to be used at the annual meeting of our shareholders to be held Thursday, November 16, 2006 at 10:00 a.m. Central Standard Time, at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, or at any adjournment or adjournments thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. To elect three "Class II" directors to serve for terms of three years;
2. To approve our 2006 Equity Incentive Plan;
3. To approve an amendment to our Amended and Restated Bylaws to require a quorum to consist of a majority of the voting power of the issued and outstanding shares and clarify authority to adjourn meetings when a quorum is not present;
4. To ratify the appointment of Ernst & Young LLP, Independent Registered Public Accounting Firm, as our independent auditors for fiscal 2007; and
5. To transact any other business as may properly come before the meeting or any adjournments thereof.

The approximate date on which this proxy statement and the accompanying proxy were first sent or given to shareholders was October 9, 2006.

Each shareholder who signs and returns a proxy in the form enclosed with this proxy statement may revoke the same at any time prior to its use and prior to the annual meeting by giving notice of such revocation to the company in writing, in open meeting or by executing and delivering a new proxy to our Corporate Secretary. Unless so revoked, the shares represented by each proxy will be voted at the annual meeting and at any adjournments thereof. Mere presence at the annual meeting by a shareholder who has signed a proxy does not, alone, revoke that proxy; revocation would have to be announced by the shareholder at the time of the meeting. All shares which are entitled to vote and are represented at the annual meeting by properly executed proxies received prior to or at the annual meeting, and not revoked, will be voted at the annual meeting and any adjournments thereof.

Voting Procedures

The company has one class of voting securities outstanding: Class A Common Stock, $0.50 par value per share, of which 21,283,816 shares, were outstanding as of the close of business on September 18, 2006, the record date for the annual meeting. Each share of Class A Common Stock is entitled to one vote on each matter put to a vote of shareholders. Our Class A Common Stock is referred to in this proxy statement as common stock. Only shareholders of record at the close of business on the record date for the annual meeting will be entitled to vote at the annual meeting or any adjournments thereof. A quorum, consisting of the holders of one-third of the stock issued and outstanding and entitled to vote at the annual meeting and the presence of such shareholders shall be requisite for the transaction of business; such quorum must be present, either in person or represented by proxy, for the transaction of business at the annual meeting, except as otherwise required by law, our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws.

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by the Board of Directors. If any director nominee should withdraw or otherwise become unavailable for reasons not presently known, the proxies which would have otherwise been voted for that director nominee may be voted for a substitute director nominee selected by our Board of Directors.

A plurality of votes cast is required for the election of each director in Proposal No. 1. Each other Proposal requires the affirmative vote of the holders of the greater of (i) a majority of the voting power of shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the annual meeting.

A shareholder who abstains with respect to any proposal is considered to be present and entitled to vote on that proposal, and is effectively casting a negative vote. A shareholder (including a broker) who does not give authority to a proxy to vote, or withholds authority to vote, on any proposal shall not be considered present and entitled to vote on that proposal.

The Board of Directors unanimously recommends that you vote "FOR" the election of each director nominee named in this proxy statement, "FOR" the approval the 2006 Equity Incentive Plan, "FOR" the approval of the proposed amendments to our Amended and Restated Bylaws and "FOR" the ratification of Ernst & Young LLP's appointment as our independent accountant for fiscal 2007.

PROPOSAL NUMBER 1:

Election of Class II Directors

Pursuant to our articles of incorporation, our management and business affairs are vested in a Board of Directors to be comprised of not less than three and not more than 12 directors and our bylaws state that the number of directors shall be established by resolution of the Board of Directors.

Presently, our Board of Directors consists of nine directors. Pursuant to our articles of incorporation, these directors are divided into three classes, designated as Class I, Class II and Class III, respectively, and are elected to serve for staggered three-year terms of office that expire in successive years. The current terms of office for the directors in Class I, Class II and Class III expire, respectively, at the 2008, 2006 and 2007 annual shareholders' meetings.

Messrs. Richard L. Marcantonio and Paul Baszucki and Ms. Alice M. Richter, each of whom currently serves as a Class II director, have been nominated by the Board of Directors to serve as our Class II directors for a three-year term commencing immediately following the annual meeting and expiring at our 2009 annual shareholders' meeting, or until his or her successor is elected and qualified. If elected, each nominee has consented to serve as a Class II director.

Set forth below is information regarding the three individuals nominated for election to our Board of Directors as Class II directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this Proxy Statement.

Name (and Age) of Director/Nominee	Principal Occupation, Past Five Years Business Experience and Directorships in Public Companies	Director Since
Class II Nominees:		
Richard L. Marcantonio (56)	Mr. Marcantonio has served as our Chairman of the Board and Chief Executive Officer since November 10, 2005. Prior thereto, Mr. Marcantonio was our President and Chief Executive Officer since January 1, 2004, and our President and Chief Operating Officer since July 15, 2002. Mr. Marcantonio has served as a director of the company since November 6, 2003. Prior to joining the company, Mr. Marcantonio served as President of the Industrial and Service Sectors at Ecolab, Inc., a leading global developer and marketer of cleaning and maintenance products, from March 2002 until July 15, 2002. Mr. Marcantonio served as Senior and/or Executive Vice President of Ecolab's industrial group from March 1997 until December 2000, and served as Executive Vice President of Ecolab's Industrial and Service Sectors from January 2001 until March 2002. Prior to his employment at Ecolab, Mr. Marcantonio served in senior management, sales and marketing positions at Keebler Company, a subsidiary of United Biscuits (Holdings) plc. Mr. Marcantonio also served as President and Chief Executive Officer of Specialty Brands, another subsidiary of United Biscuits (Holdings) plc. Mr. Marcantonio serves as a director and member of the Audit Committee of the H.B. Fuller Company, a worldwide manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. Mr. Marcantonio is also a member of the Board of Directors of Minnesota Public Radio.	2003
Paul Baszucki (66)	Mr. Baszucki is a director of the company, and serves as a member of the Corporate Governance Committee of our Board of Directors. Mr. Baszucki served as a director and Chair of the Board of Directors of Norstan, Inc., from May 1997 until December 2004, and as its Chief Executive Officer from 1986 until May 1997, and again from December 1999 to October 2000. Mr. Baszucki also serves as a director and member of the Audit Committee of WSI Industries, Inc., a precision contract machining company primarily servicing the aerospace/avionics industry and recreational vehicles markets. Mr. Baszucki has been a director of WSI Industries since 1988.	1994
Alice M. Richter (53)	Ms. Richter is a director of the company, and serves as Chair of the Audit Committee of our Board of Directors. Ms. Richter is also our Audit Committee Financial Expert. Ms Richter has been retired since June 2001. Prior to her retirement, Ms. Richter was a certified public accountant with KPMG LLP for 26 years. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, she served as the National Industry Director of KPMG's U.S. Food and Beverage practice and has also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter is also the Chair of the Audit Committee of West Marine, Inc.	2003

Directors and Executive Officers of the Company

Name	Age	Title	Since	Director Term Expires
Richard L. Marcantonio	56	Chairman of the Board and Chief Executive Officer and Director (Class II)	2002	2006
Jeffrey L. Wright	44	Senior Vice President and Chief Financial Officer	1999	—
David F. Fisher	57	Vice President, General Counsel and Corporate Secretary	2004	—
Robert G. Wood	58	President, G&K Services Canada, Inc.	1998	—
David M. Miller	50	President, U.S. Rental Operations	2005	—
Thomas J. Dietz	42	Vice President and Controller	2006	—
Michael G. Allen	68	Director (Class I)	2001	2008
Paul Baszucki	66	Director (Class II)	1994	2006
John S. Bronson	58	Director (Class III)	2004	2007
J. Patrick Doyle	43	Director (Class I)	2005	2008
Wayne M. Fortun	57	Director (Class III)	1994	2007
Ernest J. Mrozek	53	Director (Class III)	2005	2007
M. Lenny Pippin	59	Presiding Director (Class I)	2001	2008
Alice M. Richter	53	Director (Class II)	2003	2006

Richard L. Marcantonio – See information under "Election of Class II Directors" above.

Jeffrey L. Wright – Mr. Wright has served as our Senior Vice President since January 2004 and as our Chief Financial Officer since 1999. Mr. Wright was our Secretary from February 1999 until May 2004, and served as our Treasurer from February 1999 until November 2001. Mr. Wright was employed with BMC Industries, Inc. from 1996 until the time he joined the company, serving as its Controller from 1996 to 1998 and its Treasurer from 1998 to 1999. From 1993 to 1996, Mr. Wright was Treasurer for Employee Benefit Plans, Inc. From 1984 to 1993, Mr. Wright was employed with Arthur Andersen & Co.

David F. Fisher – Mr. Fisher has served as our Vice President, General Counsel and Corporate Secretary since May 2004. Prior to joining the company, between April 2003 and August 2004, Mr. Fisher served as President and Chief Executive Officer of Internet Destination Sales System, LLC, a privately held software service provider. Between March 1999 until January 2003, Mr. Fisher was the Commissioner of Administration for the State of Minnesota, following which he was a private consultant (between January and April 2003). Mr. Fisher served as Vice President, General Counsel and Corporate Secretary for ADC Telecommunications, Inc., a manufacturer and distributor of communications equipment, from July 1994 until March 1999. Between August 1980 and July 1994, Mr. Fisher was the Vice President and Associate General Counsel of The Pillsbury Company, a food producer and distributor.

Robert G. Wood – Mr. Wood has served as President of G&K Services Canada, Inc. and affiliated entities since 1998, and as one of our Regional Vice Presidents between 1997 and 1998. Mr. Wood joined the company in 1995 as a General Manager and served as an Executive Vice President of the company from May 2000 until July 2002. Prior to joining the company, Mr. Wood was Vice President of Marketing and Director of Sales with Livingston International, Inc., where he spent 23 years in a variety of operating, sales, service and marketing positions.

David M. Miller – Mr. Miller has served as our President of U.S. Rental Operations since December 2005. Prior to joining the company, between July 2002 and December 2005, Mr. Miller held various positions with Strategic Equipment and Supply Corp., a provider of foodservice equipment and supplies, including its Corporate Executive Vice President Operations, its President – Northern Region and, most recently, its Chief Operating Officer. Prior to joining Strategic Equipment and Supply, between March 1993 and June 2002, Mr. Miller held various positions with LSG/Sky Chefs, including its Vice President Marketing, its Managing Director, its Vice President Operations and, most recently, its Senior Vice President Operations.

Thomas J. Dietz – Mr. Dietz has served as the company's Vice President and Controller since July 2006. Mr. Dietz, who also served as the company's Director of Financial Planning and Analysis between December 2004 and July 2006, has over 20 years of financial reporting and related experience. Prior to joining the company, between 1995 and 2004, Mr. Dietz was employed in various capacities with The St. Paul Companies, which is now known as The St. Paul Travelers Companies, Inc, including most recently as its Assistant Vice President of Financial Planning and Analysis.

Michael G. Allen – Mr. Allen is a director of the company, and serves as a member of the Audit Committee of our Board of Directors. Mr. Allen founded The Michael Allen Company, a Connecticut-based strategy development company, and has served as that company's Founder and Chair since its inception in 1979. From 1974 to 1979, Mr. Allen served as Vice President of Corporate Strategy for General Electric.

Paul Baszucki – See information under "Election of Class II Directors" above.

John S. Bronson – Mr. Bronson is a director of the company and serves as a member of the Compensation Committee and the Corporate Governance Committee of our Board of Directors. Mr. Bronson was Senior Vice President, Human Resources from 1999 to 2003 for Williams-Sonoma, Inc., a specialty retailer of home furnishings. Prior to his employment with Williams-Sonoma, Inc., Mr. Bronson held several senior human resource-related management positions with PEPSICO, from 1979 to 1999, most recently as its Executive Vice President, Human Resources Worldwide for Pepsi-Cola Worldwide.

J. Patrick Doyle – Mr. Doyle is a director of the company and serves as a member of the Compensation Committee of our Board of Directors. Mr. Doyle currently serves as Executive Vice President of U.S. Store Operations for Domino's Pizza, Inc., a position he has held since October 2004. Mr. Doyle served as Domino's Executive Vice President of International Operations from May 1999 to October 2004, as Domino's interim Executive Vice President, Build the Brand, from December 2000 to July 2001 and as Domino's Senior Vice President of Marketing from the time he joined Domino's in 1997 until May 1999. Prior to joining Domino's, Mr. Doyle served as Vice President and General Manager for the U.S. baby food business of Gerber Products Company.

Wayne M. Fortun – Mr. Fortun is a director of the Company, and serves as Chair of the Compensation Committee of our Board of Directors. Mr. Fortun has served as President and Chief Operating Officer of Hutchinson Technology, Inc., a world leader in precision manufacturing of suspension assemblies for disk drives, since 1983, and has served as Chief Executive Officer of that company since May 1996. Mr. Fortun also serves as a director of C.H. Robinson Worldwide, Inc., a global provider of multimodal transportation services and logistics solutions.

Ernest J. Mrozek – Mr. Mrozek is a director of the Company and serves as a member of the Audit Committee of our Board of Directors. Mr. Mrozek has served as President and Chief Financial Officer of The ServiceMaster Company, a residential and commercial service company, since January 2004. Mr. Mrozek joined ServiceMaster in 1987 and has held various senior positions in general management, operations and finance. Prior to joining ServiceMaster, Mr. Mrozek spent 11 years with Arthur Andersen & Co.

M. Lenny Pippin – Mr. Pippin is the Presiding Director of the Company, and serves as the chair of the Corporate Governance Committee of our Board of Directors. Mr. Pippin has served as President and Chief Executive Officer of The Schwan Food Company, a branded frozen-food company, since November 1999. Prior to joining Schwan's, Mr. Pippin served as President and Chief Executive Officer of Lykes Brothers, Inc., a privately held corporation with operating divisions in the food, agriculture, transportation, energy and insurance industries.

Alice M. Richter – See information under "Election of Class II Directors" above.

Executive Compensation

The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by (i) our Chief Executive Officer; (ii) our four other most highly compensated executive officers who served as executive officers at the end of fiscal 2006 (the Named Executive Officers); and (iii) any person who would have otherwise been reported as an executive officer of the company but was no longer serving as an executive officer at the end of fiscal 2006.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation – Awards		
Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)	Other Annual Compensation ($)[2]	Restricted Stock Awards ($)[3]	Securities Underlying Options (# of shares)	All Other Compensation ($)[4]
Richard L. Marcantonio	2006	620,188	617,602	137,793	300,790	21,000	84,645
Chairman and Chief	2005	591,327	961,548	144,521	177,681	14,640	42,172
Executive Officer	2004	535,579	158,106	176,706	–	17,220	36,301
Jeffrey L. Wright	2006	295,066	194,123	41,505	136,215	9,501	35,305
Senior Vice President and	2005	273,183	310,609	39,376	71,000	5,700	20,221
Chief Financial Officer	2004	271,472	71,094	57,183	–	10,002	19,292
Robert G. Wood	2006	405,861	192,391	41,406	105,679	7,500	2,144
President – G&K Services	2005	342,265	160,488	42,030	–	7,300	5,291
Canada, Inc.	2004	324,293	2,124	47,859	–	6,000	4,929
David F. Fisher	2006	224,186	120,593	12,690	58,868	4,101	23,887
Vice President,	2005	209,231	194,111	7,000	–	–	6,273
General Counsel and	2004	33,080	8,000	1,125	–	5,000	–
Corporate Secretary							
David M. Miller[5]	2006	145,000	89,571	2,500	191,650	20,000	3,948
President, US Rental							
Operations							

[1] Includes cash compensation deferred at the election of the executive officer under the terms of our 401(k) Savings Incentive Plan and the Executive Deferred Compensation Plan.

[2] In fiscal 2006, Mr. Marcantonio received reimbursement in the amount $56,434 for the payment of taxes on restricted stock, $40,000 in loan forgiveness and reimbursement of $17,720 for the payment of taxes on the forgiven portion of his loan. In fiscal 2006, the value of Mr. Marcantonio's personal use of a company car was $18,043, he was reimbursed $2,225 for country club dues and $3,371 for financial planning services. Amounts shown for other executives include compensation relating to reimbursement for the payment of taxes resulting from the vesting of restricted stock awards granted prior to 2004 (for Messrs. Wood and Wright only), personal use of a company car and country club dues (for Mr. Wright only).

[3] Amounts shown in this column reflect the dollar value (net of any consideration paid by the Named Executive Officer) of awards of restricted Class A common shares as of the date such awards were granted, calculated by multiplying (i) the difference between (A) the closing market price of unrestricted Class A Common Stock of the registrant on The Nasdaq Global Select Market on the date of grant, and (B) the consideration paid by the Named Executive Officer, by (ii) the number of shares awarded. As of July 1, 2006 the Named Executive Officers held the following as a result of grants under the 1989 Stock Option and Compensation Plan and/or the 1998 Stock Option and Compensation Plan: Mr. Marcantonio held 15,904 restricted shares with a total market value (net of any consideration paid by Mr. Marcantonio) of $543,007; Mr. Wright held 7,361 restricted shares at a market value (net of any consideration paid by Mr. Wright) of $251,166; Mr. Wood held 5,563 restricted shares with a total market value (net of any consideration paid by Mr. Wood) of $103,529; Mr. Fisher held 1,370 restricted shares with a total market value (net of any consideration paid by Mr. Fisher) of $56,690; and Mr. Miller held 5,000 restricted shares with a total market value (net of any consideration paid by Mr. Miller) of $171,500. Restricted stock awards vest in equal annual installments over five to seven years beginning on the first anniversary of the date of grant. Regular dividends are paid on the restricted shares. We have agreed to make certain payments to the recipients of restricted stock to cover the taxes payable by the recipients upon the vesting of the shares. *See* footnote 2 above.

[4] Represents matching contributions by the company under our 401(k) Savings Incentive Plan (Mr. Marcantonio, $4,400; Mr. Wright, $4,457; Mr. Fisher, $1,766), Canadian Registered Pension Plan (Mr. Wood, $10,966) and the Executive Deferred Compensation Plan (Mr. Marcantonio, $79,087; Mr. Wright, $30,283; Mr. Fisher, $20,963; Mr. Miller $3,625) and payment by the company of long-term disability insurance premiums (Mr. Marcantonio, $384; Mr. Wright, $384; Mr. Wood, $889; Mr. Fisher, $384; Mr. Miller, $167) and term life insurance premiums (Mr. Marcantonio, $774; Mr. Wright, $180; Mr. Wood, $1,183; Mr. Fisher, $774; Mr. Miller, $155).

[5] Mr. Miller was first employed by the company in December 2005.

Option Grants In Last Fiscal Year

The following table sets forth the number of individual grants of Class A common stock options made during fiscal year 2006 to the Named Executive Officers:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)[1]	Expiration Date	5% ($)[4]	10% ($)[4]
Richard L. Marcantonio	21,000[2]	8.2	$ 42.97	9/01/2015	$567,495	$1,438,145
Jeffrey L. Wright	9,501[2]	3.7	$ 42.97	9/01/2015	$256,751	$ 650,658
Robert G. Wood	7,500[2]	2.9	$ 42.27	9/01/2015	$199,382	$ 505,275
David F. Fisher	4,101[2]	1.6	$ 42.97	9/01/2015	$110,823	$ 280,849
David M. Miller	20,000[3]	7.8	$ 38.33	12/19/2015	$540,472	$1,369,662

[1] Amount represents the fair market value of our common stock on the date of grant.

[2] Options were issued on September 1, 2005 and vest in equal annual installments over three years commencing on the first anniversary of the grant date.

[3] Options were issued on December 19, 2005 and vest in equal annual installments over three years commencing on the first anniversary of the grant date.

[4] The hypothetical potential appreciation shown in these columns for the Named Executive Officer is required by rules of the United States Securities Exchange Commission. These amounts represent neither the historical nor the anticipated future performance of our common stock price appreciation.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information as to the exercise of stock options, and the number and value of unexercised stock options, at fiscal 2006 year-end for each of the Named Executive Officers who owned such options during fiscal 2006:

Name	Number of Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at 7/1/06 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at 7/1/06 ($) Exercisable/ Unexercisable
Richard L. Marcantonio	0	–	126,360 / 15,500	317,860 / 9,930
Jeffrey L. Wright	10,000	152,096	33,467 / 7,134	47,289 / 5,768
Robert G. Wood	11,131	166,540	14,794 / 6,866	6,920 / 3,460
David F. Fisher	0	–	3,333 / 5,768	0 / $0
David M. Miller	0	–	0 / 20,000	0 / $0

Pension Plan Table

Remuneration ($)	Years of Service 1	5	10	15	20	25	30	35
200,000	3,333	16,667	33,333	50,000	66,667	83,333	100,000	100,000
300,000	5,000	25,000	50,000	75,000	100,000	125,000	150,000	150,000
400,000	6,667	33,333	66,667	100,000	133,333	166,667	200,000	200,000
500,000	8,333	41,667	83,333	125,000	166,667	208,333	250,000	250,000
600,000	10,000	50,000	100,000	150,000	200,000	250,000	300,000	300,000
700,000	11,667	58,333	116,667	175,000	233,333	291,667	350,000	350,000
800,000	13,333	66,667	133,333	200,000	266,667	333,333	400,000	400,000
900,000	15,000	75,000	150,000	225,000	300,000	375,000	450,000	450,000
1,000,000	16,667	83,333	166,667	250,000	333,333	416,667	500,000	500,000
1,100,000	18,333	91,667	183,333	275,000	366,667	458,333	550,000	550,000
1,200,000	20,000	100,000	200,000	300,000	400,000	500,000	600,000	600,000
1,300,000	21,667	108,333	216,667	325,000	433,333	541,667	650,000	650,000
1,400,000	23,333	116,667	233,333	350,000	466,667	583,333	700,000	700,000
1,500,000	25,000	125,000	250,000	375,000	500,000	625,000	750,000	750,000
1,600,000	26,667	133,333	266,667	400,000	533,333	666,667	800,000	800,000

With respect to the forgoing, benefits shown are the annual amounts payable at age 65 from the G&K Services, Inc. Pension Plan and Supplemental Executive Retirement Plan. The service shown is the number of years accrued through retirement at age 65. The remuneration is a five year average annual compensation as defined the Supplemental Executive Retirement Plan document determined at retirement at age 65

Retirement benefits are provided to our executive officers, including the Named Executive Officers, under an unfunded, non-qualified defined benefit pension plan known as the Supplemental Executive Retention Plan (SERP). Benefits under the SERP are offset by benefits under our defined benefit pension plan known as the G&K Services, Inc. Pension Plan. The SERP and the Pension Plan are collectively referred to as the Plans.

Effective December 31, 2006, benefits under the Plans will be frozen, meaning the accrual of future benefits under the Plans, including the SERP, will stop. Participants will be eligible for all retirement benefits earned as of that date, subject to applicable plan provisions. Beginning January 1, 2007, we will offer employees, including executive officers, enhanced benefits under our defined contribution plan and deferred compensation plan. The enhanced benefits include new company retirement contributions and an increase in company matching contributions. We will also offer additional transition contributions for employees closer to retirement age and longer service employees.

The table above sets forth the estimated annual straight life annuity benefits payable upon an executive's retirement at age 65 under the Plans, for various compensation and years of service categories. Benefits under the Plans are not reduced by Social Security benefits. The Plans take into account the average annual salary and bonus shown in the Summary Compensation Table paid during the five consecutive calendar years in which such amounts were highest (within the past 10 years). Amounts shown in the table give effect to the freeze of benefits as of December 31, 2006. The number of years of service credited for Messrs. Marcantonio, Wright, Fisher and Miller as of July 1, 2006 were 5 years, 7 years, 3 years and 1 year, respectively. Because participation is limited to U.S. employees, Mr. Wood, who serves as President — G&K Services, Canada, Inc., is not eligible to participate in the Plans.

Employment Agreements

We entered into Executive Employment Agreements for an indefinite term with each of Mr. Wright, effective January 1, 2001, Mr. Marcantonio, effective as of July 15, 2002, Mr. Wood, effective as of January 1, 2001, Mr. Fisher effective May 10, 2004 and Mr. Miller effective December 19, 2005. Under our agreement with Mr. Marcantonio, he initially served as our President and Chief Operating Officer. Mr. Marcantonio currently serves as our Chairman of the Board and Chief Executive Officer. Each of these agreements will terminate upon the death, disability or retirement of the respective executive and provides that employment may be terminated at any time by us or by the executive upon 30 days notice. If we terminate the agreement without "cause" or the executive terminates the agreement for "good reason," and the terminated executive executes a written release form, the executive is then entitled to receive the compensation and benefits provided under his agreement for a period of 11 months, except that Mr. Marcantonio will be entitled to receive compensation and benefits for a period of 12 months. The agreements provide for a limitation on any severance payment so as not to be considered an "Excess Parachute Payment" under section 280G of the Internal Revenue Code of 1986, as amended. Each agreement also provides that if within one year of any "change in control" of the company,

PROXY STATEMENT

either (1) the company terminates the executive for any reason other than for cause, or (2) the executive terminates his employment for good reason, then the executive is entitled to:

1. continuation of compensation and benefits for 11 months following termination, except that Mr. Marcantonio will be entitled to continuation of compensation and benefits for 12 months;
2. reimbursement of all reasonable outplacement expenses up to $12,000 for up to six months following termination; and
3. in certain cases, an acceleration of incentives (the acceleration of incentives for Messrs. Marcantonio and Wright are contained in separate change of control agreements).

The agreements define "cause" as, among other things: (1) the failure or refusal to perform duties, (2) indictment or conviction of a felony, (3) drunkenness or abuse of drugs, (4) material dishonesty, or (5) gross negligence or willful misconduct. The agreements define "good reason" as, among other things: (1) an adverse involuntary change in the executive's status or position as one of our executive officers, (2) a material adverse change in the executive's compensation, (3) our requiring the executive to be based anywhere other than where the executive's office is located as of the day before a change in control, or (4) purported termination by us of the agreement or the employment of the executive.

Each of Messrs. Marcantonio, Wright, Wood, Fisher and Miller has agreed that for a period of 18 months following the termination of employment with the company, he will not among other things, (1) compete against the company within specified geographic areas, (2) obtain any ownership interest in any competitor or become employed by any competitor, (3) encourage any employees of the company to cease employment with the company, or to violate the terms of their employment contracts with the company, or (4) attempt to take away any customers of the company. Each has also agreed not to disclose any confidential company information at any time before or after termination of his employment.

The Agreements define "change in control" as (1) any person or group gaining control of 30% or more of the voting shares of the company, (2) a change in the majority of our Board of Directors in any two year period, or (3) the approval by our shareholders of an agreement to merge or consolidate with another company, or an agreement to sell or otherwise dispose of all or substantially all of our assets (including a plan of liquidation).

With Mr. Marcantonio, we have entered into an amendment to Mr. Marcantonio's employment agreement. The amendment provides that if Mr. Marcantonio provides us with written notice of termination at least 12 months in advance of his employment termination, and thereafter retires on such date, then, effective as of such date, all unvested stock options and restricted stock granted to Mr. Marcantonio by us on or after August 24, 2006, and before such date, will automatically become fully vested, all restrictions on the exercise of such options or transfers of such stock (as applicable) will automatically lapse, and the exercise period for such options will continue until the end of their original fixed term. Notwithstanding the foregoing, the 12 month notice period referred to above will not apply, and such vesting shall earlier occur, in the event that Mr. Marcantonio is terminated by us without cause, or he resigns for good reason or as a result of disability (in each case, as described in the amendment).

The amendment also provides that if any vested or unvested stock options granted to Mr. Marcantonio before August 24, 2006 have not expired by their terms before any termination of Mr. Marcantonio's employment, such options will continue to vest and the exercise period of each such vested and unvested stock option will be automatically extended, but not beyond its original fixed term, until the later of the last day of the calendar year in which the option period would otherwise have expired due to Mr. Marcantonio's retirement, or a date two and one-half months after the option period would otherwise have expired due to Marcantonio's retirement.

Director Compensation

During fiscal 2006, we paid each director who was not otherwise employed by us an annual fee of $32,000, along with a $2,000 fee for each meeting of the Board of Directors attended in person ($500 for those attended telephonically) and $1,000 for each committee meeting of the Board of Directors attended in person ($500 for those attended telephonically). We also paid a $20,000 retainer to the Presiding Director of our Board of Directors, $10,000 to the Chair of the Audit Committee and $5,000 each to the Chairs of the Governance and Compensation Committees.

In addition, directors who are not otherwise employed by us or our subsidiaries (non-employee directors) participate in our 1996 Director Stock Option Plan which provides for an annual grant to non-employee directors of options to purchase 1,500 shares at an option exercise price equal to the average of the closing prices of our Class A Common Stock during the ten business days preceding the date on which the option is granted. Each such option has a ten-year term and generally becomes exercisable on the first anniversary of the grant date. The 1996 plan also provides for annual grants to non-employee directors of 500 shares of Class A Common Stock. Such stock grants would be made on the first business day of each calendar year to non-employee directors serving at that time. Members who were serving as directors upon the original adoption of the 1996 plan received one-time grants of options to purchase 3,000 shares of Class A Common Stock upon such adoption and, thereafter, each new director has received a one-time grant of options to purchase 3,000 shares of Class A Common Stock upon his or her initial election to our Board of

Directors. Each of the 3,000 share options has a ten-year term and vests in three equal installments on each of the first, second and third anniversaries of the grant date.

Each non-employee director is eligible to participate in our Amended and Restated Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual stock grants until the earlier of a specific date identified by the non-employee director or the termination of his or her services as a member of the board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the "average market value" (the average of the closing prices of our Class A Common Stock on the Nasdaq Global Select Market during the ten business days preceding the relevant valuation date), and is credited to a deferred compensation account maintained in his or her name. Deferred stock grants are converted on a share-for-share basis on the date of deferral and also credited to the Non-Employee Director's account. The account will be credited with additional stock units, also based on the Average Market Value, upon payment date for any dividends declared on the Company's Class A Common Stock. At the end of the deferral period, the amounts accumulated in the deferred compensation account will be distributed in the form of Class A Common Stock equal to the number of whole stock units in the account and cash in lieu of any fractional shares (based on the Average Market Value as of the distribution date).

Stock Performance Graph

The Securities and Exchange Commission requires that the Company include in this proxy statement a line-graph presentation comparing the cumulative, five-year return to the Company's shareholders (based on appreciation of the market price of the Company's Common Stock) on an indexed basis with (1) a broad equity market index and (2) either an appropriate published industry or line-of-business index, or a peer group index constructed by the Company. The following graph summarizes the cumulative five-year return on $100 invested in (1) the Company's Common Stock, (2) the Standard and Poor's ("S&P") 500 Stock Index, and (3) a nationally recognized group of companies in the uniform services industry (the "Peer Index"). The companies included in the Peer Index are Angelica Corporation, Cintas Corporation, G&K Services, Inc., UniFirst Corporation and Aramark Corporation.

The graph illustrates the cumulative values at the end of each succeeding fiscal year resulting from the change in the stock price, assuming dividend reinvestment.

Comparison of 5 Year Cumulative Total Return*

Among G&K Services, Inc., The S&P 500 Index and a Peer Group


180
160
140
120
100
80
60
40
20
6/30/01
6/29/02
6/28/03
7/3/04
7/2/05
7/1/06
■ G&K Services, Inc.
▲ S&P 500
● Peer Group

* $100 invested on 7/01/01 in stock or on 6/30/01 in index-including reinvestment of dividends. Index calculated on month-end basis.

Approval of the 2006 Equity Incentive Plan

Our Board of Directors has approved the G&K Services, Inc. 2006 Equity Incentive Plan and recommends shareholder approval of the Plan. If approved, remaining shares available for future grants under the Amended and Restated 1996 Directors Stock Incentive Plan and the 1998 Stock Option and Compensation Plan, as amended (collectively, the Existing Plans) will be deauthorized so that no additional shares remain available under the Existing Plans. Under the 2006 Equity Incentive Plan, we have reserved for issuance 2,000,000 shares of our common stock; the net increase in share availability will be approximately 1,300,000 shares after we deauthorize the remaining shares under the Existing Plans.

We are seeking shareholder approval of the 2006 Equity Incentive Plan for a number of reasons. The Amended and Restated 1996 Directors Stock Incentive Plan expires in November 2006. The Management Stock Option and Compensation Plan is not expected to have share availability beyond the beginning of the annual grant cycle in August 2007. The near term unavailability of the Existing Plans means a new plan must be put in place for us to continue our equity compensation philosophy, which we believe is beneficial to our shareholders. We use equity compensation to motivate directors, key employees and others to provide an incentive to produce a superior return to our shareholders by offering an opportunity to participate in such gains, facilitating stock ownership and rewarding the achievement of a high level of performance. We also believe equity compensation is a significant component of our ability to attract, retain and motivate highly qualified individuals in a competitive market.

We currently anticipate that the 2006 Equity Incentive Plan will be sufficient for our needs for the next three to four years. Actual run rates and share usage may vary depending on a number of circumstances, such as mergers and acquisitions, changes in market compensation practices, organic expansion of our business, turnover among plan participants and other factors, some of which cannot be presently anticipated.

We believe the terms of the 2006 Equity Incentive Plan are beneficial to shareholders for a number of reasons:

- The plan prohibits repricing without shareholder approval;
- The plan prohibits reload options;
- The plan requires options to be priced at fair market value on the grant date;
- The requested number of authorized shares covers a relatively short expected duration, which:
  - minimizes undesirable consequences of share "overhang" (the total number of shares related to options and other equity awards granted but not exercised, plus shares available for grant, in relation to the total number of shares outstanding); and
  - gives shareholders the right to approve or reject future plans in the near term to prevent undesirable dilution or excessive share overhang;
- The deauthorization of shares available for future grants under the Existing Plans reduces share overhang and dilution;
- The flexible nature of the plan gives us the ability to respond to market trends by enabling us to grant a wide variety of awards and adjust the mix of awards between option and restricted stock;
- The plan does not include liberal share recycling provisions;
- The plan does not allow the regrant of shares that are used for tax withholding or awards that are settled in cash; and
- Awards of stock appreciation rights, restricted stock, restricted stock units, deferred stock units and stock cannot exceed 667,000 shares of the 2,000,000 authorized shares.

Description of Plan

The following is a summary description of the 2006 Equity Incentive Plan. The full text of the plan is attached as Annex A to this proxy statement, and the following description is qualified in its entirety by reference to the plan.

Plan Term. The plan will become effective upon approval by our shareholders. Under the plan, no Incentive Stock Options may be granted after the tenth anniversary of the date the plan becomes effective. Other awards can continue to be made until all available shares have been used.

Shares Authorized. The plan authorizes the issuance of 2,000,000 shares our Class A Common Stock (as that class may be renamed or redesignated). Awards of stock appreciation rights, restricted stock, restricted stock units, deferred stock units and stock cannot exceed 667,000 shares of the 2,000,000 authorized shares. The number of shares available for issuance under the plan will not be reduced for awards which are cancelled, or which expire or are forfeited, but will be reduced by the portion of awards settled in cash or withheld in connection with the exercise or settlement of an award (e.g., tax withholding). Net share counting will not be used to determine the number of shares available for awards. In addition, shares tendered in connection with the exercise of an award will not affect the number of shares available for issuance under the plan.

Eligibility. Our employees, prospective employees, directors or advisors and those of our affiliates selected by the committee (as described below) are eligible to become participants in the plan. Currently, we have approximately 9,600 employees and nine directors eligible for awards under the plan.

Award Types. The committee may grant awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares, performance units, stock awards, or any other stock-based award.

Individual Award Limits. Subject to certain anti-dilution and other adjustments, no employee may be granted in any calendar year awards covering more than 250,000 shares. In addition, the maximum amount payable to a participant under the plan for performance units cannot exceed $3,500,000 in any calendar year.

Administration. The plan is administered by the Compensation Committee of our Board of Directors or another committee of two or more directors established by the Board of Directors from time to time (the committee). Under stock exchange rules, members of the committee are required to satisfy the exchange's standards for independence, subject to certain narrow exceptions. Subject to the provisions of the plan, the committee has the power:

- to prescribe, amend and rescind rules and regulations relating to the plan and to define terms not otherwise defined therein;
- to determine which persons are eligible to participate, to which of such participants, if any, awards shall be granted and the timing of any such awards;
- to grant awards to participants and determine the terms and conditions thereof, including the number of shares subject to awards and the exercise or purchase price of such shares and the circumstances under which awards become exercisable or vested or are forfeited or expire;
- to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any award;
- to prescribe and amend the terms of the agreements or other communications evidencing awards made under the plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to us by participants under the plan;
- to determine whether, and the extent to which, adjustments are required as a result of any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off or dividend (other than regular, quarterly cash dividends);
- to interpret and construe the plan, any rules and regulations under the plan and the terms and conditions of any award granted thereunder, and to make exceptions to any such provisions in good faith and for our benefit; and
- to make all other determinations deemed necessary or advisable for the administration of the plan.

Stock Options. Stock options may be granted as non-qualified stock options or incentive stock options, and must be granted at a price no lower than the fair market value of the stock on the day of grant. Stock options may be exercised during a period of time fixed by the committee, except that no incentive stock option may be exercised more than ten years after the day it is granted. Otherwise, the committee has discretion to determine the number of shares subject to an option (subject to the plan's stated limits), the vesting, expiration and forfeiture provisions for options, the restrictions on transferability of an option, and any other terms and conditions otherwise consistent with the plan. The exercise price of an option may be paid through various means acceptable to the committee, including in cash or, to the extent allowed by the committee, by delivering (either physically or by attestation) previously owned shares or by delivering to the company the proceeds of shares of the company's stock issuable under an option. The plan prohibits repricing stock options without shareholder approval and prohibits granting stock options that include a reload feature. (When an option with this feature is exercised using shares of our common stock to pay the option exercise price, the participant receives a reload option to purchase the number of shares of common stock equal to the number of whole shares used by the participant to pay the purchase price of the original option.)

Stock Appreciation Rights. A stock appreciation right entitles a participant to receive a payment, in cash, common stock, or a combination of both, in an amount equal to the difference between the fair market value of the stock at the time of exercise and the exercise price of the award, which may not be lower than the fair market value of our common stock on the day of grant. Stock appreciation rights may be exercised during the period of time after the grant date fixed by the committee. Stock appreciation rights may be granted either in tandem with, or as a component of, other awards granted under the plan, or not in conjunction with other awards and may, but need not, relate to a specific option. Stock appreciation rights are generally subject to the same terms and limitations as options or, when granted in tandem with other awards, to the same terms as those other awards. Stock appreciation rights cannot be repriced without shareholder approval.

Restricted Stock, Restricted Stock Units, Deferred Stock Units and Stock Awards. An award of restricted stock consists of a specified number of shares of our common stock that are subject to restrictions on transfer, conditions of forfeiture, and any other terms and conditions for periods determined by the committee. Prior to the termination of the restrictions, a participant may vote and receive dividends on the restricted stock but may not sell or otherwise transfer the shares. The committee may also make stock awards of common stock without restrictions.

An award of restricted stock units entitles a participant to receive a specified number of shares of common stock upon the expiration of a stated vesting period. It may also include the right to dividend equivalents, if and as so determined by the committee. Unless the committee determines otherwise, once a restricted stock unit vests, the shares of common stock specified in the award will be issued to the participant. A participant who has been awarded restricted stock unit may not vote the shares of common stock subject to the units until the shares are issued. Until the vesting period applicable to a restricted stock unit award expires and the shares are issued, the participant also may not transfer or encumber any interest in the restricted stock unit or in any related dividend equivalents.

An award of deferred stock units entitles a participant to receive a specified number of shares of common stock at a specified time in the future. It may also include the right to dividend equivalents, if and as so determined by the committee. Unless the committee determines otherwise, at the specified future time, the shares of common stock specified in the award will be issued to the participant. A participant who has been awarded deferred stock unit may not vote the shares of common stock subject to the units until the shares are issued. Until the shares are issued, the participant also may not transfer or encumber any interest in the deferred stock unit or in any related dividend equivalents. The committee has discretion to determine the terms of any award of restricted stock, restricted stock unit, or deferred stock unit including the number of shares subject to the award (subject to the plan's stated limits), and the minimum period, if any, over which the award may vest.

Performance Shares and Performance Units. A grant of performance shares or performance units entitles a participant to receive cash, common stock (which may be in the form of restricted stock or restricted stock unit), or a combination of both, based on the degree of achievement of pre-established performance targets over a performance cycle determined by the committee. The committee has discretion to determine the terms of any award of performance shares or performance units, including the maximum amount payable (subject to the plan's stated limits), the performance period, performance criteria (which may be based on financial and/or operational performance and/or personal performance evaluations) and level of achievement versus these criteria, the timing of any payment, restrictions on an award of performance shares or performance units prior to actual payment, forfeiture provisions, and any other terms and conditions consistent with the plan. The committee may specify that all or a portion of an award of performance shares or performance units is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code using "qualifying performance criteria" described below.

Qualifying Performance Criteria. The committee may establish performance criteria and the level of achievement versus such criteria that determines the number of shares of common stock to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award, which criteria may be based on qualifying performance criteria or other standards of financial performance and/or personal performance evaluations. In addition, the committee may specify a percentage of an award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for any portion of an award that is intended by the committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more qualifying performance criteria selected by the committee and specified at the time the award is granted. Notwithstanding satisfaction of any performance goals, the number of shares issued under or the amount paid under an award may be reduced by the committee on the basis of such further considerations as the committee in its sole discretion shall determine.

Qualifying performance criteria will be any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to a previous year's results or to a designated comparison group, in each case as specified by the committee in the award: (a) cash flow, (b) earnings per share of the company, (c) earnings before interest, taxes and amortization, (d) share price performance, (e) return on capital, (f) return on assets or net assets, (g) revenue, (h) net earnings or net income, (i) operating income or net operating income, (j) operating profit or net operating profit, (k) operating margin or profit margin, (l) return on operating revenue, (m) return on invested capital, (n) market segment share, (o) brand recognition/acceptance, (p) customer satisfaction, (q) return on equity, or (r) total shareholder return. The committee may appropriately adjust any evaluation of performance under a qualifying performance criteria to exclude any of the following events that occurs during a performance cycle: (i) asset write-down, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in or under provisions under tax laws, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganizations or restructuring programs, and (v) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year. Any qualifying performance criteria must be objectively determinable, must be established by the committee while the outcome for the performance cycle is substantially uncertain and while no more than 90 days, or if less, 25% of the number of days in the performance cycle have passed, and must otherwise meet the requirements of Section 162(m) of the Code.

Transferability. Awards are not transferable or assignable unless provided otherwise by the committee. The committee may grant or amend an award to allow transfer or assignment to certain family members and in other limited circumstances.

Amendment and Termination. Our Board of Directors or the committee may modify, suspend, or terminate the plan, but may not, without the prior approval of our shareholders, make any change to the plan that increases the total amount of common stock which may be awarded (except to reflect changes in capitalization), increases the individual maximum award limits (except to reflect changes in capitalization), changes the class of persons eligible to participate, reduces the exercise price of outstanding stock options or stock appreciation rights, or otherwise amends the plan in any manner requiring shareholder approval by law or under the applicable exchange listing requirements.

International Participants. The committee has the authority to adjust the terms of the plan or awards to participants who reside or work outside the United States and who are not Named Executive Officers in order to conform to local law or to obtain any favorable tax treatment for the participant or the company or an affiliate.

Miscellaneous. On September 29, 2006, the closing market price of a share of our Class A Common Stock was $36.43. No stock option awards are outstanding under the 2006 Equity Incentive Plan.

Information about options granted in 2005 under the Existing Plans to the Chief Executive Officer and the four other most highly compensated executive officers can be found in the table under the heading "Option Grants in Last Fiscal Year" on page 7 of this proxy statement. In FY 2006, options covering 62,102 shares were granted to current executive officers as a group under the Existing Plans, and options covering 217,413 shares were granted under the Existing Plans to all employees (excluding executive officers) as a group.

Additional information about the plan and the Existing Plans pursuant to which awards in the form of shares of our common stock may be made to directors and employees is provided under "Equity Compensation Plan Information" on page 15 of this proxy statement.

No information can be provided with respect to options or awards that may be granted in the future under the plan. Such awards are within the discretion of the committee. The committee has not determined future awards or who might receive them.

Certain Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the plan is intended to be a summary of applicable federal law as currently in effect. Foreign, state and local tax consequences may differ and may be amended or interpreted differently during the term of the plan or of awards granted thereunder. Because the federal income tax rules governing awards and related payments are complex and subject to frequent change, award holders are advised to consult their individual tax advisors.

Non-Qualified Stock Options. A participant who is granted a non-qualified stock option will not recognize income and we will not be allowed a deduction at the time the option is granted. When a participant exercises a non-qualified stock option, the difference between the exercise price and any higher market value of the stock on the date of exercise (the "stock option gains") will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to the company or a subsidiary. The company or a subsidiary is obligated to report and (if the participant is or was an employee) withhold on the amount of ordinary income. The capital gain holding period of the shares acquired will begin one day after the date the stock option is exercised. When a participant disposes of shares acquired by the exercise of the option, any amount received that is more than the fair market value of the shares on the exercise date will be treated as short-term or long-term capital gain, depending upon the holding period of the shares. If the amount received is less than the market value of the shares on the exercise date, the loss will be treated as short-term or long-term capital loss, depending upon the holding period of the shares.

Incentive Stock Options. Only employees can be issued incentive stock options. An employee who is granted an incentive stock option also will not recognize income and the company will not be allowed a deduction at the time the option is granted. When a participant exercises an incentive stock option while employed by the company or a subsidiary or within the three-month period (one-year period, in the case of disability) after his or her employment ends, the participant will not recognize any ordinary income at that time. However, any excess of the fair market value of the shares acquired by such exercise over the exercise price will be an item of tax preference for purposes of any federal alternative minimum tax applicable to individuals. If the shares acquired upon exercise are disposed of more than two years after the date of grant and one year after the date of transfer of the shares to the participant ("statutory holding periods"), any sale proceeds that exceed the total exercise price of these shares will be long-term capital gain. Except in the event of the optionee's death, if the shares are disposed of prior to the expiration of the statutory holding periods (a "Disqualifying Disposition"), generally, the amount by which the fair market value of the shares at the time of exercise exceeds the total exercise price will be ordinary income. If a Disqualifying Disposition occurs, we will be entitled to a federal tax deduction for a similar amount.

Stock Appreciation Rights. The grant of a stock appreciation right payable is generally not a taxable event for a participant. Upon exercise of the appreciation right, the participant will generally recognize ordinary income equal to the fair market value of any shares or cash received. We will be entitled to a tax deduction at the same time for the same amount and will be obligated to report and (if the participant is or was an employee) withhold on that amount. The participant's subsequent sale of any shares received generally will give rise to capital gain or loss equal to the difference between the sale price and the ordinary income recognized when the participant received the shares, and these capital gains (or losses) will be treated as short-term or long-term capital gains (or losses), depending upon the holding period of the shares.

Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Shares and Stock Awards. Grantees of restricted stock, performance shares or stock awards (to the extent such stock awards are unvested at the time of grant) do not recognize income at the time of the grant of such awards. Grantees of restricted stock units and deferred stock units also do not recognize income at the time of the grant of the awards. However, when the award vests (for restricted stock, performance shares or stock awards) or is paid (for restricted stock units or deferred stock units), the grantee generally recognizes ordinary income in an amount equal to the fair market value of the stock at such time. We will receive a corresponding deduction and will be required to report and (if the participant is or was an employee) withhold at that time.

A participant could, within 30 days after the date of an award of restricted stock, performance shares or stock awards (but not an award of restricted stock units or deferred stock units), elect to report compensation income for the tax year in which the award occurs. If the participant makes such an election, the amount of compensation income would be the value of the award at the time of grant. Any later appreciation in the value of the award would be treated as capital gain and realized only upon the sale of the stock subject to the award. If, however, the award is forfeited after the participant makes such an election, the participant would not be allowed any deduction for the amount earlier taken into income. Upon the sale of shares subject to the award, a participant would realize capital gain (or loss) in the amount of the difference between the sale price and the value of the shares previously reported by the participant as compensation income. We would receive a deduction at the time and in the amount of the compensation income included by the participant. We would also be required to report and (if the participant is or was an employee) withhold on that compensation income.

Performance Units. A participant will not have taxable income upon the grant of a contingent right to a performance unit. Rather, taxation will be postponed until the performance unit becomes payable. At that time, the participant will recognize ordinary income equal to the value of the amount then payable. We would receive a deduction at the time and in the amount of the compensation income included by the participant. We would also be required to report and (if the participant is or was an employee) withhold on that compensation income.

Tax Withholding. In connection with awards under the plan, the company may withhold from any cash otherwise payable to a participant or require a participant to remit to the company an amount sufficient to satisfy federal, state, local and foreign withholding taxes. Tax withholding obligations could be satisfied by withholding shares to be received upon exercise of an option or stock appreciation right, the vesting of restricted stock, performance share or stock award, or the payment of a restricted stock unit, deferred stock unit, or performance unit or by delivery to the company of previously owned shares of common stock subject to certain holding period requirements.

Company Deduction and Section 162(m). For the individual serving as our chief executive officer at the end of the taxable year and for the individuals serving as officers of the company or a subsidiary at the end of such year who are among the four highest compensated officers (other than the chief executive officer) for proxy reporting purposes (the "named executive officers"), Section 162(m) of the Code limits the amount of compensation otherwise deductible by us and our subsidiaries for such year to $1,000,000 for each such individual, except to the extent that such compensation is "performance-based compensation." We expect that non-qualified stock options, incentive stock options and stock appreciation rights should qualify as performance-based compensation. The committee may establish performance conditions and other terms with respect to grants of restricted stock, restricted stock units, performance shares and performance units in order to qualify such grants as performance-based compensation for purposes of Section 162(m) of the Code. At the time of grant, the committee will determine the extent to which such grant will be performance-based compensation for purposes of Section 162(m) of the Code. In addition, the committee will certify the extent to which the qualifying performance criteria have been satisfied before any payment is made that is intended to qualify as performance-based compensation.

Important Disclaimer Regarding Tax Advice Under Treasury Circular 230. *The tax discussion set forth in this proxy statement is intended only as a general guide to the possible tax consequences of incentive issued under the plan. Such tax discussion set forth is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer. Each recipient of awards under the plan should seek tax advice based on such recipient's particular circumstances from an independent tax advisor.*

Equity Compensation Plan Information

The following table sets forth certain information as of July 1, 2006 with respect to equity compensation plans under which securities are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options (A)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders[2]:			
Employee Plans[1]	1,305,016	$35.94	1,039,296
1996 Directors' Stock Option Plan[3]	59,000	35.72	22,000
Total	1,364,016	$35.84	1,061,296
Equity compensation plans not approved by stockholders:			
None			
Total	1,364,016	$35.84	1,061,296

[1] Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

[2] See Note 6 to the audited financial statements included in our Annual Report on Form 10-K for the year ended July 1, 2006 for a brief description of the referenced plans.

[3] Does not include rights to 1,300 restricted stock units issued under a deferred compensation plan whereby directors have the option to forgo cash payments and instead receive shares of our Class A Common Stock when the director leaves our board.

To approve an amendment to our Amended and Restated Bylaws to require a majority of the voting power of the issued and outstanding shares and to clarify authority to adjourn meetings when a quorum is not present

Our Board of Directors recommends shareholder approval of an amendment to our Amended and Restated Bylaws that would increase the quorum requirement for meetings of our shareholders to a majority of the voting power of our issued and outstanding shares entitled to vote, whether represented in person or by proxy at shareholder meetings. In addition, the proposed amendment would clarify the existing authority granted to shareholders under our current Bylaws to adjourn a shareholder meeting if a quorum is not present. The text of the proposed amendment to our Amended and Restated Bylaws is attached as Annex B to this proxy statement, with deletions indicated by strikethroughs and additions indicated by underlining.

Our Amended and Restated Bylaws currently provide that the requisite quorum for shareholder meetings is one-third (1/3) of our issued and outstanding shares entitled to vote, whether represented in person or by proxy at the meeting. If the proposed Bylaw amendment is approved, the quorum requirement for shareholder meetings would change with respect to future shareholders meetings to a majority of the voting power of our issued and outstanding shares entitled to vote, whether represented in person or by proxy.

Our Amended and Restated Bylaws also currently provide that shareholders may adjourn a shareholder meeting when a quorum is not present or represented in person or by proxy. The proposed Bylaw amendment does not change this authority of the shareholders to adjourn a shareholder meeting, but merely clarifies the text of the Bylaws concerning this right in connection with the other proposed changes regarding quorum requirements.

Reasons For and Effect of Increase in Shareholder Meeting Quorum Requirement

The Corporate Governance Committee of our Board of Directors and the entire board itself examined the arguments for and against the change in the quorum requirement for shareholder meetings. The Corporate Governance Committee and the board determined that governance is improved with this proposed change to our Bylaws and it is in the best interest of the company and our shareholders because it would make it more difficult for a minority of shareholders to propose and pass proposals not voted on by at least a majority of the voting power of shares issued and outstanding. Based on research, the Corporate Governance Committee and the board also believe that public companies typically have majority quorum requirements in their bylaws. As a result, the Corporate Governance Committee and the board unanimously determined that providing for a majority quorum will be an effective way to further enhance the company's overall governance posture.

Anti-Takeover Effects of Increase in Shareholder Meeting Quorum Requirement

Companies will sometimes increase the quorum requirements for shareholder meetings as a defensive measure to fend off hostile offers. This proposal is not part of a plan by management to adopt a series of anti-takeover amendments and we do not presently intend to propose other anti-takeover measures in future proxy solicitations.

Our Board of Directors believes that the benefit of increasing the quorum requirement to a majority of the voting power outweighs any disadvantages. To the extent that the amendment may have anti-takeover effects, it may encourage persons seeking to acquire the company to negotiate directly with our board, thus enabling the board to consider the proposed transaction in a manner that best serves the overall interests of our shareholders.

Other Provisions of the Company's Articles of Incorporation and Bylaws That Have Anti-Takeover Effects

The following is a brief summary of certain other provisions set forth in Articles of Incorporation and our Bylaws, in each case, as amended, which may have anti-takeover effects:

Provision	Anti-Takeover Effect
Articles of Incorporation	
Article V, paragraph (c), provides that shareholders of the company are not entitled to cumulative voting.	Eliminates the right of a shareholder to cumulate votes in the election of directors, thereby limiting the ability of a shareholder to change the composition of our Board of Directors.
Article VI, paragraphs (a) and (c), provide that increases or decreases in the number of directors and removal of directors, with or without cause, must be approved by the holders of at least 80% of the voting power of our outstanding capital stock.	Limits or eliminates the ability of a potential acquirer from gaining influence at the board level until the next shareholder meeting called for purposes of electing directors. Limits the ability of shareholders to remove directors outside of a meeting called for purposes of electing directors.
Article VI, paragraph (b), provides for three classes of directors on the board and establishes staggered elections for directors.	Limits the ability of a potential acquirer or shareholder favoring a change of control from acting quickly to change the composition of our Board of Directors.
Article VI, paragraph (d), provides that vacancies on our Board of Directors may be filled by the vote of a majority of directors.	Limits or eliminates the ability of a potential acquirer from gaining influence at the board level until the next shareholder meeting called for purposes of electing directors.
Article VIII, paragraphs (a) and (b), provide that, unless approved by 70% of the members of the board who were duly elected prior to the time a related person became a beneficial owner of 5% or more of our outstanding shares entitled to vote in the election of directors, approval by the holders of at least 80% of the voting power of our outstanding capital stock is required for the following transactions: (i) merger or consolidation with a related person; (ii) sale of all or substantially all of our assets with a related person; (iii) issuance or transfer by the company of voting securities in exchange for the securities or assets of the related person; (iv) adopt a plan for dissolution of the company; or (v) amend Article VIII.	Limits the ability of a potential acquirer or shareholder from effecting the designated transactions until such time as the requisite threshold approval is obtained from the shareholders or our board. These provisions may discourage potential transactions by making such transactions more difficult to implement.
Article VIII, paragraph (e), provides that approval by the holders of at least 80% of the voting power of our outstanding capital stock is required to amend Article VI (regarding classified directors and other matters) or paragraph (e) of Article VIII.	Limits the ability of shareholders to effect changes to our Articles of Incorporation quickly with a simple majority vote.
Bylaws	
Section 8 provides that special meetings of our shareholders may be called by the President and shareholders owning at least 10% of the voting power of our outstanding stock. Notwithstanding, a special meeting for the purposes of facilitating or effecting a business combination, including any action to change or otherwise affect the composition of our board for that purpose, must be called by at least 25% of the voting power of all shares entitled to vote.	Limits the ability of a potential acquirer or shareholder favoring a change of control from acting quickly to change the composition of the board.
Section 11 provides that shareholders seeking to bring business before an annual meeting of the shareholders must provide written notice of their proposal to our Secretary not less than 120 days in advance of the date that our proxy statement is to be released to its shareholders.	Limits the ability of shareholders to bring matters before an annual meeting.
Sections 12, 13, 14 and 15 provide substantially the same provisions as Article VI, paragraphs (a), (b), (c) and (d), of our Articles of Incorporation.	See description of anti-takeover effects above.
Section 44 provides that no amendment concerning a change in the time or place for election of directors may be adopted within 60 days prior to the day of such election and that approval by the holders of at least 80% of the voting power of the company entitled to vote is required to amend the following provisions of the Bylaws: (i) fixing the number of directors or their classifications, qualifications or terms of office; or (ii) removing directors or filling vacancies on the board; or (iii) amending this Section.	Limits the ability of shareholders to change the time or place of the election of directors and limits their ability to effect the identified changes to the Bylaws quickly with a simple majority vote.

To Ratify the Appointment of Independent Auditors

Our Board of Directors and management are committed to the quality, integrity and transparency of the financial reports. Independent auditors play an important part in our system of financial control. In accordance with the duties set forth in its written charter (a copy of which is attached as Annex C to this proxy statement), the Audit Committee of our Board of Directors has appointed Ernst & Young LLP as our independent auditors for the 2007 fiscal year. A representative of Ernst & Young LLP will attend this year's annual meeting and will be available to respond to appropriate questions from shareholders, and also will have the opportunity to make a statement if he or she desires to do so.

If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee may reconsider its selection, but is not required to do so. Notwithstanding the proposed ratification of the appointment of Ernst & Young LLP by the shareholders, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year without notice to, or the consent of, the shareholders, if the Audit Committee determines that such a change would be in our best interests and the best interests of our shareholders.

Fees Billed to Company by Auditors:

Set forth below are the fees billed by Ernst & Young LLP for the fiscal years ended July 1, 2006 and July 2, 2005:

	Fiscal Year Ended July 1, 2006	Fiscal Year Ended June 2, 2005
Audit Fees[1]	**$628,700**	$ 595,000
Audit Related Fees[2]	**61,792**	70,251
Tax Fees	**182,712[3]**	306,441[4]
All Other Fees	**—**	—
Total	**$873,204**	$ 971,692

[1] Represents amounts related to the audit of our annual consolidated financial statements and the review of our consolidated financial statements included in our quarterly reports on Form 10-Q. For fiscal 2006 and 2005, this amount also includes fees for an internal control review pursuant to Section 404 of the Sarbanes Oxley Act of 2002.

[2] Represents amounts reasonably related to the performance of the audit or review of our consolidated financial statements which are not reported under the Audit Fees category.

[3] Represents $158,387 related to tax compliance services and $24,325 related to tax planning services.

[4] Represents $276,441 related to tax compliance services and $30,000 related to tax planning services.

The Audit Committee of our Board of Directors has reviewed the services described in footnotes (2) and (3) above provided by Ernst & Young LLP as well as the amounts billed for such services, and after consideration has determined that the receipt of these fees by Ernst & Young LLP is compatible with the provision of independent audit services. The Audit Committee has discussed these services and fees with Ernst & Young LLP and management to determine that they are appropriate under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002, as well as under guidelines of the American Institute of Certified Public Accountants.

Pre-Approval Policy

All services performed by Ernst & Young LLP have been pre-approved in accordance with the Audit Committee charter. The charter provides that all audit and non-audit accounting services that are permitted to be performed by our independent accountant under applicable rules and regulations must be pre-approved by the Audit Committee or by designated independent members of the Audit Committee, other than with respect to de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act of 2002.

Prior to or as soon as practicable following the beginning of each fiscal year, a description of audit, audit-related, tax, and other services expected to be performed by Ernst & Young LLP in the following fiscal year is presented to the Audit Committee for approval. Following such approval, any requests for audit, audit-related, tax, and other services not presented and pre-approved must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, may be delegated to one or more members of the Audit Committee who are independent directors. In the event such authority is so delegated, the full Audit Committee must be updated at the next regularly scheduled meeting with respect to any services that were granted specific pre-approval by delegation. During the fiscal year 2006 the Audit Committee has functioned in conformance with these procedures.

OTHER MATTERS

Board of Directors and Committees

Board of Directors

Our Board of Directors held six meetings during fiscal 2006, five of which were held in person and one of which was conducted via telephone, and it took one action by written consent. We have established certain committees of our Board of Directors, as follows: an Audit Committee, a Compensation Committee and a Corporate Governance Committee. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the committees of the board on which such director served during the 2006 fiscal year. On August 25, 2005, the Board of Directors created the position of Presiding Director and elected Mr. M. Lenny Pippin to serve in that capacity. Chosen from among the board's independent directors, the Presiding Director's primary responsibility is to ensure that the board functions independently of management and that proper communication is maintained among management and the board's independent directors.

Director Attendance at Annual Meetings of Shareholders

We do not have a formal policy with respect to attendance by board members at the annual meeting of shareholders, but all directors are encouraged to attend, and we attempt to coordinate scheduling of our annual meeting of shareholders to accommodate attendance by directors. All of our directors attended our fiscal 2005 annual meeting of shareholders.

Independence

With the exception of Mr. Marcantonio, all of the members of our Board of Directors are independent within the meaning of applicable Nasdaq and SEC rules.

Corporate Governance Committee

We have established a Corporate Governance Committee of the Board of Directors comprised solely of "independent directors" (as defined by applicable rules and regulations of the Securities Exchange Commission, Nasdaq and other relevant regulatory bodies), at least one of whom also serves on the Compensation Committee of the board. The primary role of the Corporate Governance Committee is to monitor the effectiveness of the board in carrying out certain responsibilities, and to review annually the performance of the Company's Chief Executive Officer and the operation of the full Board of Directors (including its Chair and its various committees). In addition, the Corporate Governance Committee presents qualified director candidates to the full board and considers qualified nominees recommended by shareholders.

The Corporate Governance Committee, which presently consists of Chair M. Lenny Pippin, Messrs. Baszucki and Bronson held five meetings during fiscal 2006, all of which were held in person, and did not take action by written consent. The report of the Corporate Governance Committee appears below. Our Board of Directors has adopted a written charter for the Corporate Governance Committee, a copy of which is available at our website at http://www.gkservices.com.

Audit Committee

We have established an Audit Committee of the Board of Directors which assists the Board of Directors in fulfilling certain oversight responsibilities and consists solely of independent directors. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors, a copy of which is available at our website at http://www.gkservices.com and is attached as Annex C hereto. As set forth in the charter, the primary responsibilities of the Audit Committee include: (i) serving as an independent and objective party to monitor our financial reporting process and internal control system; (ii) reviewing and appraising the audit efforts of our independent auditors and internal audit department; and (iii) providing an open avenue of communication among the independent auditors, financial and senior management, the internal audit department, and our Board of Directors. The charter also requires that the Audit Committee appoint our independent auditors and review and pre-approve the performance of all audit and non-audit accounting services to be performed by our independent auditors, other than services falling within the de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act of 2002.

The Audit Committee, which presently consists of Chair Alice M. Richter and Messrs. Allen and Mrozek, held nine meetings during fiscal 2006, four of which were held in person and five of which were conducted via telephone, and did not take action by written consent. The Audit Committee met and held discussions with financial management and representatives from Ernst & Young LLP prior to the public release of earnings information for each of our completed fiscal periods, and prior to each quarterly report on Form 10-Q and annual report on Form 10-K being filed with the Securities and Exchange Commission.

Our Board of Directors has determined that at least one member of the Audit Committee, Ms. Richter, is an "Audit Committee Financial Expert" as that term is defined in Item 401(h)(2) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. In addition, each member of the Audit Committee (including Ms. Richter) is an "independent director," as such term is defined in Rule 4200(a)(15) of Nasdaq's listing standards, and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended. Our Board of Directors has also determined that each of the Audit Committee members is able to read and understand fundamental financial statements and that at least one member of the Audit Committee has past employment experience in finance or accounting.

Compensation Committee

The Company's Compensation Committee, which presently consists of Chair Wayne M. Fortun and Messrs. Bronson and Doyle, held seven meetings during fiscal 2006, all but one of which was held in person, and took no action by written consent. All members of the Compensation Committee are independent directors within the meaning of Nasdaq's Rule 4200(a)(15). The Compensation Committee reviews our remuneration policies and practices and makes recommendations to our board in connection with all compensation matters affecting our executive officers. Our Board of Directors has adopted a written charter for the Compensation Committee, a copy of which is available at our website at http://www.gkservices.com.

Ability of Shareholders to Communicate with the Company's Board of Directors

We have established means for shareholders and others to communicate with our Board of Directors. If a shareholder wishes to address a matter regarding our financial statements, accounting practices or internal controls, the matter should be submitted in writing addressed to the Chair of the Audit Committee in care of the Corporate Secretary at our headquarters address. If the matter relates to our governance practices, business ethics or corporate conduct, it should be submitted in writing addressed to the Chair of the Corporate Governance Committee in care of the Corporate Secretary at our headquarters address. If a shareholder is unsure where to direct a communication, the shareholder may direct it in writing to the Chair of the Board of Directors, or to any one of the independent directors of the Company, in care of the Corporate Secretary at our headquarters address. These shareholder communications will be forwarded by the Corporate Secretary to the appropriate addressee.

Report of the Audit Committee

The Audit Committee has reviewed our audited consolidated financial statements for the last fiscal year, and has discussed them with management and the independent registered public accounting firm.

Specifically, the Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by Independence Standard No. 1, *Independence Discussions with Audit Committees,* as amended, by the Independence Standards Board, and has discussed with the auditors their independence, including a consideration of the compatibility of non-audit services with such independence.

The Audit Committee, based on the review and discussions described above, with management and Ernst & Young LLP, has recommended to our Board of Directors, which adopted this recommendation, that the audited consolidated financial statements be included in our annual report on Form 10-K for the fiscal 2006 for filing with the Securities and Exchange Commission.

As reported:

Alice M. Richter
Michael G. Allen
Ernest J. Mrozek

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Board Compensation Committee Report on Executive Compensation

Compensation Review

Decisions regarding compensation of our executive officers generally have been made by the Compensation Committee of the Board of Directors. During fiscal 2006, the members of the Compensation Committee consisted of Chairman Fortun and Messrs. Bronson, Pippin (until August 25, 2005), and Doyle (elected August 24, 2005).

All decisions by the Compensation Committee relating to the compensation of our executive officers are reviewed by the full board. Pursuant to rules designed to enhance disclosure of our policies toward executive compensation, this report is prepared by the Compensation Committee and addresses our compensation policies for the fiscal year ended July 1, 2006 as they affected our executive officers.

Compensation Philosophy

The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation that integrate pay with our annual objectives and long-term goals, reward for achieving company performance objectives, recognize individual initiative and achievements, and assist us in attracting and retaining highly qualified, experienced executives. Executive compensation is set at levels that the Compensation Committee believes to be competitive with those offered by employers of comparable size, growth and profitability in the Company's industry and in general industry, as well. In setting future compensation levels for our executive officers, the Compensation Committee will consider and act in accordance with the new executive compensation disclosure rules promulgated by the Securities and Exchange Commission.

There are three primary elements in our executive compensation program, each of which is based on individual and company performance: base salary compensation, annual incentive compensation and long-term incentive compensation.

Base salary compensation is based on the potential impact the individual may have on the company, the skills and experience required by the job, comparisons with comparable companies and the performance and potential of the incumbent in the job.

For fiscal 2006, the Named Executive Officers of the company, together with other vice presidents and regional vice presidents, were eligible to receive annual incentive compensation. The Compensation Committee established a targeted incentive opportunity for each executive officer expressed as a percentage of base salary. These target percentages varied by executive officer, ranging from 35% to 75% of base salary; however, larger payments can be earned for exceeding approved financial targets. The annual incentive program is comprised of two financial performance measures, as well as key initiatives tied to individual performance. For our Chairman and Chief Executive Officer, individual performance initiatives were established and measured by the Board of Directors. The Chairman and Chief Executive Officer directed the establishment and measurement of key initiatives for other executives. The two financial performance measures are earnings per share growth and total revenue growth. For both the earnings per share and total revenue growth performance measures, achievement is based on meeting or exceeding operating plans approved by the Board of Directors. The Compensation Committee awarded annual incentive compensation to the Named Executive Officers for fiscal 2006 based on achievement against the above-mentioned performance criteria.

Long-term incentive compensation, pursuant to our 1998 Stock Option and Compensation Plan, of the Chairman and Chief Executive Officer, as well as other executive officers of the Company, is designed to achieve the executive compensation objectives outlined above as well as to align the long-term interests of management with those of the company's shareholders. The Compensation Committee makes recommendations to the board regarding the granting of restricted stock awards and stock option grants to executives and key personnel. Awards vest and options become exercisable based upon criteria established by the Compensation Committee.

Mr. Richard L. Marcantonio served as President and Chief Executive Officer of the company until November 2005 at which time he became Chairman and Chief Executive Officer. The compensation of Mr. Marcantonio during fiscal 2006 was determined by applying a process and philosophy similar to that of other executive officers.

The annualized base salary of Mr. Marcantonio during fiscal 2006 was $625,000. Mr. Marcantonio was eligible to receive annual targeted incentive compensation equal to 75% of base salary for achieving 100% of the established performance objectives, with the opportunity for additional incentive potential for achievements that exceeded targeted performance objectives. Mr. Marcantonio received an incentive award of $617,602 for fiscal 2006. On September 1, 2005, Mr. Marcantonio was awarded an option to acquire 21,000 shares of our common stock at an exercise price of $42.97 (the fair market value of the common stock on the grant date) and received a restricted stock grant of 7,000 shares. The option vests in three equal annual installments beginning on the one-year anniversary of the grant and the restrictions applicable to the restricted stock grant lapse in five equal annual installments beginning on the one-year anniversary of the grant.

Pursuant to the terms of Mr. Marcantonio's employment agreement, we made a $400,000 interest-free loan to Mr. Marcantonio on July 26, 2002. The principal amount of this loan is payable in five annual installments of $80,000 beginning on the first anniversary of the date of the loan, except that we have agreed to forgive half of each installment so long as Mr. Marcantonio continues to be employed by the company. The installment payments are further reduced by the amount of any income tax resulting from such forgiveness and the interest-free nature of the loan. During fiscal 2006, the company forgave $40,000 of this loan and made an additional "gross-up" payment of $17,720 to Mr. Marcantonio to offset the income tax effect of the forgiven portion of the loan. Mr. Marcantonio is current in his installment payments to the company. In addition, Mr. Marcantonio received a payment of $56,434 during fiscal 2006 to cover taxes due on the value of restricted stock that vested in 2006.

Section 162(m) of the Internal Revenue Code generally limits to $1 million the tax deductibility of compensation paid by a public company to its chief executive and four other most highly compensated executive officers. Certain performance-based compensation is not subject to the limitation. While the Compensation Committee considers the deductibility of compensation arrangements as one factor in executive compensation decisions for executives, deductibility is not the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

As reported:

Wayne M. Fortun
John S. Bronson
J. Patrick Doyle

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was during fiscal 2006 an officer, former officer or employee of the company or any of its subsidiaries. No executive officer of the company served as a member of (i) the compensation committee of another entity in which one of the executive officers of such entity served on the compensation committee of our Board of Directors, (ii) the board of directors of another entity in which one of the executive officers of such entity served on the Compensation Committee of our Board of Directors, or (iii) the compensation committee of another entity in which one of the executive officers of such entity served as a member of our board of directors during fiscal 2006.

Report of the Corporate Governance Committee

Composition

The Corporate Governance Committee of our Board of Directors is comprised of three directors, each of whom meets the definition of "independence" set forth in the Nasdaq's corporate governance listing standards. The Corporate Governance Committee has one member in common with the Compensation Committee. The Chair and members of the Corporate Governance Committee are appointed annually by the Board of Directors at the annual organizational meeting of the board.

Responsibilities

The primary role of the Corporate Governance Committee is to monitor the effectiveness of the board in carrying out certain responsibilities, and to review annually the performance of the Company's Chief Executive Officer and the operation of the full Board of Directors (including its Chair and committees). In addition, the Corporate Governance Committee presents qualified director candidates to the full board and considers qualified nominees recommended by shareholders.

More specifically, the Corporate Governance Committee is responsible for monitoring the effectiveness of the Board of Directors of the company in carrying out its responsibilities to:

- represent and protect the interests of shareholders;
- assure appropriate board composition;
- choose a Chief Executive Officer and regularly assess his or her performance;
- assure that succession plans for senior management are developed and implemented;
- provide general advice and counsel to management of the company;
- review and approve strategic plans; and
- have Board meetings that are well organized, focus on strategic issues, encourage open and frank discussion, and provide useful contributions from the Board members.

Consideration of Director Candidates

The Corporate Governance Committee, together with the Chairman of the Board of Directors and other directors, recruits director candidates and presents qualified candidates to the full Board of Directors for consideration. At each annual shareholders' meeting, the Board of Directors proposes to the shareholders a slate of nominees for election or re-election to the board. Shareholders may propose director nominees for consideration by the Corporate Governance Committee by submitting a recommendation in writing to the Chair of the Corporate Governance Committee, in care of the company's Secretary at the company's headquarters address.

Qualified director candidates will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The Corporate Governance Committee will consider each candidate's general business and industry experience, his or her ability to act on behalf of shareholders, overall board diversity, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating board nominees. If the Corporate Governance Committee approves a candidate for further review following an initial screening, the Corporate Governance Committee will establish an interview process for the candidate. Generally, the candidate will meet with at least a majority of the members of the Corporate Governance Committee, along with the Chairman of the Board of Directors and the Company's Chairman and Chief Executive Officer. Contemporaneously with the interview process, the Corporate Governance Committee will conduct a comprehensive conflicts-of-interest assessment of the candidate. The Corporate Governance Committee will consider reports of the interviews and the conflicts-of-interest assessment to determine whether to recommend the candidate to the full Board of Directors. The Corporate Governance Committee will also take into consideration the candidate's personal attributes, including personal integrity, loyalty to the company and concern for its success and welfare, willingness to apply sound and independent business judgment, awareness of a director's vital part in the company's good corporate citizenship and image, time available for meetings and consultation on company matters, and willingness to assume broad, fiduciary responsibility.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct for our Board of Directors and a Code of Ethical Conduct for Senior Executives and Financial Managers. The latter of these codes, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. These codes are posted on our website at http://www.gkservices.com. We intend to promptly disclose on our website amendments to certain provisions of these codes, and any waivers of provisions of these code required to be disclosed under the rules of the SEC or NASDAQ.

The Corporate Governance Committee achieved the goals it set for itself in fiscal 2006 and it remains committed to continuous improvement in the company's corporate governance policies, practices and procedures, using best practices in public corporate environments, and believes that strong corporate governance is a fundamental ingredient to building shareholder value.

As reported:

M. Lenny Pippin
Paul Baszucki
John S. Bronson

Voting Securities and Principal Holders Thereof

The following table sets forth, as of September 18, 2006, the record date for the annual meeting, certain information with regard to the beneficial ownership of our common stock and the voting power resulting from the ownership of such stock by (i) all persons known by us to be the owner, of record or beneficially, of more than 5% of our outstanding common stock, (ii) each of our directors and each of the nominees for election to our Board of Directors, (iii) each Named Executive Officer, and (iv) all executive officers and directors as a group, without regard to whether such persons are also reporting persons for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the address of each of the following persons is 5995 Opus Parkway, Minnetonka, Minnesota 55343.

	Class A Common Stock	
Name of Beneficial Owner(1)	Number of Shares	Percent of Class
Richard L. Marcantonio	188,860[2]	*
Jeffrey L. Wright	65,921[3]	*
Robert G. Wood	45,410[4]	*
David F. Fisher	8,275[5]	*
David M. Miller	8,150	*
Thomas J. Dietz	2,667[6]	*
Michael G. Allen	9,000[7]	*
Paul Baszucki	13,500[8]	*
John S. Bronson	5,000[9]	*
J. Patrick Doyle	3,000[10]	*
Wayne M. Fortun	17,735[11]	*
Ernest J. Mrozek	3,000[12]	*
M. Lenny Pippin	9,000[13]	*
Alice M. Richter	6,000[14]	*
All executive officers and directors as a group (14 persons)	385,518[15]	1.8%
T. Rowe Price Associates, Inc.[16] 100 East Pratt Street Baltimore, MD 21202	2,440,470	11.5%
Dimensional Fund Advisors, Inc.[16] 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	1,196,055	5.6%
Cooke & Bieler LP[16] 1700 Market Street Suite 3222 Philadelphia, PA 19103	1,125,499	5.3%
Barclays Global Investors NA[16] 45 Fremont Street San Francisco, CA 94105	1,064,335	5.0%

* Indicates an amount less than 1%.

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Includes 143,980 shares subject to stock options that are exercisable within the next 60 days.

(3) Includes 41,868 shares subject to stock options that are exercisable within the next 60 days.

(4) Includes 21,278 shares subject to stock options that are exercisable within the next 60 days.

(5) Includes 4,700 shares subject to stock options that are exercisable within the next 60 days.

(6) Includes 1,217 shares subject to stock options that are exercisable within the next 60 days.

(7) Includes 7,500 shares subject to stock options that are exercisable within the next 60 days.

(8) Includes 12,500 shares subject to stock options that are exercisable within the next 60 days.

(9) Includes 4,500 shares subject to stock options that are exercisable within the next 60 days.

(10) Includes 2,500 shares subject to stock options that are exercisable within the next 60 days.

(11) Includes 9,500 shares subject to stock options that are exercisable within the next 60 days.

(12) Includes 2,500 shares subject to stock options that are exercisable within the next 60 days.

(13) Includes 7,500 shares subject to stock options that are exercisable within the next 60 days.

(14) Includes 5,500 shares subject to stock options that are exercisable within the next 60 days.

(15) Includes 57,917 shares subject to stock options that are exercisable within the next 60 days.

(16) Based solely upon the most recent report filed with the Securities and Exchange Commission pursuant to Rule 13f-1 of the Securities Exchange Act of 1934, as amended.

The foregoing footnotes are provided for informational purposes only and each person disclaims beneficial ownership of shares owned by any member of his or her family, or held in trust for any other person, including family members, or held by a family limited partnership or foundation.

Certain Transactions

We are a party to an agreement with Hutchinson Technology Inc., a corporation of which Mr. Fortun serves as President and Chief Executive Officer. Under this agreement, Hutchinson Technology paid us $211,763 during fiscal 2006 in exchange for goods and services rendered.

We are a party to agreements with The Schwan Food Company, a corporation of which Mr. Pippin serves as President and Chief Executive Officer. Under a service agreement, Schwan's paid us $537,999 during fiscal 2006 in exchange for goods and services rendered.

The value of each transaction noted above represents less than one percent of the total annual revenues of each entity. In the opinion of our Board of Directors, our relationships and arrangements with Hutchinson Technology and The Schwan Food Company do not interfere with the exercise of the independent judgment of Messrs. Fortun and Pippin in carrying out their respective responsibilities as a director. In making this determination, our Board of Directors has considered the monetary value of each of these agreements, the nature and extent of the goods and services involved, and the fact that each were entered into at arms length and in the ordinary course of business.

On June 25, 2002, we entered into an Executive Employment Agreement with Richard L. Marcantonio that became effective on July 15, 2002 and under which Mr. Marcantonio currently serves as our Chairman and Chief Executive Officer. Pursuant to this agreement, we agreed to extend a $400,000 interest-free loan to Mr. Marcantonio to help offset certain expenses related to the transition from Mr. Marcantonio's former employment. As contemplated by this agreement, we entered into a loan transaction with Mr. Marcantonio on July 26, 2002. Under the terms of the loan, the principal amount is payable in five annual installments of $80,000 beginning on the first anniversary of the date of the loan, except that we forgive $40,000 of each installment so long as Mr. Marcantonio continues in our employment. The installment payments will further be reduced by the amount of any income tax imposed resulting from the above-referenced forgiveness or the interest-free nature of the loan. Mr. Marcantonio has pledged certain securities to us to secure his repayment obligations. Respective installments of $80,000 became due and payable on each of July 26, 2004, July 26, 2005 and July 26, 2006, and $40,000 of each installment was forgiven by us. Mr. Marcantonio is current in all repayment obligations that have come due under this loan.
Mr. Marcantonio also benefited from additional $17,720 "gross-up" payments made by us to offset the income tax effect of the forgiven portions of each loan installment. The highest principal amount of this loan outstanding during fiscal 2006 was $160,000; as of August 5, 2006, the outstanding principal balance of the loan was $80,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the Nasdaq Global Select Market. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Except with respect to two Form 4 filings made by Mr. Fink, our former Chairman of the Board, and one Form 4 filing made by Mr. Wood, based solely on review of the copies of such forms furnished to the company, or written representations that no Forms 5 were required, we believe that during fiscal 2006, our officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

Proposals of Shareholders for the 2007 Annual Meeting

Rule 14a-8

Any shareholder who desires to submit a proposal for action by the shareholders at the next annual shareholders' meeting, which is the 2007 annual meeting following our 2007 fiscal year, must submit that proposal in writing to our Corporate Secretary at our corporate headquarters by approximately May 31, 2007 to have the proposal included in our proxy statement for that meeting.

Advance Notice Provision

Our Bylaws also have an advance notice procedure that shareholders must comply with to bring business before an annual meeting of shareholders. The advance notice procedure requires that a shareholder interested in presenting a proposal for action at an annual meeting of shareholders must deliver a written notice of the proposal, together with certain specified information relating to such shareholder's stock ownership, identity and other matters, to our Corporate Secretary at least 120 days in advance of the date that our proxy statement was released to shareholders in connection with the previous year, or if the date of the annual meeting has changed by more than 30 days from the date contemplated at the time of the previous years proxy statement, the notice must be received not less than 120 days in advance of the first date that the solicitation was made. We currently contemplate mailing our 2007 proxy statement to its shareholders in early September 2007. Therefore, proposals need to be submitted in accordance with the foregoing by approximately May 31, 2007

Due to the complexity of the respective rights of the shareholders and the company under Rule 14a-8 and the advance notice provision, any shareholder desiring to propose such an action is advised to consult with his or her legal counsel with respect to such rights. We suggest that any such proposal be submitted to the company by certified mail, return receipt requested.

Discretionary Proxy Voting Authority/ Untimely Shareholder Proposals

Rule 14a-4 promulgated under the Securities and Exchange Act of 1934 governs the company's use of its discretionary proxy voting authority with respect to a shareholder proposal that the shareholder has not sought to include in the company's proxy statement. The rule provides that if a proponent of a proposal fails to notify the company prior to the date specified in the company's advance notice provision, management proxies will be allowed to use their discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter.

With respect to the company's next annual shareholders' meeting, if the company is not provided notice of a shareholder proposal, which the shareholder has not previously sought to include in the company's proxy statement, by approximately May 31, 2007, the management proxies will be allowed to use their discretionary authority as outlined above.

Shareholders Sharing an Address

Shareholders sharing an address with another shareholder may receive only one copy of our annual report and proxy materials at that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate annual report or set of proxy materials now or in the future may write us to request a separate copy of these materials from Investor Relations, G&K Services, Inc. 5995 Opus Parkway, Minnetonka, MN 55343, or by calling Investor Relations, at (952) 912-5500. Any shareholders sharing an address with another shareholder can request delivery of a single copy of annual reports or proxy statements if they are receiving multiple copies of annual reports or proxy statements by contacting us as set forth above.

Available Information

A copy of our Form 10-K for the fiscal year ended July 1, 2006, as filed with the SEC, including the financial statements, schedules and list of exhibits, and any exhibit specifically requested, will be furnished without charge to any shareholder upon written request. Please write or call our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5955 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5000. You may also access a copy of our Form 10-K on both our web site at http://www.gkservices.com and the SEC's web site at http://www.sec.gov.

Solicitation

We will bear the cost of preparing, assembling and mailing the proxy, proxy statement, annual report and other material which may be sent to the shareholders in connection with this solicitation. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of stock, in which case they will be reimbursed by us for their expenses in doing so. Proxies are being solicited primarily by mail, but, in addition officers and regular employees of the company may solicit proxies personally, by telephone, by special letter, or via the Internet.

Our Board of Directors does not intend to present to the meeting any other matter not referred to above and does not presently know of any matters that may be presented to the meeting by others. However, if other matters come before the meeting, it is the intent of the persons named in the enclosed proxy to vote the proxy in accordance with their best judgment.

By Order of the Board of Directors
G&K Services, Inc.

David F. Fisher
Vice President, General Counsel and Corporate Secretary

ANNEX A

G&K Services, Inc. 2006 Equity Incentive Plan

1. Purpose.

The purpose of G & K Services, Inc. 2006 Equity Incentive Plan (the "Plan") is to motivate directors, key employees and advisors to produce a superior return to the stockholders of G & K Services, Inc. by offering them an opportunity to participate in stockholder gains, by facilitating stock ownership and by rewarding them for achieving a high level of corporate financial performance. The Plan is also intended to facilitate recruiting and retaining talented executives for key positions by providing an attractive capital accumulation opportunity. The Plan was adopted by the Board (as defined below) on August 23, 2006, subject to the approval of stockholders at the annual meeting of stockholders scheduled for November 16, 2006.

2. Definitions.

2.1. The following terms, whenever used in this Plan, shall have the meanings set forth below:

(a) "Affiliate" means any corporation or limited liability company, a majority of the voting stock or membership interests of which is directly or indirectly owned by the Company, and any partnership or joint venture designated by the Committee in which any such corporation or limited liability company is a partner or joint venturer.

(b) "Award" means a grant made under this Plan in the form of Performance Shares, Restricted Stock, Restricted Stock Units, Options, Performance Units, Stock Appreciation Rights, or Stock Awards.

(c) "Award Agreement" means a written agreement or other communication evidencing the terms and conditions of an Award in the form of either an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or a certificate, notice, term sheet or similar communication.

(d) "Beneficiary" means the person or persons determined in accordance with Section 13.

(e) "Board" means the Board of Directors of the Company.

(f) "Change in Control" means the occurrence of any of the following events:

(i) any "Person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Act") (other than the Company or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the "Beneficial Owner" within the meaning of Rule 13d-3 promulgated under the Act of 30% or more of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors; excluding, however, any circumstance in which such beneficial ownership resulted from any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or by any corporation controlling, controlled by, or under common control with, the Company;

(ii) a change in the composition of the Board since August 23, 2006, (the "Effective Date"), such that the individuals who, as of such date, constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; provided that any individual who becomes a director of the Company subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed a member of the Incumbent Board; and provided further that any individual who was initially elected as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Act, or any other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board shall not be deemed a member of the Incumbent Board;

(iii) a reorganization, recapitalization, merger or consolidation (a "Corporate Transaction") involving the Company, unless securities representing 60% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or the corporation resulting from such Corporate Transaction (or the parent of such corporation) are held subsequent to such transaction by the person or persons who were the beneficial holders of the outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Corporate Transaction, in substantially the same proportion as their ownership immediately prior to such Corporate Transaction; or

PROXY STATEMENT

(iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(h) "Committee" has the meaning set forth in Section 3.

(i) "Company" means G & K Services, Inc., a Minnesota corporation.

(j) "Deferred Stock Units" has the meaning set forth in Section 9.

(k) "Employee" means an individual who is a common law employee (including an officer or director who is also an employee) of the Company or an Affiliate.

(l) "Fair Market Value" means, on a given date, (i) if there should be a public market for the Shares on such date, the price at which a Share was last sold (i.e., closing market price) on the principal United States market for the Shares, or, if no sale of Shares shall have been reported on such principal United States market on such date, then the immediately preceding date on which sales of the Shares have been so reported shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(m) "Incentive Stock Option" means any Option designated as such and granted in accordance with the requirements of Section 422 of the Code.

(n) "Non-Qualified Stock Option" means an Option other than an Incentive Stock Option.

(o) "Option" means a right to purchase Stock awarded under Section 10.

(p) "Other Stock-Based Awards" means Awards granted pursuant to Section 12.

(q) "Participant" means a person described in Section 5 designated by the Committee to receive an Award under the Plan.

(r) "Performance Cycle" means the period of time as specified by the Committee over which Performance Shares or Performance Units are to be earned.

(s) "Performance Shares" means an Award made pursuant to Section 6 which entitles a Participant to receive Shares, their cash equivalent, or a combination thereof, based on the achievement of performance targets during a Performance Cycle.

(t) "Performance Units" means an Award made pursuant to Section 6 which entitles a Participant to receive cash, Stock, or a combination thereof, based on the achievement of performance targets during a Performance Cycle.

(u) "Plan" means this 2006 Equity Incentive Plan, as amended from time to time.

(v) "Qualifying Performance Criteria" has the meaning set forth in Section 16.2.

(w) "Restricted Stock" means Stock granted under Section 7 that is subject to restrictions imposed pursuant to said Section.

(x) "Restricted Stock Unit" means a grant under Section 9 of the right to receive a Share subject to vesting and such other restrictions imposed pursuant to said Section, together with dividend equivalents with respect to such Share if and as so determined by the Committee.

(y) "Share" means a share of Stock.

(z) "Stock" means the Class A Common Stock, $.50 par value per share, of the Company, as such class of Stock may be redesignated or renamed from time to time.

(aa) "Stock Appreciation Right" means a right awarded to a Participant pursuant to Section 11 that entitles the Participant to receive, in cash, Stock or a combination thereof, as determined by the Committee, an amount equal to or otherwise based on the excess of (a) the Fair Market Value of a Share at the time of exercise over (b) the exercise price of the right, as established by the Committee on the date the Award is granted.

(bb) "Stock Award" means an award of Stock granted to a Participant pursuant to Section 8.

(cc) "Term" means the period during which an Option or Stock Appreciation Right may be exercised or the period during which the restrictions placed on a Restricted Stock Unit or Restricted Stock are in effect.

2.2. Gender and Number. Except when otherwise indicated by context, reference to the masculine gender shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

3. Administration.

3.1. Administration of the Plan. The Plan shall be administered by the Compensation Committee of the Board or such other committee selected by the Board and consisting of two or more members of the Board (the "Committee"). Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause

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any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act, or cause an Award not to qualify for treatment as "performance based compensation" under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. The Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Affiliate, and/or to one or more agents.

3.2. Powers of the Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to take all actions that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are eligible to be granted Awards under Section 5, to which of such persons, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions of Awards, including the number of Shares subject to Awards, the exercise or exercise price of such Shares, and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events, or other factors; (iv) to establish and certify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting, and/or ability to retain any Award; (v) to prescribe and amend the terms of Award Agreements or other documents relating to Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 25; (vii) to interpret and construe this Plan, any rules and regulations under this Plan, and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and (viii) to make all other determinations deemed necessary or advisable for the administration of this Plan.

3.3. Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, Beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

4. Shares Available Under the Plan; Limitation on Awards.

4.1. Aggregate Limits. Subject to adjustment as provided in Section 25, the aggregate number of Shares issuable pursuant to all Awards under this Plan shall not exceed 2,000,000 Shares. Awards of Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, and Stock cannot exceed 667,000 Shares of the 2,000,000 Shares authorized. Said amounts may be increased by the number of adjusted Company Shares available for issuance under any equity incentive plan assumed by the Company in connection with a merger or other acquisition but only if and to the extent determined by the Committee in its sole discretion. The Shares issued pursuant to Awards granted under this Plan may consist, in whole or in part, of authorized but unissued Stock or treasury Stock not reserved for any other purpose.

4.2. Issuance of Shares. For purposes of this Section 4, the aggregate number of Shares available for Awards under this Plan at any time shall not be reduced by Shares subject to Awards that have been canceled, expired, or forfeited, but shall be reduced by the portion of Awards settled in cash or withheld in connection with the exercise or settlement of an Award. Net Share counting shall not be used to determine the number of Shares available for Awards, nor shall Shares tendered in connection with the exercise of an Award affect the number of Awards available for issuance under the Plan.

4.3. Tax Code Limits. No Participant may be awarded in any calendar year Awards covering an aggregate of more than 250,000 Shares, which limits shall be calculated and adjusted pursuant to Section 25 only to the extent that such calculation or adjustment will not affect the status of any Award theretofore issued or that may thereafter be issued as "performance based compensation" under Section 162(m) of the Code. The maximum amount payable pursuant to that portion of a Performance Unit granted under this Plan in any calendar year to any Participant that is intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall be a dollar amount not to exceed $5,000,000.

5. Participation.

Participation in the Plan shall be limited to Employees, prospective employees, directors or advisors of the Company or an Affiliate selected by the Committee. Options intending to qualify as Incentive Stock Options may only be granted to Employees of the Company or any subsidiary within the meaning of the Code. Participation is entirely at the discretion of the Committee, and is not automatically continued after an initial period of participation.

and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Committee.

9.2. Vesting and Lapse of Restrictions. The grant, issuance, retention, vesting and/or settlement of Restricted Stock Units shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of Restricted Stock Units subject to continued employment, passage of time and/or such performance criteria as deemed appropriate by the Committee.

9.3. Rights as a Stockholder. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company's stock ledger. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Committee. If an Award of Restricted Stock Units includes dividend equivalents, an amount equal to the dividends that would have been paid if the Restricted Stock Units had been issued and outstanding Shares as of the record date for the dividends shall be paid to the Participant in cash subject to applicable withholding taxes in accordance with the terms of the Award as determined by the Committee, consistent with Section 409A of the Code.

9.4 Termination of Employment. Unless the Committee provides otherwise:

(a) *Due to Death or Disability.* If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director, in either case by reason of the Participant's death or permanent disability, all restrictions on the Restricted Stock Units of the Participant shall lapse in accordance with the terms of the Award as determined by the Committee.

(a) *Due to Reasons Other Than Death or Disability.* For Awards designated Restricted Stock Units by the Committee, if a Participant ceases employment as an Employee or director for any reason other than death or permanent disability, all Restricted Stock Units of the Participant and all rights to receive dividend equivalents thereon shall immediately terminate without notice of any kind and shall be forfeited by the Participant. The forgoing sentence shall not apply to an Award designated as a Deferred Stock Unit by the Committee unless the Committee provides to the contrary in the Award.

10. Options.

The Committee may grant an Option or provide for the grant of an Option, either from time-to-time in the discretion of the Committee or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals (which may include Qualifying Performance Criteria). Except to the extent provided herein, no Participant (or Beneficiary of a deceased Participant) shall have any rights as a stockholder with respect to any Shares subject to an Option granted hereunder until said Shares have been issued. Options granted pursuant to the Plan need not be identical, but each Option must contain and be subject to the terms and conditions set forth below.

10.1. Type of Option; Number of Shares. Each Option shall be evidenced by an Award Agreement identifying the Option represented thereby as an Incentive Stock Option or Non-Qualified Stock Option, as the case may be, and the number of Shares to which the Option applies.

10.2. Exercise Price. The exercise price under each Option shall be established by the Committee and shall not be less than the Fair Market Value of the Shares subject to the Option on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value on the date such Option is granted.

10.3. Exercisability. The Committee shall have the right to make the timing of the ability to exercise any Option subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Committee.

10.4. Exercise Term. Each Option shall have a Term established by the Committee; provided that no Incentive Stock Option shall be exercisable after ten years from the date of grant.

10.5. Payment for Shares. The exercise price of the Shares with respect to which an Option is exercised shall be payable at the time of exercise in accordance with procedures established by the Company. The exercise price of any Option may be paid in cash or, to the extent allowed by the Committee, an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery (either physically or by attestation) of previously-owned Shares, or a combination thereof.

10.6. No Repricing. Other than in connection with a change in the Company's capitalization (as described in Section 25), an Option may not be re-priced without stockholder approval (including canceling previously awarded Options and re-granting them with a lower exercise price). However, the Committee may, at any time or from time to time authorize the Company, in the case of an Option exchange without shareholder approval, and with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards. The Committee may at any time buy from a Participant an Option previously granted with payment in cash, Shares or other consideration, based on such terms and conditions as the Committee and the Participant shall agree.

10.7. No Reload Grants. Stock Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option or stock appreciation right.

10.8. Incentive Stock Options. In the case of an Incentive Stock Option, each Option shall be subject to any terms, conditions and provisions as the Committee determines necessary or desirable in order to qualify the Option as an Incentive Stock Option. Notwithstanding anything to the contrary in this Section 10, in the case of an Incentive Stock Option (a) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a "10% Stockholder"), the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Common Stock on the date of grant, and the Option must expire within a period of not more than five years from the date of grant, and (b) termination of employment will be deemed to occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its subsidiaries. Notwithstanding anything in this Section 10 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and shall be deemed Non-Qualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds $100,000, taking Options into account in the order in which they were granted, and (ii) such Options otherwise remain exercisable but are not exercised within three months of termination of employment (or such other period of time provided in Section 422 of the Code).

10.9. Termination of Employment.

(a) Due to Death or Disability. If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director in either case by reason of death or permanent disability, each outstanding Option shall become exercisable to the extent and for such period or periods determined by the Committee but not beyond the expiration date of said Option. If a Participant dies before exercising all outstanding Options, the outstanding Options shall be exercisable by the Participant's Beneficiary.

(b) Other Than Death or Disability. Unless the Committee provides otherwise, upon any other termination of employment as an Employee or director, all rights of the Participant under this Plan shall immediately terminate without notice of any kind.

11. Stock Appreciation Rights.

11.1. General. An Award of a Stock Appreciation Right shall entitle the Participant, subject to terms and conditions determined by the Committee to receive upon exercise of the right an amount equal to or otherwise based on the excess of (a) the Fair Market Value of a Share at the time of exercise over (b) the exercise price of the right, as established by the Committee on the date the Award is granted. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with, or as a component of, an Option granted under Section 10, other Awards granted under the Plan or stock options granted under any other Company equity compensation plan ("tandem SARs") or without reference to other Awards or stock options ("freestanding SARs"). Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. The Committee may provide that the exercise of a tandem SAR will be in lieu of the exercise of the stock option or Award in connection with which the tandem SAR was granted. A tandem SAR may not be exercised at any time when the per Share Fair Market Value of the Shares to which it relates does not exceed the exercise price of the Option associated with the tandem SAR. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 10, and all tandem SARs shall have the same vesting, exercisability, forfeiture and termination provisions as such Award or stock option to which they relate. Subject to the foregoing sentence and the terms of the Plan, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate.

11.2. Exercise Price. The per Share price for exercise of Stock Appreciation Rights shall be determined by the Committee, but shall be a price that is equal to or greater than 100% of the Fair Market Value of the Shares subject to the Award on the date of grant; provided, however, that the per Share exercise price with respect to a Stock Appreciation Right that is granted in connection with a merger or other acquisition as a substitute or replacement award for stock appreciation rights held by awardees of the acquired entity may be less than 100% of the Fair Market Value on the date such Award is granted.

11.3. No Repricing. Other than in connection with a change in the Company's capitalization (as described in Section 25), a Stock Appreciation Right may not be re-priced without stockholder approval (including canceling previously awarded Stock Appreciation Rights and re-granting them with a lower exercise price). However, the Committee may, at any time or from time to time authorize the Company, in the case of a Stock Appreciation Rights exchange without shareholder approval, and with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards. The Committee may at any time buy from a Participant a Stock Appreciation Right previously granted with payment in cash, Shares or other consideration, based on such terms and conditions as the Committee and the Participant shall agree.

11.4. No Reload Grants. Stock Appreciation Rights shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option or stock appreciation right.

11.5. Termination of Employment.

(a) *Due to Death or Disability.*

(i) If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director, in either case by reason of death or permanent disability, each outstanding freestanding SAR shall become exercisable to the extent and for such period or periods determined by the Committee but not beyond the expiration date of said Stock Appreciation Right.

(ii) If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director, in either case by reason of death or permanent disability, each outstanding tandem SAR shall become exercisable to the extent and for such period or periods determined by the Committee but not beyond the expiration date of said Stock Appreciation Right. If a Participant dies before exercising all tandem SARs, the outstanding tandem SARs shall be exercisable by the Participant's Beneficiary.

(b) *Other Than Death or Disability.* Unless the Committee provides otherwise, upon any other termination of employment as an Employee or director, all rights of the Participant under this Plan shall immediately terminate without notice of any kind.

11.6 Payment. Upon exercise of a Stock Appreciation Right, payment shall be made in the form of cash, Shares or a combination thereof as determined by the Committee at the time the Award is granted. However, notwithstanding any other provisions of this Plan, in no event may the payment (whether in cash or Stock) upon exercise of a Stock Appreciation Right exceed an amount equal to 100% of the Fair Market Value of the Shares subject to the Stock Appreciation Right at the time of grant.

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12. Other Stock-Based Awards.

The Committee, in its sole discretion, may grant or sell Awards of Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares. Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine the number of Shares to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

13. Nontransferability of Rights.

Unless the Committee provides otherwise, (i) no rights under any Award will be assignable or transferable and no Participant or Beneficiary will have any power to anticipate, alienate, dispose of, pledge or encumber any rights under any Award, and (ii) the rights and the benefits of any Award may be exercised and received during the lifetime of the Participant only by the Participant or by the Participant's legal representative. The Participant may, by completing and signing a written beneficiary designation form which is delivered to and accepted by the Company, designate a beneficiary to receive any payment and/or exercise any rights with respect to outstanding Awards upon the Participant's death. If at the time of the Participant's death there is not on file a fully effective beneficiary designation form, or if the designated beneficiary did not survive the Participant, the person or persons surviving at the time of the Participant's death in the first of the following classes of beneficiaries in which there is a survivor, shall have the right to receive any payment and/or exercise any rights with respect to outstanding Awards:

(a) Participant's surviving spouse;

(b) Equally to the Participant's children, except that if any of the Participant's children predecease the Parvticipant but leave descendants surviving, such descendants shall take by right of representation the share their parent would have taken if living;

(c) Participant's surviving parents equally;

(d) Participant's surviving brothers and sisters equally; or

(e) The legal representative of the Participant's estate.

If a person in the class surviving dies before receiving any payment and/or exercising any rights with respect to outstanding Awards (or the person's share of any payment and/or rights in case of more than one person in the class), that person's right to receive any payment and/or exercise any rights with respect to outstanding Awards will lapse and the determination of who will be entitled to receive any payment and/or exercise any rights with respect to outstanding Awards will be determined as if that person predeceased the Participant.

14. Termination of Employment.

14.1. Transfers of employment between the Company and an Affiliate, or between Affiliates, will not constitute termination of employment for purposes of any Award.

14.2. Subject to compliance with applicable law, the Committee may specify whether any authorized leave of absence or absence for military or government service or for any other reasons will constitute a termination of employment for purposes of the Award and the Plan.

15. Change in Control.

In the event of a Change in Control after the Effective Date, the Committee may (subject to Section 25), but shall not be obligated to, (a) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award, (b) cancel Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights, and which for Performance Shares and Performance Units may be determined as if the Performance Cycle ended as of the close of the calendar quarter preceding the consummation of the Corporate Transition, with a pro rata portion of the Award payable based upon the number of completed calendar quarters in the Performance Cycle, (c) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion, or (d) provide that for a period of at least 30 days prior to the Change in Control, Options or Awards shall be exercisable as to all Shares subject thereto and that upon the occurrence of the Change in Control, such Option or Awards shall terminate and be of no further force and effect.

16. Qualifying Performance-Based Compensation.

16.1. General. The Committee may specify that all or a portion of any Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code; provided that the performance criteria for any portion of an Award that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time such Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Shares issued or the amount paid under an Award may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

16.2. Qualifying Performance Criteria. For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Affiliate, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified and determined by the Committee: (a) cash flow, (b) earnings per share of the Company, (c) earnings before interest, taxes and amortization, (d) share price performance, (e) return on capital, (f) return on assets or net assets, (g) revenue, (h) net earnings or net income, (i) operating income or net operating income, (j) operating profit or net operating profit, (k) operating margin or profit margin, (l) return on operating revenue, (m) return on invested capital, (n) market segment share, (o) brand recognition/acceptance, (p) customer satisfaction, (q) return on equity or (r) total stockholder return. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a Performance Cycle: (i) asset write-down, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in or under provisions under tax laws, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganizations or restructuring programs, and (v) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year. Any Qualifying Performance Criteria must be objectively determinable, must be established by the Committee while the outcome for the Performance Cycle is substantially uncertain and while no more than 90 days, or if less, 25 percent of the number of days in the Performance Cycle have passed, and must otherwise meet the requirements of Section 162(m) of the Code.

17. Effective Date of the Plan.

The Plan was adopted by the Board on August 23, 2006, subject to approval of the shareholders of the Company at the next annual meeting. If this Plan is not approved by the shareholders in accordance with Minnesota Statute Section 302A.437, at the next annual meeting, this Plan shall be void. The Plan shall remain available for the grant of Awards until all shares available for grant have been awarded and all Awards have been settled. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

18. Right to Terminate Employment.

Nothing in the Plan shall confer upon any Participant the right to continue in the employment of the Company or any Affiliate or affect any right which the Company or any Affiliate may have to terminate employment of the Participant.

19. Compliance With Laws; Listing and Registration of Shares.

All Awards granted under the Plan (and all issuances of Stock or other securities under the Plan) shall be subject to all applicable laws, rules and regulations, and to the requirement that if at any time the Committee shall determine that the listing, registration or qualification of the Shares covered thereby upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the grant of such Award or the issue or purchase of Shares thereunder, such Award may not be exercised in whole or in part, or the restrictions on such Award shall not lapse, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

20. Conditions and Restrictions Upon Securities Subject to Awards.

The Committee may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any re-sales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, and (c) restrictions as to the use of a specified brokerage firm for such re-sales or other transfers.

21. Withholding Taxes.

The Company or an Affiliate shall be entitled to: (a) withhold and deduct from future wages of a Participant (or from other amounts that may be due and owing to a Participant from the Company or an Affiliate), including all payments under this Plan, or make other arrangements for the collection of (including through the sale of Shares otherwise issuable pursuant to the applicable Award), all legally required amounts necessary to satisfy any and all federal, state, local and foreign withholding and employment-related tax requirements attributable to an Award, including, without limitation, the grant, exercise or vesting of, or payment of dividends with respect to, an Award or a disqualifying disposition of Common Stock received upon exercise of an Incentive Stock Option; or (b) require a Participant promptly to remit the amount of such withholding to the Company before taking any action with respect to an Award. To the extent specified by the Committee, withholding may be satisfied by withholding Stock to be received upon exercise or vesting of an Award or by delivery to the Company of previously owned Stock. In addition, the Company may reasonably delay the issuance or delivery of Shares pursuant to an Award as it determines appropriate to address tax withholding and other administrative matters.

22. Deferral of Payments.

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Award of Performance Shares or Performance Units. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of additional tax under Section 409A(1)(B) of the Code. Shares that are allocated after the Effective Date in connection with the deferral of an Award under the Director Deferred Compensation Plan (which includes dividend equivalents that are to be allocated under that plan after the Effective Date in connection with deferrals under the 1996 Director Stock Option Plan) or Shares that are allocated after the Effective Date under any other deferred compensation plan allowing for payment in Shares that refers specifically to this

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Plan, shall be issued under this Plan. Such issuances shall reduce the number of Shares available for Awards under this Plan.

23. No Liability of Company.

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, Beneficiary or any other person as to: (a) the non-issuance or sale of Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction over the matter, the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; (b) any tax consequence to any Participant, Beneficiary or other person due to the receipt, exercise or settlement of any Award granted hereunder; or (c) any provision of law or legal restriction that prohibits or restricts the transfer of Shares issued pursuant to any Award.

24. Amendment, Modification and Termination of the Plan.

The Board or Committee may at any time terminate, suspend or modify the Plan, except that the Board or Committee will not, without authorization of the stockholders of the Company, effect any change (other than through adjustment for changes in capitalization as provided in Section 25) which will:

(a) increase the total amount of Stock which may be awarded under the Plan;

(b) increase the individual maximum limits in Section 4.3;

(c) change the class of persons eligible to participate in the Plan;

(d) reduce the exercise price of outstanding Options or Stock Appreciation Rights; or

(e) otherwise amend the Plan in any manner requiring stockholder approval by law or under listing requirements of any exchange or interdealer quotation system on which the Shares are listed.

No termination, suspension, or modification of the Plan will adversely affect any right acquired by any Participant or any Beneficiary under an Award granted before the date of termination, suspension, or modification, unless otherwise agreed to by the Participant; but, it will be conclusively presumed that any adjustment for changes in capitalization provided for in Section 25 does not adversely affect any right.

25. Adjustment for Changes in Capitalization.

(a) In the event that the number of Shares shall be increased or decreased through a reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend (other than regular, quarterly cash dividends), or otherwise, then each Share that has been authorized for issuance under the Plan, whether such Share is then currently subject to or may become subject to an Award under the Plan, as well as the per share limits set forth in Section 4, shall be appropriately adjusted by the Committee to reflect such increase or decrease, unless the Company provides otherwise under the terms of such transaction. The terms of any outstanding Award shall also be adjusted by the Committee as to price, number of Shares subject to such Award and other terms to reflect the foregoing events.

(b) In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, whether by reason of a merger, consolidation or otherwise, then the Committee shall, in its sole discretion, determine the appropriate adjustment, if any, to be effected. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion. Notwithstanding anything to the contrary herein, any adjustment to Options granted pursuant to this Plan intended to qualify as Incentive Stock Options shall comply with the requirements, provisions and restrictions of the Code.

(c) No right to purchase fractional Shares shall result from any adjustment in Awards pursuant to this Section 25. In case of any such adjustment, the Shares subject to the Award shall be rounded down to the nearest whole Share. Notice of any adjustment shall be given by the Company to each Participant, which shall have been so adjusted and such adjustment (whether or not notice is given) shall be effective and binding for all purposes of the Plan.

26. Transferability.

Unless the Award Agreement (or an amendment thereto authorized by the Committee) expressly states that the Award is transferable, no Award granted under this Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner, other than by will or the laws of descent and distribution. The Committee may grant an Award or amend an outstanding Award to provide that the Award is transferable or assignable (a) in the case of a transfer without the payment of any consideration, to any "family member" as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as such may be amended from time to time, and (b) in any transfer described in clause (ii) of Section A.1(a)(5) of the

General Instructions to Form S-8 under the 1933 Act as amended from time to time, provided that following any such transfer or assignment the Award will remain subject to substantially the same terms applicable to the Award while held by the Participant to whom it was granted, as modified as the Committee shall determine appropriate, and as a condition to such transfer the transferee shall execute an agreement agreeing to be bound by such terms; provided further, that an Incentive Stock Option may be transferred or assigned only to the extent consistent with Section 422 of the Code. Any purported assignment, transfer or encumbrance that does not qualify under this Section 26 shall be void and unenforceable against the Company.

27. International Participants.

With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or an Affiliate.

28. Other Benefit Plans.

All Awards shall constitute a special incentive payment to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement between the Company and the Participant, unless such plan or agreement specifically provides otherwise.

29. Choice of Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to conflicts of laws, and except as otherwise provided in the pertinent Award agreement, any and all disputes between a Participant and the Company or any Affiliate relating to an Award shall be brought only in a state or federal court of competent jurisdiction sitting in Minneapolis, Minnesota.

30. Section 409A.

Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A of the Code, the Company will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A of the Code.

Amendment to Bylaws of G&K Services, Inc.
(Proposal Number 3)

* * * * *

4. The holders of ~~one-third~~a majority of the ~~stock~~voting power of the shares of the Company issued and outstanding and entitled to vote thereat, ~~present~~represented in person or ~~represented~~ by proxy, shall constitute a quorum~~, and the presence of such shareholders shall be requisite at all meetings of the~~ at a meeting of shareholders for the ~~transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws~~purpose of taking any action other than adjourning such meeting. If, however, such ~~number~~majority shall not be present or represented at any meeting of shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time to such date, time and place as they determine without notice other than announcement at the meeting, until the requisite amount of voting ~~stock~~power shall be present. At such adjourned meeting at which ~~the requisite amount of voting stock~~a quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified.

PROXY STATEMENT

PROXY STATEMENT

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ANNEX C

G&K Services, Inc.
Audit Committee of the Board of Directors Charter

I. Purpose

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of G&K Services, Inc. (the "Corporation") in fulfilling its oversight responsibilities by reviewing the integrity of financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the corporation's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent accountants and internal audit department.
- Provide an open avenue of communication among the independent accountants, financial and senior management, the internal audit department, and the Board.

The Committee has the authority to obtain services and assistance from outside legal, accounting or other advisors as deemed appropriate to perform its duties and responsibilities.

II. Composition

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors (as defined by all applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), Nasdaq and any other appropriate body), and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee should have a working familiarity with basic finance and accounting practices, including being able to read and understand financial statements, and at least one member of the Committee shall have accounting or related financial management expertise. The committee shall use its best efforts to have, as one of its members, an individual who qualifies as an "audit committee financial expert" in compliance with the criteria established by the SEC and other relevant regulations at the time the regulations require disclosure of the existence of an audit committee financial expert. The existence of such an audit committee financial expert, including his or her name and whether or not he or she is independent, or the lack of an audit committee financial expert, shall be disclosed in the Corporation's periodic filings as required by the SEC.

The members of the Committee and Chair of the Committee shall be elected by the Board at the annual organizational meeting of the Board, and shall serve on the Committee for the following year, or until their successors shall be duly elected and qualified.

III. Meetings

The Committee shall formally meet at least three times annually, or more frequently as circumstances dictate. As required, the Committee should meet with management, the director of internal audit and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

IV. Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee is expected to:

1. Provide an open avenue of communication between management, the internal audit department, the independent accountant, and the Board of Directors.
2. Review the Committee's charter at least annually and recommend to the Board any necessary or desirable amendments as conditions may dictate.
3. Maintain sole authority and responsibility for hiring and firing the independent accountants. Be directly responsible for the appointment, compensation, and oversight of the independent accountants' work (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent accountants shall report directly to the Committee.
4. Confirm and assure the independence of the internal audit function and the independent accountant, including considering whether the independent accountant's performance of permissible non-audit services and the compensation received for such services is compatible with the independent accountant's independence.
5. Review and pre-approve the performance of all audit and non-audit accounting services to be performed by the independent accountant (other than with respect to *de minimus* exceptions permitted by the Sarbanes-Oxley Act of 2002), to the extent such services are permitted under applicable rules and regulation. By action of the Committee, the authority to grant pre-approval may be delegated to one or more designated members of the Committee who are independent members of the Board, with any such pre-approval to be reported to the Committee at its next regularly scheduled meeting. Approval of non-audit ser-

vices shall be disclosed to investors in the Corporation's periodic reports required by Section 13(a) of the Securities Exchange Act of 1934, as amended.

6. Consider, in consultation with the independent accountant, the audit scope and plan of the independent accountant.

7. Consider and review with the independent accountant and the director of internal audit:

   (a) The adequacy of the Corporation's internal controls, including computerized information system controls and security.

   (b) The Corporation's risk assessment and risk management policies, including the Corporation's major financial risk exposure and steps taken by management to monitor and mitigate such exposure.

   (c) Any related significant findings and recommendations of the independent accountant together with management's responses thereto.

8. Review the items set forth below with management and the independent accountant at the completion of the annual examination, and recommend to the Board whether the financial statements should be included in the Annual Report on Form 10-K:

   (a) The Corporation's financial statements and related footnotes.

   (b) The independent accountant's audit of the financial statements and his or her report thereon.

   (c) Any significant changes required in the independent accountant's audit plan.

   (d) Any serious difficulties or disputes with management encountered during the course of the audit.

   (e) Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

9. Consider and review with management and the director of internal audit the results of internal audits completed, including:

   (a) Significant findings during the year and management's responses thereto.

   (b) Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

   (c) Any changes required in the planned scope of their audit plan.

   (d) The internal audit department charter.

10. As required, review with management and the independent accountant, the interim financial results that are filed with the SEC or other regulators.

11. Review the Corporation's critical accounting policies and estimates and alternative treatments of financial information within GAAP discussed between the independent accountants and management.

12. Review the internal controls report prepared by management for insertion into the annual report and the independent account's attestation on the assertions of management that are contained in the internal controls report.

13. Review the establishment of actuarial assumptions and investment objectives, policies and performance criteria for the management of the Corporation's retirement and benefit plans; review regulatory compliance of the plans, including the annual audit, 5500 filings, and ERISA compliance; review annually the performance of plan asset managers and investments, and communicate with the Compensation Committee regarding plan design as appropriate.

14. Review annually the adequacy and costs of the Corporation's insurance risk management program.

15. Consider and review with management annually the Corporation's financial risk management activities.

16. Review and make recommendations to the Board concerning the Corporation's Dividend Policy and other capital allocation matters on an annual basis.

17. Ensure there is a process for the confidential, anonymous submission by the Corporation's employees of concerns regarding questionable accounting and auditing matters.

18. Ensure procedures are established for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, auditing, and internal accounting controls.

19. Review and investigate any matters pertaining to the integrity of management, including conflicts of interest, or adherence to standards of business conduct as required in the ethics policies of the Corporation.

20. Review and approve (with the concurrence of a majority of the disinterested members of the Board) any related party and affiliated party transactions.

21. Evaluate audit committee effectiveness (i.e. self-assessment), as necessary.

22. Report Committee actions to the Board with such recommendations, as the Committee may deem appropriate.

23. The Committee will perform such other functions as required by law, the Corporation's charter or bylaws, or the Board.

G&K Services Audit Committee Board of Directors Charter

Most Recent Date of Revisions and Approval September 6, 2006

PROXY STATEMENT

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Executive Management Team

Richard L. Marcantonio
Chairman of the Board
and Chief Executive Officer

Peter B. S. Ellis
Senior Vice President,
Marketing and
Business Development

David F. Fisher
Vice President,
General Counsel
and Corporate Secretary

Holly A. Lamond
Chief Information Officer

Damian J. Luna
Senior Vice President,
Sales

David M. Miller
President,
U.S. Rental Operations

Jacqueline T. Punch
Senior Vice President,
Human Resources

Richard J. Stutz
Senior Vice President,
Operations and Sourcing

Robert G. Wood
President,
G&K Services Canada, Inc.

Jeffrey L. Wright
Senior Vice President
and Chief Financial Officer

Corporate Information

Corporate Address
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com

Common Stock
The common stock of G&K Services, Inc., trades on the Global Select Market of The NASDAQ Stock Market LLC under the symbol GKSR.

Annual Meeting
Our annual shareholders' meeting will be held at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, Minneapolis, Minnesota, on Thursday, November 16th, 2006, at 10:00 a.m. Central Standard Time.

Independent Auditors
Ernst & Young LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
St. Paul, Minnesota
(800) 468-9716

Investor Inquiries
To receive an Annual Report on Form 10-K or additional financial information, contact Glenn Stolt, Vice President and Treasurer, or Shayn Carlson, Director of Investor Relations, at the corporate address, phone number or web site.

G&K SERVICES

G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500

www.gkservices.com